

CIRRUS LOGIC®


13001470

2013 Annual Report



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Fiscal Year Ended March 30, 2013

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from _______ to _______

Commission File Number 0-17795

CIRRUS LOGIC, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**77-0024818**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

800 W. 6th Street, Austin, TX 78701
(Address of principal executive offices)

Registrant's telephone number, including area code: (512) 851-4000
Securities registered pursuant to Section 12(b) of the Act:
None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates was $1,812,739,022 based upon the closing price reported on the NASDAQ Global Select Market as of September 28, 2012. Stock held by directors, officers and stockholders owning 5 percent or more of the outstanding common stock were excluded as they may be deemed affiliates. This determination of affiliate status is not a conclusive determination for any other purpose.

As of May 24, 2013, the number of outstanding shares of the registrant's common stock, $0.001 par value, was 63,376,659.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the registrant's proxy statement for its annual meeting of stockholders to be held July 30, 2013 is incorporated by reference in Part II – Item 5. and Part III of this Annual Report on Form 10-K.

CIRRUS LOGIC, INC.

FORM 10-K

For The Fiscal Year Ended March 30, 2013

INDEX

support functions such as sales, public relations, supply chain management, various research and development and engineering support, in addition to the general and administrative functions of human resources, legal, finance and information technology. Therefore, there is no discrete financial information maintained for these product lines. For fiscal years 2013, 2012, and 2011, audio product sales were $754.8 million, $350.7 million, and $264.8 million, respectively. For fiscal years 2013, 2012, and 2011, energy product sales were $55.0 million, $76.1 million, and $104.7 million, respectively.

See Note 18 - Segment Information, of the Notes to Consolidated Financial Statements contained in Item 8 for further details including sales and property, plant and equipment, net, by geographic locations.

Company Strategy

We target growing markets where we can showcase our expertise in analog and digital signal processing to solve challenging problems. Our approach has been to develop new custom and catalog components that embody our latest innovations, which we then use to engage with the leading customers in a particular market or application. We then focus on building a strong engineering relationship with the design teams at these customers and work to develop highly differentiated products that address their specific needs using our own intellectual property ("IP"), sometimes in combination with theirs. When we have been successful with this approach, one initial design win has expanded into many additional products. This strategy gives us the opportunity to increase our content per box with a customer over time through the addition of new features and the integration of other system components into our products.

Markets and Products

The following provides a detailed discussion regarding our audio and energy product lines:

Audio Products: High-precision analog and mixed-signal components, as well as audio digital signal processor ("DSP") products for consumer, professional and automotive entertainment markets.

Energy Products: High-precision analog and mixed-signal components for energy-related applications, such as LED lighting, energy measurement, energy exploration and energy control systems.

AUDIO PRODUCTS

We are a recognized leader in analog and mixed-signal audio converter and audio DSP products that enable today's new consumer, professional and automotive entertainment applications. Our broad portfolio of approximately 250 active proprietary audio products includes analog-to-digital converters ("ADCs"), digital-to-analog converters ("DACs"), "codecs"—chips that integrate ADCs and DACs into a single IC, digital interface ICs, volume controls, adaptive noise cancelling circuits ("ANC") and amplifiers, as well as audio DSPs. Our products are used in a wide array of consumer applications, including portable media players, smartphones, tablet computers, laptops, audio/video receivers ("AVRs") and Blu-ray Disc players, home theater systems, set-top boxes, gaming devices, digital camcorders and digital televisions. Applications for products within professional markets include digital mixing consoles, multi-track digital recorders and effects processors. Applications for products within automotive markets include amplifiers, satellite radio systems, telematics and multi-speaker car-audio systems.

ENERGY PRODUCTS

We provide high-precision analog and mixed-signal ICs for targeted energy control, energy measurement, LED lighting and energy exploration applications. We have approximately 450 active proprietary energy products which include LED driver ICs, power factor correction ICs, ADC, and DACs. Our products are used in a wide array of high-precision, energy-related applications including LED retrofit lamps, digital utility meters, power supplies and energy exploration.

PART I

ITEM 1. *Business*

Cirrus Logic, Inc. ("Cirrus Logic," "We," "Us," "Our," or the "Company") develops high-precision, analog and mixed-signal integrated circuits ("ICs") for a broad range of consumer and industrial markets. Building on our diverse analog mixed-signal patent portfolio, Cirrus Logic delivers highly optimized products for consumer and professional audio, automotive entertainment, and targeted industrial applications including energy control, energy measurement, light emitting diode ("LED") lighting and energy exploration.

We were incorporated in California in 1984, became a public company in 1989 and were reincorporated in the State of Delaware in February 1999. Our primary facility housing engineering, sales and marketing, and administrative functions is located in Austin, Texas. We also serve customers from sales offices in the United States, Europe and Asia, including the People's Republic of China, Hong Kong, South Korea, Japan, Singapore, Taiwan and the United Kingdom. Our common stock, which has been publicly traded since 1989, is listed on the NASDAQ Global Select Market under the symbol CRUS.

We maintain a Web site with the address www.cirrus.com. We are not including the information contained on our Web site as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our Web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission (the "SEC"). To receive a free copy of this Form 10-K, please forward your written request to Cirrus Logic, Inc., Attn: Investor Relations, 800 W. 6th Street, Austin, Texas 78701, or via email at Investor.Relations@cirrus.com. In addition, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements filed electronically with the SEC by Cirrus Logic.

Background of the Semiconductor Industry

In general, the semiconductor industry produces three types of products: analog, digital and mixed-signal. Analog semiconductors process a continuous range of signals that can represent functions such as temperature, speed, pressure and sound. Digital semiconductors process information represented by discrete values, for example, 0s and 1s. Mixed-signal semiconductors combine analog and digital circuits in a single product. The design of the analog component of a mixed-signal IC is particularly complex and difficult, and requires experienced engineers to optimize speed, power and resolution within standard manufacturing processes.

The convergence and sophistication of our customers' products, such as portable audio applications, home entertainment and automotive audio devices, is made possible in part by advances in semiconductor technology. Semiconductor companies are attempting to differentiate their products by offering new features and functionality to customers, while at the same time shrinking product sizes, reducing power consumption, and lowering overall system costs.

Due to the extremely high costs involved in developing and operating a wafer fabrication facility, many semiconductor companies, including Cirrus, rely on third party foundries to manufacture their ICs. We believe that our fabless manufacturing model significantly reduces our capital requirements and allows us to focus our resources on the design, development, and marketing of our ICs.

Segments

We determine our operating segments in accordance with Financial Accounting Standards Board ("FASB") guidelines. Our Chief Executive Officer ("CEO") has been identified as the chief operating decision maker as defined by these guidelines.

The Company operates and tracks its results in one reportable segment, but reports revenue performance in two product lines, which currently are audio and energy. Our CEO receives and uses enterprise-wide financial information to assess financial performance and allocate resources, rather than detailed information at a product line level. Additionally, our product lines have similar characteristics and customers. They share operations

Customers, Marketing, and Sales

We offer approximately 700 products worldwide through both direct and indirect sales channels. Our major customers are among the world's leading electronics manufacturers. We target both large existing and emerging growth consumer electronic and energy markets that derive value from our expertise in advanced analog and mixed-signal design processing, systems-level integrated circuit engineering and embedded software development. We derive our sales both domestically and from a variety of locations across the world, including the People's Republic of China, the European Union, Hong Kong, Japan, South Korea, Taiwan, and the United Kingdom. Our domestic sales force includes a network of regional direct sales offices located in California, Nevada, and Texas. International sales offices and staff are located in Germany, Hong Kong, Shanghai and Shenzhen in the People's Republic of China, Singapore, South Korea, Taiwan, Japan and the United Kingdom. We supplement our direct sales force with external sales representatives and distributors. Our technical support staff is located in Texas. Our worldwide sales force provides geographically specific support to our customers and specialized selling of product lines with unique customer bases. See Note 18—Segment Information, of the Notes to Consolidated Financial Statements contained in Item 8 for further detail and for additional disclosure regarding sales and property, plant and equipment, net, by geographic locations.

Since the components we produce are largely proprietary and generally not available from second sources, we generally consider our end customer to be the entity specifying the use of our component in their design. These end customers may then purchase our products directly from us, from an external sales representative or distributor, or through a third party manufacturer contracted to produce their designs. For fiscal years 2013, 2012, and 2011, our ten largest end customers represented approximately 89 percent, 74 percent, and 62 percent, of our sales, respectively. For fiscal years 2013, 2012, and 2011, we had one end customer, Apple Inc., who purchased through multiple contract manufacturers and represented approximately 82 percent, 62 percent, and 47 percent, of the Company's total sales, respectively. For fiscal years 2012, and 2011, we had one distributor, Avnet Inc., who represented 15 percent, and 24 percent, of our sales, respectively. No other customer or distributor represented more than 10 percent of net sales in fiscal years 2013, 2012, or 2011.

Manufacturing

As a fabless semiconductor company, we contract with third parties for wafer fabrication and our assembly and test operations. We use multiple wafer foundries, assembly sources and test houses in the production of our inventory. The Company owned a 54,000 square foot facility in Tucson, Arizona, which served as the assembly and test facility for the Apex Precision Power ("Apex") product line prior to the Company selling the assets related to this entity in the fall of fiscal year 2013. Our outsourced manufacturing strategy allows us to concentrate on our design strengths, minimize fixed costs and capital expenditures while giving us access to advanced manufacturing facilities, and provide the flexibility to source multiple leading-edge technologies through strategic relationships. After wafer fabrication by the foundry, third-party assembly vendors package the wafer die. The finished products are then tested before shipment to our customers. While we do have some redundancy of fabrication processes by using multiple outside foundries, any interruption of supply by one or more of these foundries could materially impact us. As a result, we maintain some amount of business interruption insurance to help reduce the risk of wafer supply interruption, but we are not fully insured against such risk. Our supply chain management organization is responsible for the management of all aspects of the manufacturing, assembly, and testing of our products, including process and package development, test program development, and production testing of products in accordance with our ISO-certified quality management system.

Although our products are made from basic materials (principally silicon, metals and plastics), all of which are available from a number of suppliers, capacity at wafer foundries sometimes becomes constrained. The limited availability of certain materials may impact our suppliers' ability to meet our demand needs or impact the price we are charged. The prices of certain other basic materials, such as metals, gases and chemicals used in the production of circuits can increase as demand grows for these basic commodities. In most cases, we do not procure these materials ourselves; nevertheless, we are reliant on such materials for producing our products because our outside foundry and package and test subcontractors must procure them. To help mitigate risks associated with constrained capacity, we use multiple foundries, assembly and test sources.

Patents, Licenses and Trademarks

We rely on patent, copyright, trademark, and trade secret laws to protect our intellectual property, products, and technology. As of March 30, 2013, we held approximately 988 granted U.S. patents, 136 U.S. pending patent applications and various corresponding international patents and applications. Our U.S. patents expire in calendar years 2013 through 2031. While our patents are an important element of our success, our business as a whole is not dependent on any one patent or group of patents. We do not anticipate any material effect on our business due to any patents expiring in 2013, and we continue to obtain new patents through our ongoing research and development.

We have maintained U.S. federal trademark registrations for CIRRUS LOGIC, CIRRUS, Cirrus Logic logo designs, and CRYSTAL. These U.S. registrations may be renewed as long as the marks continue to be used in interstate commerce. We have also filed or obtained foreign registration for these marks in other countries or jurisdictions where we conduct, or anticipate conducting, international business.

To complement our own research and development efforts, we have also licensed and expect to continue to license, a variety of intellectual property and technologies important to our business from third parties.

Research and Development

We concentrate our research and development efforts on the design and development of new products for each of our principal markets. We also fund certain advanced-process technology development, as well as other emerging product opportunities. Expenditures for research and development in fiscal years 2013, 2012, and 2011 were $114.1 million, $85.7 million, and $63.9 million, respectively. Our future success is highly dependent upon our ability to develop complex new products, transfer new products to volume production, introduce them into the marketplace in a timely fashion, and have them selected for design into products of systems manufacturers. Our future success may also depend on assisting our customers with integration of our components into their new products, including providing support from the concept stage through design, launch and production ramp.

Competition

Markets for our products are highly competitive and we expect that competition will continue to increase. Our ability to compete effectively and to expand our business will depend on our ability to continue to recruit key engineering talent, execute on new product developments, persuade customers to design-in these new products into their applications, and provide lower-cost versions of existing products. We compete with other semiconductor suppliers that offer standard semiconductors, application-specific standard product and fully customized ICs, including embedded software, chip and board-level products.

While no single company competes with us in all of our product lines, we face significant competition in all markets where our products are available. We expect to face additional competition from new entrants in our markets, which may include both large domestic and international IC manufacturers and smaller, emerging companies.

The principal competitive factors in our markets include: time to market; quality of hardware/software design and end-market systems expertise; price; product benefits that are characterized by performance, features, quality and compatibility with standards; access to advanced process and packaging technologies at competitive prices; and sales and technical support, which includes assisting our customers with integration of our components into their new products and providing support from the concept stage through design, launch and production ramp.

Product life cycles may vary greatly by product category. For example, many consumer electronic devices have shorter design-in cycles; therefore, our competitors have increasingly frequent opportunities to achieve design wins in next-generation systems. Conversely, this also provides us frequent opportunities to displace competitors in products that have previously not utilized our design. The industrial and automotive markets typically have longer life cycles, which provide continued revenue streams over longer periods of time.

Backlog

Sales are made primarily pursuant to short-term purchase orders for delivery of products. The quantity actually ordered by the customer, as well as the shipment schedules, are frequently revised, without significant penalty, to reflect changes in the customer's needs. The majority of our backlog is typically requested for delivery within six months. In markets where the end system life cycles are relatively short, customers typically request delivery in six to ten weeks. We believe a backlog analysis at any given time gives little indication of our future business except on a short-term basis, principally within the next 60 days.

We utilize backlog as an indicator to assist us in production planning. However, backlog is influenced by several factors including market demand, pricing, and customer order patterns in reaction to product lead times. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery because of changes in customer needs or industry conditions. As a result, we believe that our backlog at any given time is an incomplete indicator of future sales.

Employees

As of March 30, 2013, we had 652 full-time employees, a decrease of 15 employees, or 2 percent, over the end of fiscal year 2012. The decrease was primarily due to the restructuring during the 2013 fiscal year. Of our full-time employees, 62 percent were engaged in research and product development activities, 27 percent in sales, marketing, general and administrative activities, and 11 percent in manufacturing-related activities. Our future success depends, in part, on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering, and administrative personnel.

We have never had a work stoppage and none of our employees are represented by collective bargaining agreements. We consider our employee relations to be good.

Forward—Looking Statements

This Annual Report on Form 10-K and certain information incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities the Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included or incorporated by reference in this Annual Report on Form 10-K, other than statements that are purely historical, are forward-looking statements. In some cases, forward-looking statements are identified by words such as "expect," "anticipate," "target," "project," "believe," "goals," "estimates," and "intend." Variations of these types of words and similar expressions are intended to identify these forward-looking statements. Any statements that refer to our plans, expectations, strategies or other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Among the important factors that could cause actual results to differ materially from those indicated by our forward-looking statements are those discussed in *Item 1A. Risk Factors* and elsewhere in this report, as well as in the documents filed by us with the SEC, specifically the most recent reports on Form 10-Q and 8-K, each as it may be amended from time to time.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update this information to reflect events or circumstances after the filing of this report with the SEC, except as required by law. All forward-looking statements, expressed or implied, included in this Form 10-K and attributable to Cirrus Logic are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we may make or persons acting on our behalf may issue. We undertake no obligation to revise or update publicly any forward-looking statement for any reason.

Item 1A. *Risk Factors*

Our business faces significant risks. The risk factors set forth below may not be the only risks that we face and there is a risk that we may have failed to identify all possible risk factors. Additional risks that we are not

aware of yet or that currently are not significant may adversely affect our business operations. You should read the following cautionary statements in conjunction with the factors discussed elsewhere in this and other Cirrus Logic filings with the SEC. These cautionary statements are intended to highlight certain factors that may affect the financial condition and results of operations of Cirrus Logic and are not meant to be an exhaustive discussion of risks that apply to companies such as ours.

We depend on a limited number of customers and distributors for a substantial portion of our sales, and the loss of, or a significant reduction in orders from, or pricing on products sold to, any key customer or distributor could significantly reduce our sales and our profitability.

While we generate sales from a broad base of customers worldwide, the loss of any of our key customers, or a significant reduction in sales or selling prices to any key customer, or reductions in selling prices made to retain key customer relationships, would significantly reduce our revenue, margins and earnings and adversely affect our business. For the twelve month periods ending March 30, 2013 and March 31, 2012, our ten largest end customers represented approximately 89 percent and 74 percent of our sales, respectively. For the twelve month periods ending March 30, 2013 and March 31, 2012, we had one end customer, Apple Inc., who purchased through multiple contract manufacturers and represented approximately 82 percent and 62 percent of the Company's total sales, respectively. For the twelve month period ending March 31, 2012, we had one distributor, Avnet Inc., who represented 15 percent of our sales.

We may not be able to maintain or increase sales to certain of our key customers for a variety of reasons, including the following:

- most of our customers can stop incorporating our products into their own products with limited notice to us and suffer little or no penalty;
- our agreements with our customers typically do not require them to purchase a minimum quantity of our products;
- many of our customers have pre-existing or concurrent relationships with our current or potential competitors that may affect the customers' decisions to purchase our products;
- our customers face intense competition from other manufacturers that do not use our products; and
- our customers regularly evaluate alternative sources of supply in order to diversify their supplier base, which increases their negotiating leverage with us and their ability to obtain components from alternative sources.

In addition, our dependence on a limited number of key customers may make it easier for key customers to pressure us to reduce the prices of the products we sell to them. We have experienced pricing pressure from certain key customers and we expect that the average selling prices for certain of our products will decline, reducing our revenue, our margins and our earnings.

Our key customer relationships often require us to develop new products that may involve significant technological challenges. Our customers frequently place considerable pressure on us to meet their tight development schedules. In addition, we may from time to time enter into customer agreements providing for exclusivity periods during which we may only sell specified products or technology to that customer. Accordingly, we may have to devote a substantial amount of resources to strategic relationships, which could detract from or delay our completion of other important development projects or the development of next generation products and technologies.

Our products are complex and could contain defects, which could result in material costs to us.

Product development in the markets we serve is becoming more focused on the integration of multiple functions on individual devices. There is a general trend towards increasingly complex products. The greater integration of functions and complexity of operations of our products increases the risk that we or our customers

or end users could discover latent defects or subtle faults after volumes of product have been shipped. This could result in material costs to us, including, but not limited to:

- reduced margins;
- damage to our reputation;
- a material recall and replacement costs for product warranty and support;
- payments to our customer related to the recall claims as a result of various industry or business practices, contractual requirements, or in order to maintain good customer relationships;
- an adverse impact to our customer relationships by the occurrence of significant defects;
- a delay in recognition or loss of revenues, loss of market share, or failure to achieve market acceptance; and
- a diversion of the attention of our engineering personnel from our product development efforts.

In addition, any defects or other problems with our products could result in financial losses or other damages to our customers who could seek damages from us for their losses. A product liability or warranty claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend. In particular, the sale of systems and components that are incorporated into certain applications for the automotive industry involves a high degree of risk that such claims may be made.

Due to the complex nature of our products, quality and reliability issues may arise after significant volumes of a product have shipped. This could result in damage to our reputation as a high quality supplier; a material recall or significant product warranty costs; a delay in recognition of revenue; loss of customers and market share; lower manufacturing yields; or a diversion of our engineering personnel from our product development efforts.

While we believe that we are reasonably insured against some of these risks and that we have attempted to contractually limit our financial exposure with many of our customers, a warranty or product liability claim against us in excess of our available insurance coverage and established reserves, or a requirement that we participate in a customer product recall, would have adverse effects (that could be material) on our business, results of operations, and financial condition.

We have entered into joint development agreements, custom product arrangements, and strategic relationships with some of our largest customers. These arrangements subject us to a number of risks, and any failure to execute on any of these arrangements could have a material adverse effect on our business, results of operations, and financial condition.

We have entered into joint development, product collaboration and technology licensing arrangements with some of our largest customers, and we expect to enter into new strategic arrangements of these kinds from time to time in the future. Such arrangements can magnify several risks for us, including loss of control over the development and development timeline of jointly developed products, risks associated with the ownership of the intellectual property that is developed pursuant to those arrangements, and increased risk that our joint development activities may result in products that are not commercially successful or that are not available in a timely fashion. In addition, any third party with whom we enter into a joint development, product collaboration or technology licensing arrangement may fail to commit sufficient resources to the project, change its policies or priorities or abandon or fail to perform its obligations related to the collaboration. In addition, we may from time to time enter into customer product arrangements that provide for exclusivity periods during which we may only sell specified products or technologies to that particular customer. Any failure to timely develop commercially successful products through our joint development activities as a result of any of these and other challenges could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to risks relating to product concentration.

We derive a substantial portion of our revenues from a limited number of products, and we expect these products to represent a large percentage of our revenues in the near term. Customer acceptance of these products is critical to our future success. Our business, operating results, financial condition and cash flows could therefore be adversely affected by:

- a decline in demand for any of our more significant products;
- a decline in the average selling prices of our more significant products;
- failure of our products to achieve continued market acceptance;
- competitive products;
- new technological standards or changes to existing standards that we are unable to address with our products;
- manufacturing or supply issues that prevent us from meeting our customers' demand for these products;
- a failure to release new products or enhanced versions of our existing products on a timely basis; and
- the failure of our new products to achieve market acceptance.

Our lack of diversification in our revenue and customer base increases the risk of an investment in our company, and our consolidated financial condition, results of operations, and stock price may deteriorate if we fail to diversify.

Although we continue to invest in and investigate opportunities to diversify our revenue and customer base, our sales, marketing, and development efforts have historically been focused on a limited number of customers and opportunities. Larger companies have the ability to manage their risk by product, market, and customer diversification. However, we lack diversification, in terms of both the nature and scope of our business, which enhances our risk profile. If we cannot diversify our customer and revenue opportunities, our financial condition and results of operations could deteriorate.

In general, our customers may cancel or reschedule orders on short notice without incurring significant penalties; therefore, our sales and operating results in any quarter are difficult to forecast.

In general, we rely on customers issuing purchase orders to buy our products rather than long-term supply contracts. Customers may cancel or reschedule orders on short notice without incurring significant penalties. Therefore, cancellations, reductions, or delays of orders from any significant customer could have a material adverse effect on our business, financial condition, and results of operations.

In addition, a significant portion of our sales and earnings in any quarter depends upon customer orders for our products that we receive and fulfill in that quarter. Because our expense levels are based in part on our expectations as to future revenue and to a large extent are fixed in the short term, we likely will be unable to adjust spending on a timely basis to compensate for any unexpected shortfall in sales or reductions in average selling prices. Accordingly, any significant shortfall of sales in relation to our expectations could hurt our operating results.

Our sales could be materially impacted by the failure of other component suppliers to deliver required parts needed in the final assembly of our customers' end products.

The products we supply our customers are typically a portion of the many components provided from multiple suppliers in order to complete the final assembly of an end product. If one or more of these other component suppliers are unable to deliver their required component(s) in order for the final end product to be assembled, our customers may delay, or ultimately cancel, their orders from us.

Strong competition in the semiconductor market may harm our business.

The IC industry is intensely competitive and is frequently characterized by rapid technological change, price erosion, technological obsolescence, and a push towards IC component integration. Because of shortened product life cycles and even shorter design-in cycles in a number of the markets that we serve, our competitors have increasingly frequent opportunities to achieve design wins in next-generation systems. In the event that competitors succeed in supplanting our products, our market share may not be sustainable and our net sales, gross margin and operating results would be adversely affected. Additionally, further component integration could eliminate the need for our products.

We compete in a number of fragmented markets. Our principal competitors in these markets include AKM Semiconductor Inc., Analog Devices Inc., Austriamicrosystems AG, Dialog Semiconductor, Freescale Semiconductor Inc., Integrated Device Technology Inc., iWatt Inc., Infineon Technologies AG, Linear Technologies Corporation, Marvell Technology Group, Ltd., Maxim Integrated Products Inc., NXP Semiconductors N.V., ON Semiconductor Corporation, Power Integrations Inc., Realtek Semiconductor Corporation, ST Microelectronics N.V., Texas Instruments, Inc., and Wolfson Microelectronics plc. Many of these competitors have greater financial, engineering, manufacturing, marketing, technical, distribution, and other resources; broader product lines; broader intellectual property portfolios; and longer relationships with customers. We also expect intensified competition from emerging companies and from customers who develop their own IC products. In addition, some of our current and future competitors maintain their own fabrication facilities, which could benefit them in connection with cost, capacity, and technical issues.

Increased competition could adversely affect our business. We cannot provide assurances that we will be able to compete successfully in the future or that competitive pressures will not adversely affect our financial condition and results of operations. Competitive pressures could reduce market acceptance of our products and result in price reductions and increases in expenses that could adversely affect our business and our financial condition. In particular, we have seen increased pricing pressures in the portable audio market, which will likely impact revenues and gross margins in the future.

We are dependent on third-party manufacturing and supply relationships for the majority of our products. Our reliance on third-party foundries and suppliers involves certain risks that may result in increased costs, delays in meeting our customers' demand, and loss of revenue.

We do not own or operate a semiconductor fabrication facility and do not have the resources to manufacture the majority of our products internally. We depend upon third parties to manufacture, assemble, package and test the majority of our products. As a result, we are subject to risks associated with these third parties, including:

- insufficient capacity available to meet our demand;
- inadequate manufacturing yields and excessive costs;
- inability of these third parties to obtain an adequate supply of raw materials;
- difficulties selecting and integrating new subcontractors;
- limited warranties on products supplied to us;
- potential increases in prices; and
- increased exposure to potential misappropriation of our intellectual property.

Our outside foundries and assembly and test suppliers generally manufacture our products on a purchase order basis, and we have few long-term supply arrangements with these suppliers. Therefore, our third-party manufacturers and suppliers are not obligated to supply us with products for any specific period of time, quantity, or price, except as may be provided in any particular purchase order or in relation to an existing supply agreement. A manufacturing or supply disruption experienced by one or more of our outside suppliers or a disruption of our relationship with an outside foundry could negatively impact the production of certain of our products for a substantial period of time.

In addition, difficulties associated with adapting our technology and product design to the proprietary process technology and design rules of outside foundries can lead to reduced yields of our products. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems may require cooperation between our manufacturer and us. This risk could be compounded by the offshore location of certain of our manufacturers, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. Manufacturing defects that we do not discover during the manufacturing or testing process may lead to costly product recalls. These risks may lead to increased costs or delayed product delivery, which would harm our profitability and customer relationships.

In some cases, our requirements may represent a small portion of the total production of the third-party suppliers. As a result, we are subject to the risk that a producer will cease production of an older or lower-volume process that it uses to produce our parts. We cannot assure you that our external foundries will continue to devote resources to the production of parts for our products or continue to advance the process design technologies on which the manufacturing of our products are based. Each of these events could increase our costs, lower our gross margin, and cause us to hold more inventories, or materially impact our ability to deliver our products on time.

Because we depend on subcontractors internationally to perform key manufacturing functions for us, we are subject to political, economic, and natural disaster risks that could disrupt the fabrication, assembly, packaging, or testing of our products.

We depend on third-party subcontractors, primarily in Asia, for the fabrication, assembly, packaging, and testing of most of our products. International operations may be subject to a variety of risks, including political instability, global health conditions, currency controls, exchange rate fluctuations, changes in import/export regulations, tariff and freight rates, as well as the risks of natural disasters such as earthquakes, tsunamis, and floods. Although we seek to reduce our dependence on any one subcontractor, this concentration of subcontractors and manufacturing operations in Asia subjects us to the risks of conducting business internationally, including associated political and economic conditions. If we experience manufacturing problems at a particular location, or a supplier is unable to continue operating due to financial difficulties, natural disasters, or other reasons, we would be required to transfer manufacturing to a backup supplier. Converting or transferring manufacturing from a primary supplier to a backup facility could be expensive and time consuming. As a result, delays in our production or shipping by the parties to whom we outsource these functions could reduce our sales, damage our customer relationships, and damage our reputation in the marketplace, any of which could harm our business, results of operations, and financial condition.

Our products may be subject to average selling prices that decline over time. If we are unable to maintain average selling prices for existing products, increase our volumes, introduce new or enhanced products with higher selling prices, or reduce our costs, our business and operating results could be harmed.

Historically in the semiconductor industry, average selling prices of products have decreased over time. Moreover, our dependence on a limited number of key customers may make it easier for key customers to pressure us to reduce the prices of the products we sell to them. If the average selling price of any of our products decline and we are unable to increase our unit volumes, introduce new or enhanced products with higher margins, and/or reduce manufacturing costs to offset anticipated decreases in the prices of our existing products, our operating results may be adversely affected. In addition, because of procurement lead times, we are limited in our ability to reduce total costs quickly in response to any reductions in prices or sales shortfalls. Because of these factors, we may experience material adverse fluctuations in our future operating results on a quarterly or annual basis.

We may experience difficulties transitioning to advanced manufacturing process technologies, which could materially adversely affect our results.

Our future success depends in part on our ability to transition our current development and production efforts to advanced manufacturing process technologies on circuit geometries of 55 nano-meter and smaller. To the extent that we do not timely transition to smaller geometries, experience difficulties in shifting to smaller geometries, or have significant quality or reliability issues at these smaller geometries, our results could be materially adversely affected.

Costs related to product defects and errata may harm our results of operations and business.

Costs associated with unexpected product defects and errata (deviations from published specifications) due to, for example, unanticipated problems in our design and manufacturing processes, could include:

- writing off or reserving the value of inventory of such products;
- disposing of products that cannot be fixed;
- recalling such products that have been shipped to customers;
- providing product replacements for, or modifications to, such products; and
- defending against litigation related to such products.

These costs could be substantial and may increase our expenses and lower our margins and profitability. In addition, our reputation with our customers or users of our products could be damaged as a result of such product defects and errata, and the demand for our products could be reduced. The announcement of product defects and/ or errata could cause customers to purchase products from our competitors as a result of anticipated shortages of our components or for other reasons. These factors could harm our financial results and the prospects for our business.

As we carry only limited insurance coverage, any incurred liability resulting from uncovered claims could adversely affect our financial condition and results of operations.

Our insurance policies may not be adequate to fully offset losses from covered incidents, and we do not have coverage for certain losses. For example, there is limited coverage available with respect to the services provided by our third party foundries and assembly and test subcontractors. Although we believe that our existing insurance coverage is consistent with common practices of companies in our industry, our insurance coverage may be inadequate to protect us against product recalls, natural disasters, and other unforeseen catastrophes that could adversely affect our financial condition and results of operations.

Our failure to develop and ramp new products into production in a timely manner could harm our operating results.

Our success depends upon our ability to develop new products for new and existing customers, and to introduce these products in a timely and cost-effective manner. New product introductions involve significant investment of resources and potential risks. Delays in new product introductions or less-than-anticipated market acceptance of our new products are possible and would have an adverse effect on our sales and earnings. The development of new products is highly complex and, from time-to-time, we have experienced delays in developing and introducing these new products. Successful product development and introduction depend on a number of factors including, but not limited to:

- proper new product definition;
- timely completion of design and testing of new products;
- assisting our customers with integration of our components into their new products, including providing support from the concept stage through design, launch and production ramp;
- successfully developing and implementing the software necessary to integrate our products into our customers' products;

- achievement of acceptable manufacturing yields;
- availability of wafer fabrication, assembly, and test capacity; and
- market acceptance of our products and the products of our customers.

Both sales and/or margins may be materially affected if new product introductions are delayed, or if our products are not designed into successive generations of new or existing customers' products. Our failure to develop and introduce new products successfully could harm our business and operating results.

In addition, difficulties associated with adapting our technology and product design to the proprietary process technology and design rules of outside foundries can lead to reduced yields of our products. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems may require cooperation between our manufacturer and us. This risk could be compounded by the offshore location of certain of our manufacturers, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. Manufacturing defects that we do not discover during the manufacturing or testing process may lead to costly product recalls. These risks may lead to increased costs or delayed product delivery, which would harm our profitability and customer relationships.

Shifts in industry-wide capacity and our practice of ordering and purchasing our products based on sales forecasts may result in significant fluctuations in inventory and our quarterly and annual operating results.

We rely on independent foundries and assembly and test houses to manufacture our products. Our reliance on these third party suppliers involves certain risks and uncertainties. For example, shifts in industry-wide capacity from shortages to oversupply, or from oversupply to shortages, may result in significant fluctuations in our quarterly and annual operating results. In addition, we may order wafers and build inventory in advance of receiving purchase orders from our customers. Because our industry is highly cyclical and is subject to significant downturns resulting from excess capacity, overproduction, reduced demand, order cancellations, or technological obsolescence, there is a risk that we will forecast inaccurately and produce excess inventories of particular products. In addition, if we experience supply constraints or manufacturing problems at a particular supplier, we could be required to switch suppliers or qualify additional suppliers. Switching and/or qualifying additional suppliers could be an expensive process and take as long as six to twelve months to complete, which could result in material adverse fluctuations to our operating results.

We generally order our products through non-cancelable purchase orders from third-party foundries based on our sales forecasts, and our customers can generally cancel or reschedule orders they place with us without significant penalties. If we do not receive orders as anticipated by our forecasts, or our customers cancel orders that are placed, we may experience increased inventory levels.

Due to the product manufacturing cycle characteristic of IC manufacturing and the inherent imprecision in the accuracy of our customers' forecasts, product inventories may not always correspond to product demand, leading to shortages or surpluses of certain products. As a result of such inventory imbalances, future inventory write-downs and charges to gross margin may occur due to lower of cost or market accounting, excess inventory, and inventory obsolescence.

We have historically experienced fluctuations in our operating results and expect these fluctuations to continue in future periods.

Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect our net sales, gross margin, and operating results. If our operating results fall below expectations of market analysts or investors, the market price of our common stock could decrease significantly. We are subject to business cycles and it is difficult to predict the timing, length, or volatility of these cycles. These business cycles may create pressure on our sales, gross margin, and/or operating results.

Factors that could cause fluctuations and materially and adversely affect our net sales, gross margin and/or operating results include, but are not limited to:

- the volume and timing of orders received;
- changes in the mix of our products sold;
- market acceptance of our products and the products of our customers;
- excess or obsolete inventory;
- pricing pressures from competitors and key customers;
- our ability to introduce new products on a timely basis;
- the timing and extent of our research and development expenses;
- the failure to anticipate changing customer product requirements;
- disruption in the supply of wafers, assembly, or test services;
- reduction of manufacturing yields;
- certain production and other risks associated with using independent manufacturers, assembly houses, and testers; and
- product obsolescence, price erosion, competitive developments, and other competitive factors.

We have significant international sales, and risks associated with these sales could harm our operating results.

Export sales, principally to Asia, include sales to U.S-based customers with overseas manufacturing plants or manufacturing sub-contractors. These export sales represented 94 percent, 88 percent, and 82 percent, of our net sales in fiscal years 2013, 2012, and 2011, respectively. We expect export sales to continue to represent a significant portion of product sales. This reliance on international sales subjects us to the risks of conducting business internationally, including risks associated with political and economic instability, global health conditions, currency controls, exchange rate fluctuations and changes in import/export regulations, tariff and freight rates, as well as the risks of natural disaster, especially in Asia. For example, the political or economic instability in a given region may have an adverse impact on the financial position of end users in the region, which could affect future orders and harm our results of operations. Our international sales operations involve a number of other risks including, but not limited to:

- unexpected changes in government regulatory requirements;
- changes to countries' banking and credit requirements;
- changes in diplomatic and trade relationships;
- delays resulting from difficulty in obtaining export licenses for technology;
- tariffs and other barriers and restrictions;
- competition with non-U.S. companies or other domestic companies entering the non-U.S. markets in which we operate;
- longer sales and payment cycles;
- problems in collecting accounts receivable; and
- the burdens of complying with a variety of non-U.S. laws.

In addition, our competitive position may be affected by the exchange rate of the U.S. dollar against other currencies. Consequently, increases in the value of the dollar would increase the price in local currencies of our products in non-U.S. markets and make our products relatively more expensive. Alternatively, decreases in the value of the dollar will increase the relative cost of operations that are based overseas. We cannot provide assurances that regulatory, political and other factors will not adversely affect our operations in the future or require us to modify our current business practices.

Our international operations subject our business to additional political and economic risks that could have an adverse impact on our business.

In addition to international sales constituting a large portion of our net sales, we maintain international operations, sales, and technical support personnel. International expansion has required, and will continue to require, significant management attention and resources. There are risks inherent in expanding our presence into non-U.S. regions, including, but not limited to:

- difficulties in staffing and managing non-U.S. operations;
- failure of non-U.S. laws to adequately protect our U.S. intellectual property, patent, trademarks, copyrights, know-how, and other proprietary rights;
- global health conditions and potential natural disasters;
- political and economic instability in international regions;
- international currency controls and exchange rate fluctuations;
- vulnerability to terrorist groups targeting American interests abroad; and
- legal uncertainty regarding liability and compliance with non-U.S. laws and regulatory requirements.

If we are unable to successfully manage the demands of our international operations, it may have a material adverse effect on our business, financial condition, or results of operations.

We may be adversely impacted by global economic conditions. As a result, our financial results and the market price of our common shares may decline.

Global economic conditions could make it difficult for our customers, our suppliers, and us to accurately forecast and plan future business activities, and could cause global businesses to defer or reduce spending on our products, or increase the costs of manufacturing our products. During challenging economic times our customers and distributors may face issues gaining timely access to sufficient credit, which could impact their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our days sales outstanding would increase.

We cannot predict the timing, strength, or duration of any economic slowdown or subsequent economic recovery. If the economy or markets in which we operate were to deteriorate, our business, financial condition, and results of operations will likely be materially and/or adversely affected.

Our results may be affected by the fluctuation in sales in the consumer entertainment and smartphone markets.

Because we sell products primarily in the consumer entertainment and smartphone markets, we are likely to be affected by seasonality in the sales of our products and the cyclical nature of these markets. Further, a decline in consumer confidence and consumer spending relating to economic conditions, terrorist attacks, armed conflicts, oil prices, global health conditions, natural disasters, and/or the political stability of countries that we operate in or sell into could have a material adverse effect on our business.

Our failure to manage our distribution channel relationships could adversely affect our business.

The future of our business, as well as the future growth of our business, will depend in part on our ability to manage our relationships with current and future distributors and external sales representatives and to develop additional channels for the distribution and sale of our products. The inability to successfully manage these relationships could adversely affect our business.

We may be unable to protect our intellectual property rights.

Our success depends in part on our ability to obtain patents and to preserve our other intellectual property rights covering our products. We seek patent protection for those inventions and technologies for which we believe such protection is suitable and is likely to provide a competitive advantage to us. We also rely on trade

secrets, proprietary technology, non-disclosure and other contractual terms, and technical measures to protect our technology and manufacturing knowledge. We work actively to foster continuing technological innovation to maintain and protect our competitive position. We cannot provide assurances that steps taken by us to protect our intellectual property will be adequate, that our competitors will not independently develop or design around our patents, or that our intellectual property will not be misappropriated. In addition, the laws of some non-U.S. countries may not protect our intellectual property as well as the laws of the United States.

Any of these events could materially and adversely affect our business, operating results, or financial condition. Policing infringement of our technology is difficult, and litigation may be necessary in the future to enforce our intellectual property rights. Any such litigation could be expensive, take significant time, and divert management's attention from other business concerns.

Potential intellectual property claims and litigation could subject us to significant liability for damages and could invalidate our proprietary rights.

The IC industry is characterized by frequent litigation regarding patent and other intellectual property rights. We may find it necessary to initiate a lawsuit to assert our patent or other intellectual property rights. These legal proceedings could be expensive, take significant time, and divert management's attention from other business concerns. We cannot provide assurances that we will ultimately be successful in any lawsuit, nor can we provide assurances that any patent owned by us will not be invalidated, circumvented, or challenged. We cannot provide assurances that rights granted under our patents will provide competitive advantages to us, or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all.

As is typical in the IC industry, we and our customers have, from time to time, received and may in the future receive, communications from third parties asserting patents, mask work rights, or copyrights. In the event third parties were to make a valid intellectual property claim and a license was not available on commercially reasonable terms, our operating results could be harmed. Litigation, which could result in substantial cost to us and diversion of our management, technical and financial resources, may also be necessary to defend us against claimed infringement of the rights of others. An unfavorable outcome in any such suit could have an adverse effect on our future operations and/or liquidity.

System security risks, data protection breaches, cyber-attacks and other related cyber security issues could disrupt our internal operations, and any such disruption could increase our expenses, damage our reputation and adversely affect our stock price.

Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise our confidential information or that of third parties, create system disruptions or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our websites, products or otherwise exploit any security vulnerabilities of our websites and products. The costs to us to eliminate or alleviate cyber or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and our efforts to address these problems may not be successful and could result in interruptions, delays, cessation of service and loss of existing or potential customers that may impede our sales, manufacturing, distribution or other critical functions.

We manage and store various proprietary information and sensitive or confidential data relating to our business. In addition, we manage and store a significant amount of proprietary and sensitive confidential information from our customers. Any breach of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about us or our customers, including the potential loss or disclosure of such information or data as a result of fraud, trickery or other forms of deception, could result in litigation and potential liability for us, damage our brand and reputation or otherwise harm our business.

If we fail to attract, hire and retain qualified personnel, we may not be able to develop, market, or sell our products or successfully manage our business.

Competition for highly qualified personnel in our industry is intense. The number of technology companies in the geographic areas in which we operate is greater than it has been historically and we expect competition for qualified personnel to intensify. There are only a limited number of individuals in the job market with the requisite skills. Our Human Resources organization focuses significant efforts on attracting and retaining individuals in key technology positions. The loss of the services of key personnel or our inability to hire new personnel with the requisite skills could restrict our ability to develop new products or enhance existing products in a timely manner, sell products to our customers, or manage our business effectively.

If we fail to effectively manage our hiring needs and successfully assimilate new talent, our ability to meet development schedules, productivity, employee morale and retention could be impacted, resulting in an adverse effect on our business and operating results.

We continue to experience rapid growth in hiring new employees. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, while at the same time not losing key personnel. While managing those risks, we still must sustain the beneficial aspects of our award-winning corporate culture, which we believe fosters innovation, teamwork and mitigates voluntary turnover.

We intend to make substantial investments to expand our engineering, research and development organizations. The challenges of integrating a rapidly growing employee base into our corporate culture are exacerbated by the tight product development schedules for our key customers. Therefore, if we fail to effectively manage our hiring needs and successfully assimilate new talent, our ability to meet development schedules, productivity, employee morale and retention could be impacted, resulting in an adverse effect on our business and operating results.

We may acquire other companies or technologies, which may create additional risks associated with our ability to successfully integrate them into our business.

We continue to consider future acquisitions of other companies, or their technologies or products, to improve our market position, broaden our technological capabilities, and expand our product offerings. If we are able to acquire companies, products or technologies that would enhance our business, we could experience difficulties in integrating them. Integrating acquired businesses involves a number of risks, including, but not limited to:

- the potential disruption of our ongoing business;
- unexpected costs or incurring unknown liabilities;
- the diversion of management resources from other strategic and operational issues;
- the inability to retain the employees of the acquired businesses;
- difficulties relating to integrating the operations and personnel of the acquired businesses;
- adverse effects on the existing customer relationships of acquired companies;
- the potential incompatibility of the businesses;
- adverse effects associated with entering into markets and acquiring technologies in areas in which we have little experience; and
- acquired intangible assets becoming impaired as a result of technological advancements, or worse-than-expected performance of the acquired company.

If we are unable to successfully address any of these risks, our business could be harmed.

We are subject to the export control regulations of the U.S. Department of State and the Department of Commerce. A violation of these export control regulations could have a material adverse effect on our business or our results of operations, cash flows, or financial position.

The nature of our international business subjects us to the export control regulations of the U.S. Department of State and the Department of Commerce. If these export control regulations are violated, it could result in monetary penalties and denial of export privileges. The U.S. government is very strict with respect to compliance and has served notice generally that failure to comply with these regulations may subject violators to fines and/or imprisonment. Although we are not aware of any material violation of any export control regulations, a failure to comply with any of the above mentioned regulations could have a material adverse effect on our business.

Our financial results may be adversely affected by changes in the valuation allowance on our deferred tax assets.

The Company has a significant amount of deferred tax assets. Our ability to recognize these deferred tax assets is dependent upon our ability to determine whether it is more likely than not that we will be able to realize, or actually use, these deferred tax assets. That determination depends primarily on our ability to generate future U.S. taxable income. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require possible material adjustments to the net deferred tax asset and an accompanying reduction or increase in net income in the period in which such determinations are made.

Our stock price has been and is likely to continue to be volatile.

The market price of our common stock fluctuates significantly. This fluctuation has been or may be the result of numerous factors, including, but not limited to:

- actual or anticipated fluctuations in our operating results;
- announcements concerning our business or those of our competitors, customers, or suppliers;
- loss of a significant customer, or customers;
- changes in financial estimates by securities analysts or our failure to perform as anticipated by the analysts;
- news, commentary, and rumors emanating from the media relating to our customers, the industry, or us. These reports may be unrelated to the actual operating performance of the Company, and in some cases, may be potentially misleading or incorrect;
- announcements regarding technological innovations or new products by us or our competitors;
- announcements by us of significant acquisitions, strategic partnerships, joint ventures, or capital commitments;
- announcements by us of significant divestitures or sale of certain assets or intellectual property;
- litigation arising out of a wide variety of matters, including, among others, employment matters and intellectual property matters;
- departure of key personnel;
- single significant stockholders selling for any reason;
- general conditions in the IC industry; and
- general market conditions and interest rates.

We have provisions in our Certificate of Incorporation and Bylaws, and are subject to certain provisions of Delaware law, which could prevent, delay or impede a change of control of our company. These provisions could affect the market price of our stock.

Certain provisions of Delaware law and of our Certificate of Incorporation and Bylaws could make it more difficult for a third party to acquire us, even if our stockholders support the acquisition. These provisions include, but are not limited to:

- the inability of stockholders to call a special meeting of stockholders;
- a prohibition on stockholder action by written consent; and
- a requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders.

We are also subject to the anti-takeover laws of Delaware that may prevent, delay or impede a third party from acquiring or merging with us, which may adversely affect the market price of our common stock.

We are subject to the risks of owning real property.

We currently own our U.S. headquarters in Austin, Texas. The ownership of our U.S. headquarters subjects us to the risks of owning real property, which may include:

- the possibility of environmental contamination and the costs associated with correcting any environmental problems;
- adverse changes in the value of these properties, due to interest rate changes, changes in the neighborhood in which the property is located, or other factors; and
- the risk of financial loss in excess of amounts covered by insurance, or uninsured risks, such as the loss caused by damage to the buildings as a result of fire, floods, or other natural disasters.

ITEM 1B. *Unresolved Staff Comments*

None.

ITEM 2. *Properties*

As of May 1, 2013, our principal facilities are located in Austin, Texas. In July 2012, we relocated the Company's corporate headquarters into a new facility, which we own, and consists of approximately 135,000 square feet of office space and is primarily occupied by research and development personnel and testing equipment. In addition, the Company has purchased surrounding properties that consist of approximately 32,000 square feet of space, of which 7,000 square feet is subleased through November 2014. We expect to staff these facilities with a mixture of administrative personnel, research and development personnel, and testing equipment once the current subleases expire and renovations are complete.

Additionally, we have various leased facilities in Austin, TX, consisting of approximately 96,000 square feet. This includes approximately 59,000 square feet of leased space that houses a mixture of administrative personnel as well as research and development personnel. Our failure analysis and reliability facilities occupy the remaining 37,000 square feet of leased space.

The Company closed operations in Tucson, Arizona during fiscal year 2013, which included 28,000 square feet of leased office space which was primarily occupied by engineering personnel. The term of this lease extends through May 2015.

Below is a detailed schedule that identifies our occupied leased and owned property locations as of May 1, 2013, with various lease terms through fiscal year 2015:

Design Centers	Sales Support Offices – USA	Sales Support Offices – International
Austin, Texas	Cupertino, California	Hong Kong, China
		Shanghai, China
		Shenzhen, China
		Tokyo, Japan
		Singapore
		Seoul, South Korea
		Taipei, Taiwan
		Buckinghamshire, United Kingdom

See Note 12 - Commitments and Contingencies of the Notes to Consolidated Financial Statements contained in Item 8 for further detail.

ITEM 3. *Legal Proceedings*

From time to time, we are involved in legal proceedings concerning matters arising in connection with the conduct of our business activities. We regularly evaluate the status of legal proceedings in which we are involved, to assess whether a loss is probable or there is a reasonable possibility that a loss or additional loss may have been incurred and determine if accruals are appropriate. We further evaluate each legal proceeding to assess whether an estimate of possible loss or range of loss can be made, if accruals are not appropriate. We intend to vigorously defend ourselves against the allegations made in the legal cases described below.

On June 4, 2012, U.S. Ethernet Innovations, LLC (the "Plaintiff") filed suit against Cirrus Logic and two other defendants in the U.S. District Court, Eastern District of Texas. The Plaintiff alleges that Cirrus Logic infringed on four U.S. patents relating to Ethernet technology. In its complaint, the Plaintiff indicated that it is seeking unspecified monetary damages, including up to treble damages for willful infringement. We answered the complaint on June 29, 2012, denying the allegations of infringement and seeking a declaratory judgment that the patents in suit were invalid and not infringed. On September 21, 2012, the Plaintiff amended its complaint to allege that we infringed on a fifth patent related to similar technology. We answered the amended complaint on October 8, 2012, again denying the allegations of infringement and seeking a declaratory judgment that the patents in suit were invalid and not infringed.

On February 4, 2013, a purported shareholder filed a class action complaint in the United States District Court for the Southern District of New York against the Company and two of the Company's executives (the "Securities Case"). *Koplyay v. Cirrus Logic, Inc., et al.* Civil Action No. 13-CV-0790. The complaint alleges that the defendants violated the federal securities laws by making materially false and misleading statements regarding our business results between July 31, 2012, and October 31, 2012, and seeks unspecified damages along with plaintiff's costs and expenses, including attorneys' fees. A second complaint was filed on April 13, 2013, by a different purported shareholder, in the same court, setting forth substantially the same allegations. On April 19, 2013, the court appointed the plaintiff and counsel in the first class action complaint as the lead plaintiff and lead counsel. The lead plaintiff filed an amended complaint on May 1, 2013, including substantially the same allegations as the original complaint.

On April 13, 2013, another purported shareholder filed a shareholder derivative complaint against several of our current officers and directors in the District Court of Travis County, Texas, 53rd Judicial District (the "Derivative Case"). *Graham, derivatively on behalf of Cirrus Logic, Inc. v. Rhode, et. al.,* Cause No. D-1-GN-13-001285. In this complaint, the plaintiff makes allegations similar to those presented in the Securities Case, but the plaintiff asserts various state law causes of action, including claims of breach of fiduciary duty and unjust enrichment. The Company is named solely as a nominal defendant against whom no recovery is sought.

ITEM 4. ***Mine Safety Disclosures***

Not applicable.

PART II

ITEM 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is traded on the NASDAQ Global Select Market under the symbol CRUS. The following table shows, for the periods indicated, the high and low intra-day sales prices for our common stock.

As of May 24, 2013, there were approximately 622 holders of record of our common stock.

We have not paid cash dividends on our common stock and currently intend to continue a policy of retaining any earnings for reinvestment in our business.

The information under the caption "Equity Compensation Plan Information" in our 2013 Proxy Statement is incorporated herein by reference.

	High	Low
Fiscal year ended March 30, 2013		
First quarter	$31.23	$20.28
Second quarter	45.49	24.94
Third quarter	42.00	25.31
Fourth quarter	31.97	22.04
Fiscal year ended March 31, 2012		
First quarter	$21.96	$13.13
Second quarter	18.51	12.52
Third quarter	18.35	13.40
Fourth quarter	24.85	15.69

Stock Price Performance Graph

The following graph and table show a comparison of the five-year cumulative total stockholder return, calculated on a dividend reinvestment basis, for Cirrus Logic, the S&P 500 Composite Index (the "S&P 500"), and the Semiconductor Subgroup of the S&P Electronics Index (the "S&P Semiconductors Index").



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Assumes Initial Investment of $100
on March 29, 2008
DOLLARS
400
350
300
250
200
150
100
50
0
Cirrus Logic, Inc.
S&P 500 Index
S&P 500 Semiconductors Index
3/08
3/09
3/10
3/11
3/12
3/13

	3/29/2008	3/28/2009	3/27/2010	3/26/2011	3/31/2012	3/30/2013
Cirrus Logic, Inc.	**100.00**	**60.33**	**119.00**	**319.16**	**358.97**	**343.14**
S&P 500 Index	**100.00**	**63.67**	**93.00**	**106.83**	**117.05**	**133.40**
S&P 500 Semiconductors Index	**100.00**	**74.01**	**112.53**	**125.52**	**144.39**	**130.52**

(1) The graph assumes that $100 was invested in our common stock and in each index at the market close on March 29, 2008, and that all dividends were reinvested. No cash dividends were declared on our common stock during the periods presented.

(2) Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

The information in this Form 10-K appearing under the heading "Stock Price Performance Graph" is being "furnished" pursuant to Item 201(e) of Regulation S-K under the Securities Act of 1933, as amended, and shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, other than as provided in Item 201(e) of Regulation S-K, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended.

ITEM 6. ***Selected Financial Data***

The information contained below should be read along with Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 — Financial Statements and Supplementary Data (Amounts in thousands, except per share amounts).

	Fiscal Years				
	2013	2012	2011	2010	2009
	(1)	(1)	(1)		
Net sales	$ 809,786	$426,843	$369,571	$220,989(2)	$174,642
Net income	136,598	87,983	203,503	38,398	3,475
Basic earnings per share	$ 2.12	$ 1.35	$ 3.00	$ 0.59	$ 0.05
Diluted earnings per share	$ 2.00	$ 1.29	$ 2.82	$ 0.59	$ 0.05
Financial position at year end:					
Cash, cash equivalents, restricted investments and marketable securities	236,547	184,788	215,055	141,626	120,232
Total assets	$ 651,347	$544,462	$496,621	$267,610	$207,004
Working capital	351,455	278,602	267,416	142,965	126,908
Long term obligations	10,094	5,620	6,188	7,119	8,328
Total stockholders' equity	$ 548,174	$465,857	$438,379	$218,601	$172,928

1) Refer to the consolidated financial statements and the Notes thereto contained in Item 8 of this Form 10-K for fiscal years 2013, 2012, and 2011 for an expanded discussion of factors that materially affect the comparability of the information reflected in the selected consolidated financial data presented above.

2) The increase in net sales reflects increases in audio product sales, primarily portable and surround codecs products, partially offset by a $10.0 million decrease in energy product sales.

ITEM 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Please read the following discussion in conjunction with our audited historical consolidated financial statements and notes thereto, which are included elsewhere in this Form 10-K. Management's Discussion and Analysis of Financial Condition and Results of Operations contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risk, uncertainties and other factors. Actual results could differ materially because of the factors discussed in Part I, Item 1A. "Risk Factors" of this Form 10-K.

Critical Accounting Policies

Our discussion and analysis of the Company's financial condition and results of operations are based upon the consolidated financial statements included in this report, which have been prepared in accordance with U. S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts. We evaluate the estimates on an on-going basis. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

We believe the following critical accounting policies involve significant judgments and estimates that are used in the preparation of the consolidated financial statements:

- We provide for the recognition of deferred tax assets if realization of such assets is more likely than not. The Company evaluates the ability to realize its deferred tax assets based on all the facts and circumstances, including projections of future taxable income and expiration dates of carryover attributes. We have provided a valuation allowance against a portion of our net U.S. deferred tax assets due to uncertainties regarding its realization.

The calculation of our tax liabilities involves assessing uncertainties with respect to the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by the Internal Revenue Service or other taxing jurisdiction. If our estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result. See Note 17 — Income Taxes of the Notes to Consolidated Financial Statements contained in Item 8 for additional details.

- We recognize revenue when all of the following criteria are met: persuasive evidence that an arrangement exists, delivery of goods has occurred, the sales price is fixed or determinable and collectability is reasonably assured. We evaluate our distributor arrangements, on a distributor by distributor basis, with respect to each of the four criteria above. For a majority of our distributor arrangements, we provide rights of price protection and stock rotation. Revenue is deferred at the time of shipment to our domestic distributors and certain international distributors due to the determination that the ultimate sales price to the distributor is not fixed or determinable. Once the distributor has resold the product, and our final sales price is fixed or determinable, we recognize revenue for the final sales price and record the related costs of sales. For certain of our smaller international distributors, we do not grant price protection rights and provide minimal stock rotation rights. For these distributors, revenue is recognized upon delivery to the distributor, less an allowance for estimated returns, as the revenue recognition criteria have been met upon shipment.

  Further, the Company defers the associated cost of goods sold on our consolidated balance sheet, net within the deferred income caption. The Company routinely evaluates the products held by our distributors for impairment to the extent such products may be returned by the distributor within these limited rights and such products would be considered excess or obsolete if included within our own inventory. Products returned by distributors and subsequently scrapped have historically been immaterial to the Company.

- Inventories are recorded at the lower of cost or market, with cost being determined on a first-in, first-out basis. We write down inventories to net realizable value based on forecasted demand, product release schedules, product life cycles, management judgment, and the age of inventory. Actual demand and market conditions may be different from those projected by management, which could have a material effect on our operating results and financial position. See Note 2 — Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements contained in Item 8.

- We evaluate the recoverability of property, plant, and equipment and intangible assets by testing for impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. An impairment loss is recognized in the event the carrying value of these assets exceeds the fair value of the applicable assets. Impairment evaluations involve management estimates of asset useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management, which could have a material effect on our operating results and financial position. See Note 6 — Goodwill and Intangibles, net of the Notes to Consolidated Financial Statements contained in Item 8.

- Our available-for-sale investments, non-marketable securities and other investments are subject to a periodic impairment review. Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. This determination requires significant judgment and actual results may be materially different than our estimate. Marketable securities are evaluated for impairment if the decline in fair value below cost basis is significant and/or has lasted for an extended period of time. Non-marketable securities or other investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. For investments accounted for using the cost method of accounting, we evaluate information (e.g., budgets, business plans, financial statements) in addition to quoted market prices, if any, in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults, and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and we weigh all quantitative and qualitative factors in determining if an other-than-

temporary decline in value of an investment has occurred. When a decline in value is deemed to be other-than-temporary, we recognize an impairment loss in the current period's operating results to the extent of the decline. Actual values could be different from those estimated by management, which could have a material effect on our operating results and financial position. See Note 3 — Marketable Securities of the Notes to Consolidated Financial Statements contained in Item 8.

- The Company evaluates the collectability of accounts receivable. We maintain allowances for doubtful accounts for estimated losses resulting from the inability or failure of our customers to make required payments. We regularly evaluate our allowance for doubtful accounts based upon the age of the receivable, our ongoing customer relations, as well as any disputes with the customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required, which could have a material effect on our operating results and financial position. Additionally, we may maintain an allowance for doubtful accounts for estimated losses on receivables from customers with whom we are involved in litigation. See Note 5 — Accounts Receivable, net of the Notes to Consolidated Financial Statements contained in Item 8.

- The Company evaluates goodwill and other intangible assets. Goodwill is recorded at the time of an acquisition and is calculated as the difference between the total consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The Company tests goodwill for impairment on an annual basis or more frequently if the Company believes indicators of impairment exist. Impairment evaluations involve management estimates of asset useful lives and future cash flows. Significant management judgment is required in the forecasts of future operating results that are used in the evaluations. It is possible, however, that the plans and estimates used may be incorrect. If our actual results, or the plans and estimates used in future impairment analysis, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges in a future period. There were no impairments of goodwill in fiscal years 2013, 2012, or 2011.

- We are subject to the possibility of loss contingencies for various legal matters. See Note 13 — Legal Matters of the Notes to Consolidated Financial Statements contained in Item 8. We regularly evaluate current information available to us to determine whether any accruals should be made based on the status of the case, the results of the discovery process and other factors. If we ultimately determine that an accrual should be made for a legal matter, this accrual could have a material effect on our operating results and financial position and the ultimate outcome may be materially different than our estimate.

Recently Issued Accounting Pronouncements

In July 2012, the FASB issued ASU No. 2012-02, *Intangibles — Goodwill and Other (ASC Topic 350) — Testing Indefinite-Lived Intangible Assets for Impairment.* With the amendments in this update, an entity has the option to first assess qualitative factors to determine whether it is more likely than not that indefinite-lived assets, other than goodwill, are impaired. If, after the assessment, an entity concludes it is not more likely than not that the asset is impaired, then the entity is not required to assess further. If an entity concludes otherwise, the fair value determination and quantitative impairment test is required, in accordance with Subtopic 350-30. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this ASU is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU No. 2013-02, *Comprehensive Income (ASC Topic 220) — Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.* With the amendments in this update, an entity is required to "report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts." The amendments in this ASU are effective prospectively for reporting periods beginning after December 15,

2012, with early adoption permitted. The adoption of this ASU is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

Overview

Cirrus Logic develops high-precision analog and mixed-signal ICs for a broad range of audio and energy markets. We track operating results in one reportable segment, but report revenue performance by product line, which currently are audio and energy. In fiscal year 2013, the Company announced that our Board of Directors authorized a share repurchase program of up to $200 million of the Company's common stock, continued to target growing markets that we were focused on in previous years and developed new winning designs. The Company reported a revenue increase of 90% over the prior fiscal year and an increase in the investment in research and development of $28.4 million.

Fiscal Year 2013

Fiscal year 2013 was a year focused on ramping new custom products and introducing general market portable audio and energy products that we expect to drive revenue growth and customer diversification longer-term. The Company continued to target tier-one customers in growing markets who are able to differentiate their products with our innovative technology, highlighted by the fact that our top ten end customer concentration has increased to 89 percent of sales in the current fiscal year, from 74 percent in fiscal year 2012.

Fiscal year 2013 net sales of $809.8 million represented a 90 percent increase over fiscal year 2012 net sales of $426.8 million. Audio product line sales of $754.8 million in fiscal year 2013 represented a 115 percent increase over fiscal year 2012 sales of $350.7 million, attributable to higher sales of portable audio products. Energy product line sales of $55.0 million in fiscal year 2013 represented a 28 percent decrease from fiscal year 2012 sales of $76.1 million, which was attributable, primarily to the absence of revenue related to the products involved in the Tucson office asset sale, described in Note 7, coupled with decreased sales from our power meter components. Additionally, the restructuring discussed in Note 9 of the consolidated financial statements contributed to this decrease.

In fiscal year 2013, we experienced substantial growth in our revenue and operating profit, significantly expanded our footprint in portable audio, and continued our investments in new LED lighting products.

Overall, gross margin for fiscal year 2013 was 48.8 percent. Decreases in gross margin for fiscal year 2013 were primarily due to inventory write-downs, including scrapped inventory, and unfavorable product mix. The Company achieved net income of $136.6 million in fiscal year 2013, which included an income tax provision in the amount of $64.6 million. Additionally, the Company's number of employees decreased slightly to 652 in fiscal year 2013, due to the restructuring discussed in Note 9, partially offset by an increase in new hires.

Fiscal Year 2012

Fiscal year 2012 net sales of $426.8 million represented a 15 percent increase over fiscal year 2011 net sales of $369.6 million. Audio product line sales of $350.7 million in fiscal year 2012 represented a 32 percent increase over fiscal year 2011 sales of $264.8 million and were primarily attributable to higher sales of portable audio products. Energy product line sales of $76.1 million in fiscal year 2012 represented a 27 percent decrease from fiscal year 2011 sales of $104.7 million, and were attributable to decreased sales across product lines, primarily in the seismic product line.

In fiscal year 2012, we launched our first LED controller within our energy product line and continued our strategy of targeting growing markets, where we can showcase our expertise in analog and digital signal processing to solve challenging problems.

Overall gross margin of 54.0 percent for fiscal year 2012 represented an approximate 14 percent increase in gross profit over prior years. The Company achieved net income of $88.0 million in fiscal year 2012, which included a benefit for income taxes in the amount of $8.0 million upon realizing net deferred tax assets. Additionally, the Company's number of employees grew to 667 in the 2012 fiscal year, due to the increased hiring of engineering talent for existing projects.

Fiscal Year 2011

The Company completed a $150 million stock repurchase program in fiscal year 2011 and continued our strategy of targeting and developing relationships with Tier 1 customers in growing markets, such as portable audio products, including smartphones; automobile audio amplifiers; and energy measurement and energy control. We built on our diverse analog and signal-processing patent portfolio by delivering highly optimized products for a variety of audio and energy-related applications. We dedicated substantial resources and investments towards portable audio products, but also invested in energy-related applications.

Fiscal year 2011 net sales of $369.6 million represented a 67 percent increase over fiscal year 2010 net sales of $221.0 million. Audio product line sales of $264.8 million in fiscal year 2011 represented a 72 percent increase over fiscal year 2010 sales of $153.7 million, and were primarily attributable to higher sales of portable audio and surround codec products. Energy product line sales of $104.7 million in fiscal year 2011 represented a 56 percent increase over fiscal year 2010 sales of $67.3 million, and were primarily attributable to higher sales of seismic, power meter, and power amplification products.

Overall gross margin of 54.7 percent for fiscal year 2011 reflected an increase from fiscal year 2010 margin of 53.7 percent due to enhanced supply chain management and increased sales of higher margin seismic, power meter, and power amplification products.

With expanding design win opportunities in both our audio and energy product lines, the Company continued to hire engineering talent, which resulted in an increase of 64 research and development employees, or 26 percent, as compared to the end of fiscal year 2010.

The Company achieved net income of $203.5 million in fiscal year 2011, which included a benefit for income taxes in the amount of $119.3 million as a result of the realization of an additional $120.0 million of net deferred tax assets. Finally, the Company's cash, cash equivalents and investments balances as of March 26, 2011, of $215.1 million reflects an increase of $73.5 million, or 52 percent, over the ending balances from the prior fiscal year.

Results of Operations

The following table summarizes the results of our operations for each of the past three fiscal years as a percentage of net sales. All percentage amounts were calculated using the underlying data, in thousands:

	Fiscal Years Ended		
	March 30, 2013	March 31, 2012	March 26, 2011
Net sales	100%	100%	100%
Gross Margin	49%	54%	55%
Research and development	14%	20%	17%
Selling, general and administrative	10%	15%	16%
Patent agreement, net	0%	0%	-1%
Restructuring and other costs, net	0%	0%	0%
Gain on sale of asset	0%	0%	0%
Income from operations	25%	19%	23%
Interest income	0%	0%	0%
Other income (expense), net	0%	0%	0%
Income before income taxes	25%	19%	23%
Provision (benefit) for income taxes	8%	-2%	-32%
Net income	17%	21%	55%

Net Sales

We report sales in two product categories: audio products and energy products. Our sales by product line are as follows (in thousands):

	Fiscal Years Ended		
	March 30, 2013	March 31, 2012	March 26, 2011
Audio Products	$ 754,769	$ 350,743	$ 264,840
Energy Products	55,017	76,100	104,731
	$ 809,786	$ 426,843	$ 369,571

Net sales for fiscal year 2013 increased 90 percent, to $809.8 million from $426.8 million in fiscal year 2012. The increase in net sales reflects a $404.0 million increase in audio product sales, partially offset by a $21.1 million decrease in energy product sales. The audio products group experienced growth primarily from the sales of portable audio products, while the decline in energy product group sales was attributable primarily to the absence of revenue related to the products involved in the Tucson office asset sale, described in Note 7, coupled with decreased sales from our power meter components.

Net sales for fiscal year 2012 increased 15 percent, to $426.8 million from $369.6 million in fiscal year 2011. The increase in net sales reflects an $85.9 million increase in audio product sales, offset by a $28.6 million decrease in energy product sales. The audio products group experienced growth primarily from the sales of portable products, while the decline in energy product group sales was attributable to decreased sales across product lines, primarily in the seismic product line.

Export sales, principally to Asia, including sales to U.S.-based customers that manufacture products at plants overseas, were approximately $764.9 million in fiscal year 2013, $376.6 million in fiscal year 2012, and $302.7 million in fiscal year 2011. Export sales to customers located in Asia were 91 percent, 79 percent, and 70 percent of net sales in fiscal years 2013, 2012, and 2011, respectively. All other export sales represented 3 percent, 9 percent, and 12 percent of net sales in fiscal years 2013, 2012, and 2011, respectively.

Our sales are denominated primarily in U.S. dollars. During fiscal years 2013, 2012, and 2011, we did not enter into any foreign currency hedging contracts.

Gross Margin

Overall gross margin of 48.8 percent for fiscal year 2013 reflects a decrease from fiscal year 2012 gross margin of 54.0 percent, primarily due to inventory write-downs in the 2013 fiscal year and unfavorable product mix. Fiscal year 2013 sales of product written down in prior periods contributed less than $0.1 million to gross margin compared to approximately $1.8 million, or 0.4 percent, in fiscal year 2012. In total, excess and obsolete inventory charges, including scrapped inventory, increased by $25.5 million from fiscal year 2012 and resulted in a decrease of gross margin of 3.1 percent. The $25.5 million increase in excess and obsolete inventory charges was primarily attributable to a charge due to a decreased customer forecast for orders of a high volume product.

Overall gross margin of 54.0 percent for fiscal year 2012 reflects a decrease from fiscal year 2011 gross margin of 54.7 percent, primarily due to energy product line decreases, and in particular, the decreased sales of seismic products. This decrease was offset by a 3 percent increase in margins in the audio product lines, primarily portable products. Fiscal year 2012 sales of product written down in prior periods contributed approximately $1.8 million, or 0.4 percent, compared to approximately $1.5 million, or 0.4 percent, in fiscal year 2011. In total, excess and obsolete inventory charges, including scrapped inventory, decreased by $5.2 million from fiscal year 2011 and resulted in an increase of gross margin of 1.2 percent. The $5.2 million decrease in excess and obsolete inventory charges was primarily attributable to a charge of approximately $4.2 million in the fourth quarter of fiscal year 2011. Additionally, in fiscal year 2012, gross margin was negatively affected 0.5 percent as a result of a production issue.

Research and Development Expenses

Fiscal year 2013 research and development expenses of $114.1 million reflect an increase of $28.4 million, or 33 percent, from fiscal year 2012. The variance was primarily due to a 13 percent increase in research and development headcount and associated salary expenses as well as increased product development costs. Also, in the 2013 fiscal year, depreciation increased as well as expenses related to investments in more CAD software.

Fiscal year 2012 research and development expenses of $85.7 million reflect an increase of $21.8 million, or 34 percent, from fiscal year 2011. The variance was primarily due to an 18 percent increase in research and development headcount and associated salary and benefit expenses. Additionally, research and development expenses related to product development and maintenance increased in the current year, due primarily to an increase in CAD technology and an increased number of projects under development.

Selling, General and Administrative Expenses

Fiscal year 2013 selling, general and administrative expenses of $77.0 million reflect an increase of $11.8 million, or 18 percent, compared to fiscal year 2012. The $11.8 million increase was primarily attributable to an increase in employee-related expenses, including bonuses and stock-based compensation, as well as increased external professional services, despite a decrease in headcount of 14 percent.

Fiscal year 2012 selling, general and administrative expenses of $65.2 million reflect an increase of $6.5 million, or 11 percent, compared to fiscal year 2011. The $6.5 million increase was primarily attributable to an increase in salaries and benefits as a result of a 19 percent increase in headcount in the selling, general and administrative category. There were also increases in expenses related to maintenance and supplies, depreciation and professional expenses compared to fiscal year 2011.

Patent Agreement, Net

On July 13, 2010, we entered into a Patent Purchase Agreement for the sale of certain Company-owned patents. As a result of this agreement, on August 31, 2010, the Company received cash consideration of $4.0 million from the purchaser. The proceeds were recorded as a recovery of costs previously incurred and are reflected as a separate line item on the consolidated statement of comprehensive income in operating expenses under the caption *"Patent agreement, net."*

Interest Income

Interest income in fiscal years 2013, 2012, and 2011, was $0.4 million, $0.5 million, and $0.9 million, respectively. The decreases in interest income in fiscal years 2013 and 2012, were attributable to lower yields on invested capital.

Expense (Benefit) for Income Taxes

We recorded income tax expense of $64.6 million in fiscal year 2013 on a pre-tax income of $201.2 million, yielding an effective tax provision rate of 32.1 percent. Our effective tax rate was lower than the U.S. statutory rate of 35 percent, primarily as a result of federal research and development credits that were recorded during the year due to the retroactive extension of the credit by the enactment of the American Taxpayer Relief Act of 2012 on January 2, 2013. Our effective tax rate was also lowered slightly by the release of $2.6 million of valuation allowance that had been placed on our federal capital loss carryforward.

We recorded an income tax benefit of $8.0 million in fiscal year 2012 on a pre-tax income of $80.0 million, yielding an effective tax benefit rate of 10 percent. Our effective tax rate was lower than the U.S. statutory rate of 35 percent, primarily as a result of the release of a portion of the valuation allowance on certain deferred tax assets that have not yet been utilized.

We recorded an income tax benefit of $119.3 million in fiscal year 2011 on a pre-tax income of $84.2 million, yielding an effective tax benefit rate of 142 percent. Our effective tax rate was lower than the U.S. statutory rate of 35 percent, primarily as a result of the release of a portion of the valuation allowance on certain deferred tax assets

that have not yet been utilized. The release of a portion of the valuation allowance generated a $120.0 million tax benefit and was based on an evaluation of the net U.S. deferred tax assets that we expected to be more likely than not to be utilized in future years as a result of projected net income.

We evaluate our ability to realize our deferred tax assets on a quarterly basis. The deferred tax assets that we have recognized result from a more likely than not assessment that these assets will be realized.

Outlook

Our long term goal is to achieve 20 percent operating profit as well as to achieve 15 percent average year over year revenue growth. Due to increased pricing pressures in the smartphone market, we expect our gross margins to be in the mid-40 percent range in the latter half of the upcoming calendar year. For the upcoming fiscal year, we expect our revenue to be impacted due to a decline in our average selling prices in certain audio products.

Liquidity and Capital Resources

In fiscal year 2013, our net cash provided by operating activities was $160.8 million. The positive cash flow from operating activities was predominantly due to the cash components of our net income, partially offset by a $76.1 million reduction in working capital, primarily due to an increase in inventory and accounts receivable as our business grew. In fiscal year 2012, our net cash provided by operating activities was $83.2 million. The positive cash flow from operating activities was predominantly due to the cash components of our net income, partially offset by a $16.8 million reduction in working capital. In fiscal year 2011, our net cash provided by operating activities was $86.9 million. The positive cash flow from operating activities was predominantly due to the cash components of our net income, which were partially offset by a $12.8 million reduction in working capital.

In fiscal year 2013, we used approximately $84.8 million in cash for investing activities, principally due to the net purchases of marketable securities of $51.5 million and $52.9 million in capital expenditures, partially offset by $22.2 million in proceeds from the sale of assets associated with the Company's Apex business in Tucson, Arizona. In fiscal year 2012, we generated approximately $18.4 million in cash from investing activities, principally due to the net proceeds from the sale of marketable securities, partially offset by $42 million in capital expenditures and investments in technology. In fiscal year 2011, we used approximately $74.2 million in cash from investing activities, principally due to the net purchase of $52.7 million in marketable securities. In addition, during fiscal year 2011, we invested $20.1 million in property, equipment, and capitalized software, primarily attributable to the purchase of land for our new corporate headquarters in the amount of $10.8 million, coupled with $2.4 million in headquarters construction costs. During fiscal year 2011, we also incurred $1.5 million for investments in technology.

During fiscal years 2013, 2012, and 2011, we generated $12.0 million, $4.1 million, and $31.0 million, respectively, in cash from financing activities related to the receipt of cash from common stock issuances as a result of the exercises of employee stock options. In fiscal year 2013, the Company utilized approximately $86.1 million in cash to repurchase and retire portions of its outstanding common stock as part of the $200 million stock repurchase program announced in the third quarter of fiscal year 2013. In fiscal year 2012, the Company utilized approximately $76.8 million in cash to repurchase and retire portions of its outstanding common stock as part of the $80 million stock repurchase program that began in fiscal year 2011. In fiscal year 2011, we completed a $20 million stock repurchase program and started the $80 million stock repurchase program that was completed in fiscal year 2013.

On April 19, 2012, the Company entered into a credit agreement providing for a $100 million revolving credit facility with a $15 million letter of credit sublimit. The credit facility expired on April 19, 2013, and the Company chose not to renew the agreement. Through April 19, 2013, we had not drawn against the revolving line of credit. See "Revolving Credit Facility" below for additional details regarding this facility.

The Company completed construction of our new headquarters facility in Austin, Texas in the third quarter of fiscal year 2013. Through March 30, 2013, total facility construction costs and the costs related to furniture, fixtures, and equipment to fully move our headquarters employees into this new facility was approximately $58.3 million, which included $10.8 million in land acquisition costs. We have funded the costs related to this project with cash flows from operations. The Company intends to expand operations in the upcoming fiscal year

and acquire or build additional facilities in Austin. We anticipate future costs related to the expansion to range from $15 million to $20 million.

Although we cannot provide assurances to our stockholders that we will be able to generate sufficient cash in the future, we anticipate that our existing capital resources and cash flow generated from future operations will enable us to maintain our current level of operations for at least the next 12 months.

Revolving Credit Facility

The Company maintained a Credit Agreement (the "Credit Agreement") with Wells Fargo Bank, National Association, as Administrative Agent and Issuing Lender, Barclays Bank, as Syndication Agent, Wells Fargo Securities, LLC and Barclays Capital, as Joint Lead Arrangers and Co-Book Managers, and the lenders referred to therein (the "Lenders"). The aggregate borrowing limit under the unsecured revolving credit facility was $100 million with a $15 million letter of credit sublimit and was intended to provide the Company with short-term borrowings for working capital and other general corporate purposes. At March 30, 2013, the Company has no borrowings against this facility.

The Credit Agreement contained customary affirmative covenants, including, among others, covenants regarding the payment of taxes and other obligations, maintenance of insurance, reporting requirements and compliance with applicable laws and regulations. Further, the Credit Agreement contains customary negative covenants limiting the ability of the Company or any Subsidiary Guarantors to, among other things, incur debt, grant liens, make investments, effect certain fundamental changes, make certain asset dispositions, make certain restricted payments, enter into certain transactions with Affiliates and permit aggregate Capital Expenditures to exceed $90.0 million on a rolling four-quarter basis. The facility also contained certain negative financial covenants providing that (a) the ratio of Consolidated funded indebtedness to Consolidated EBITDA for the prior four consecutive quarters must not be greater than 1.75 to 1.00 and (b) the ratio of Consolidated EBITDA for the prior four consecutive quarters to Consolidated interest expense for the prior four consecutive quarters must not be less than 3.50 to 1.00. The Company was in compliance with these covenants at March 30, 2013. Additionally, there were no borrowings under the facility during fiscal year 2013. The credit facility expired on April 19, 2013 and was not renewed.

For additional details see Note 8 — Revolving Line of Credit.

Off Balance Sheet Arrangements

As of March 30, 2013, the Company did not have any material off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Contractual Obligations

In our business activities, we incur certain commitments to make future payments under contracts such as purchase orders, operating leases and other long-term contracts. Maturities under these contracts are set forth in the following table as of March 30, 2013:

	Payment due by period (in thousands)				
	< 1 year	1 – 3 years	3 – 5 years	> 5 years	Total
Facilities leases, net	$ 2,862	$ 5,114	$ 2,751	$ 69	$ 10,796
Equipment leases	11	7	—	—	18
Wafer purchase commitments	31,010	—	—	—	31,010
Assembly purchase commitments	2,283	—	—	—	2,283
Outside test purchase commitments	1,090	—	—	—	1,090
Other purchase commitments	—	—	—	—	—
Total	$ 37,256	$ 5,121	$ 2,751	$ 69	$ 45,197

Certain of our operating lease obligations include escalation clauses. These escalating payment requirements are reflected in the table.

ITEM 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to market risks associated with interest rates on our debt securities, currency movements on non-U.S. dollar denominated assets and liabilities, and the effect of market factors on the value of our marketable equity securities. We assess these risks on a regular basis and have established policies that are designed to protect against the adverse effects of these and other potential exposures. All of the potential changes noted below are based on sensitivity analyses as of March 30, 2013. Actual results may differ materially.

Interest Rate Risk

Our primary financial instruments include cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued liabilities. The Company's investments are managed by outside professional managers within investment guidelines set by the Company. These guidelines include security type, credit quality, and maturity, and are intended to limit market risk by restricting the Company's investments to high quality debt instruments with relatively short-term maturities. The Company does not use derivative financial instruments in its investment portfolio. Due to the short-term nature of our investment portfolio and the current low interest rate environment, our downside exposure to interest rate risk is minimal.

To provide a meaningful assessment of the interest rate risk associated with our investment portfolio, we performed a sensitivity analysis to determine the impact a change in interest rates would have on the value of our investment portfolio. At March 30, 2013, an immediate one percent, or 100 basis points, increase or decrease in interest rates could result in a $1.8 million fluctuation in our annual interest income. However, our investment portfolio holdings as of March 30, 2013, yielded less than 100 basis points, which reduces our downside interest rate risk to the amount of interest income recognized in fiscal year 2013, or $0.4 million. At March 31, 2012, an immediate one percent, or 100 basis points, increase or decrease in interest rates could result in a $0.6 million fluctuation in our annual interest income. However, our investment portfolio holdings as of March 31, 2012, yielded less than 100 basis points, which reduces our downside interest rate risk to the amount of interest income recognized in fiscal year 2012, or $0.5 million. At March 26, 2011, an immediate one percent, or 100 basis points, increase or decrease in interest rates could result in a $1.8 million fluctuation in our annual interest income. However, our investment portfolio holdings as of March 26, 2011, yielded less than 100 basis points, which reduces our downside interest rate risk to the amount of interest income recognized in fiscal year 2011, or $0.9 million. For all of these fiscal years, the risks associated with fluctuating interest rates were limited to our annual interest income and not the underlying principal as we generally have the ability to hold debt related investments to maturity. The amounts disclosed in this paragraph are based on a 100 basis point fluctuation in interest rates applied to the average cash balance for that fiscal year.

Foreign Currency Exchange Risk

Our revenue and spending is transacted primarily in U.S. dollars; however, in fiscal years 2013, 2012, and 2011, we entered into routine transactions in other currencies to fund the operating needs of our design, technical support, and sales offices outside of the U.S. As of March 30, 2013 and March 31, 2012, a ten percent change in the value of the related currencies would not have a material impact on our results of operations and financial position. During fiscal years 2013, 2012, and 2011, we did not enter into any foreign currency hedging contracts.

In addition to the direct effects of changes in exchange rates on the value of open exchange contracts, we may, from time to time, have changes in exchange rates that can also affect the volume of sales or the foreign currency sales prices of our products and the relative costs of operations based overseas.

ITEM 8. *Financial Statements and Supplementary Data*

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cirrus Logic, Inc.

We have audited the accompanying consolidated balance sheets of Cirrus Logic, Inc. (the Company) as of March 30, 2013 and March 31, 2012, and the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended March 30, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cirrus Logic, Inc. at March 30, 2013 and March 31, 2012, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended March 30, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cirrus Logic, Inc.'s internal control over financial reporting as of March 30, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 29, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Austin, Texas
May 29, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cirrus Logic, Inc.

We have audited Cirrus Logic, Inc.'s (the Company) internal control over financial reporting as of March 30, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cirrus Logic, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cirrus Logic, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cirrus Logic, Inc. as of March 30, 2013 and March 31, 2012, and the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended March 30, 2013 of Cirrus Logic, Inc. and our report dated May 29, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Austin, Texas
May 29, 2013

CIRRUS LOGIC, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 30, 2013	March 31, 2012
Assets		
Current Assets:		
Cash and cash equivalents	$ 66,402	$ 65,997
Marketable securities	105,235	115,877
Accounts receivable, net	69,289	44,153
Inventories	119,300	55,915
Deferred tax assets	64,937	53,137
Other current assets	19,371	16,508
Total current assets	444,534	351,587
Long-term marketable securities	64,910	2,914
Property and equipment, net	100,623	66,978
Goodwill and intangibles, net	10,677	24,268
Deferred tax assets	16,671	89,071
Software license agreement	8,060	—
Other assets	5,872	9,644
Total assets	$ 651,347	$ 544,462
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 60,827	$ 38,108
Accrued salaries and benefits	16,592	13,634
Deferred income	4,956	7,228
Supplier agreement	—	5,000
Other accrued liabilities	10,704	9,015
Total current liabilities	93,079	72,985
Long-term liabilities	10,094	5,620
Stockholders' equity:		
Preferred Stock, 5.0 million shares authorized but unissued	—	—
Common stock, $0.001 par value, 280,000 shares authorized, 63,291 shares and 64,394 shares issued and outstanding at March 30, 2013 and March 31, 2012, respectively	63	64
Additional paid-in capital	1,041,771	1,008,164
Accumulated deficit	(492,741)	(541,609)
Accumulated other comprehensive loss	(919)	(762)
Total stockholders' equity	548,174	465,857
Total liabilities and stockholders' equity	$ 651,347	$ 544,462

The accompanying notes are an integral part of these financial statements.

CIRRUS LOGIC, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands, except per share amounts)

	Fiscal Years Ended		
	March 30, 2013	March 31, 2012	March 26, 2011
Net sales	$809,786	$426,843	$ 369,571
Cost of sales	414,595	196,402	167,576
Gross margin	395,191	230,441	201,995
Operating expenses			
Research and development	114,071	85,697	63,934
Selling, general and administrative	76,998	65,208	58,734
Patent agreement, net	—	—	(4,000)
Restructuring and other, net	3,292	—	—
Total operating expenses	194,361	150,905	118,668
Income from operations	200,830	79,536	83,327
Interest income, net	440	517	860
Other income (expense), net	(80)	(70)	27
Income before income taxes	201,190	79,983	84,214
Provision (benefit) for income taxes	64,592	(8,000)	(119,289)
Net income	136,598	87,983	203,503
Change in unrealized gain (loss) on marketable securities	(157)	(8)	(105)
Comprehensive income	$136,441	$ 87,975	$ 203,398
Basic earnings per share	$ 2.12	$ 1.35	$ 3.00
Diluted earnings per share	$ 2.00	$ 1.29	$ 2.82
Basic weighted average common shares outstanding	64,580	64,934	67,857
Diluted weighted average common shares outstanding	68,454	68,063	72,103

The accompanying notes are an integral part of these financial statements.

CIRRUS LOGIC, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Years Ended		
	March 30, 2013	March 31, 2012	March 26, 2011
Cash flows from operating activities:			
Net income	$ 136,598	$ 87,983	$ 203,503
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	13,562	9,972	8,145
Stock compensation expense	21,495	12,178	8,141
Deferred income taxes	60,600	(10,154)	(120,045)
(Gain) loss on retirement or write-off of long-lived assets	—	23	(24)
Excess tax benefit related to the exercise of employee stock options	(106)	—	—
Other non-cash charges	4,792	—	—
Net change in operating assets and liabilities:			
Accounts receivable, net	(25,232)	(5,055)	(15,135)
Inventories	(67,606)	(15,418)	(5,101)
Other assets	134	(9,783)	(1,158)
Accounts payable	22,423	10,469	7,299
Accrued salaries and benefits	3,260	1,232	2,440
Deferred income	(2,272)	384	356
Income taxes payable	263	(130)	(80)
Other accrued liabilities	(7,087)	1,494	(1,401)
Net cash provided by operating activities	160,824	83,195	86,940
Cash flows from investing activities:			
Proceeds from sale of available for sale marketable securities	127,336	181,282	202,753
Purchases of available for sale marketable securities	(178,847)	(127,852)	(255,426)
Purchases of property, equipment and software	(52,902)	(35,948)	(20,060)
Proceeds from sale of assets	22,220	—	—
Investments in technology	(3,009)	(6,604)	(1,527)
Decrease in restricted investments	—	5,786	69
Decrease (increase) in deposits and other assets	402	1,773	(58)
Net cash (used in) provided by investing activities	(84,800)	18,437	(74,249)
Cash flows from financing activities:			
Repurchase and retirement of common stock	(86,059)	(76,782)	(22,766)
Issuance of common stock, net of issuance costs	12,008	4,108	31,005
Repurchase of stock to satisfy employee tax withholding obligations	(1,674)	—	—
Excess tax benefit related to the exercise of employee stock options	106	—	—
Net cash (used in) provided by financing activities	(75,619)	(72,674)	8,239
Net increase in cash and cash equivalents	405	28,958	20,930
Cash and cash equivalents at beginning of period	65,997	37,039	16,109
Cash and cash equivalents at end of period	$ 66,402	$ 65,997	$ 37,039
Supplemental disclosures of cash flow information			
Cash payments during the year for:			
Income taxes	$ 5,125	$ 2,268	$ 784

The accompanying notes are an integral part of these financial statements.

CIRRUS LOGIC, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares	Amount				
Balance, March 27, 2010	65,653	$66	$ 952,737	$(733,553)	$(649)	$218,601
Components of comprehensive income:						
Net income	—	—	—	203,503	—	203,503
Change in unrealized gain on marketable securities	—	—	—	—	(105)	(105)
Issuance of stock under stock option plans and other	4,770	5	31,000	—	—	31,005
Repurchase and retirement of common stock	(1,759)	(2)	—	(22,764)	—	(22,766)
Amortization of deferred stock compensation	—	—	8,141	—	—	8,141
Balance, March 26, 2011	68,664	69	991,878	(552,814)	(754)	438,379
Components of comprehensive income:						
Net income	—	—	—	87,983	—	87,983
Change in unrealized gain on marketable securities	—	—	—	—	(8)	(8)
Issuance of stock under stock option plans and other	642	—	4,108	—	—	4,108
Repurchase and retirement of common stock	(4,912)	(5)	—	(76,778)	—	(76,783)
Amortization of deferred stock compensation	—	—	12,178	—	—	12,178
Balance, March 31, 2012	64,394	64	1,008,164	(541,609)	(762)	465,857
Components of comprehensive income:						
Net income	—	—	—	136,598	—	136,598
Change in unrealized gain on marketable securities	—	—	—	—	(157)	(157)
Issuance of stock under stock option plans and other	2,025	2	12,006	—	—	12,008
Repurchase and retirement of common stock	(3,128)	(3)	—	(87,730)	—	(87,733)
Amortization of deferred stock compensation	—	—	21,495	—	—	21,495
Stock compensation expense	—	—	106	—	—	106
Balance, March 30, 2013	63,291	63	1,041,771	(492,741)	(919)	548,174

The accompanying notes are an integral part of these financial statements.

CIRRUS LOGIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Description of Business

Cirrus Logic, Inc. ("Cirrus Logic," "We," "Us," "Our," or the "Company") develops high-precision, analog and mixed-signal integrated circuits ("ICs") for a broad range of consumer and industrial markets. Building on our diverse analog mixed-signal patent portfolio, Cirrus Logic delivers highly optimized products for consumer and professional audio, automotive entertainment, and targeted industrial applications including energy control, energy management, light emitting diode ("LED") and energy exploration.

We were incorporated in California in 1984, became a public company in 1989, and were reincorporated in the State of Delaware in February 1999. Our primary facility housing engineering, sales and marketing, and administration functions is located in Austin, Texas. In addition, we have sales locations internationally and throughout the United States. Specifically, we serve customers from international sales offices in Europe and Asia, including the People's Republic of China, Hong Kong, South Korea, Japan, Singapore, Taiwan, and the United Kingdom. Our common stock, which has been publicly traded since 1989, is listed on the NASDAQ Global Select Market under the symbol CRUS.

Basis of Presentation

We prepare financial statements on a 52-or 53-week year that ends on the last Saturday in March. Fiscal years 2011 and 2013 were 52-week years, whereas fiscal year 2012 was a 53-week year.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U. S. generally accepted accounting principles (U.S. GAAP) and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year's presentation of financial information.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the use of management estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at fiscal year-end and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of money market funds, commercial paper, and U.S. Government Treasury and Agency instruments with original maturities of three months or less at the date of purchase.

Marketable Securities

We determine the appropriate classification of marketable securities at the time of purchase and reevaluate this designation as of each balance sheet date. We classify these securities as either held-to-maturity, trading, or available-for-sale. As of March 30, 2013 and March 31, 2012, all marketable securities and restricted

investments were classified as available-for-sale securities. The Company classifies its investments as "available for sale" because it expects to possibly sell some securities prior to maturity. The Company's investments are subject to market risk, primarily interest rate and credit risk. The Company's investments are managed by an outside professional manager within investment guidelines set by the Company. Such guidelines include security type, credit quality, and maturity, and are intended to limit market risk by restricting the Company's investments to high quality debt instruments with relatively short-term maturities. The fair value of investments is determined using observable or quoted market prices for those securities.

Available-for-sale securities are carried at fair value, with unrealized gains and losses included as a component of accumulated other comprehensive loss. Realized gains and losses, declines in value judged to be other than temporary, and interest on available-for-sale securities are included in net income. The cost of securities sold is based on the specific identification method.

Inventories

We use the lower of cost or market method to value our inventories, with cost being determined on a first-in, first-out basis. One of the factors we consistently evaluate in the application of this method is the extent to which products are accepted into the marketplace. By policy, we evaluate market acceptance based on known business factors and conditions by comparing forecasted customer unit demand for our products over a specific future period, or demand horizon, to quantities on hand at the end of each accounting period.

On a quarterly and annual basis, we analyze inventories on a part-by-part basis. Inventory quantities on hand in excess of forecasted demand are considered to have reduced market value and, therefore, the cost basis is adjusted to the lower of cost or market. Typically, market values for excess or obsolete inventories are considered to be zero. Product life cycles and the competitive nature of the industry are factors considered in the estimation of customer unit demand at the end of each quarterly accounting period.

Inventories were comprised of the following (in thousands):

	March 30, 2013	March 31, 2012
Work in process	$ 34,169	$30,921
Finished goods	85,131	24,994
	$119,300	$55,915

Property, Plant and Equipment, net

Property, plant and equipment is recorded at cost, net of depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over estimated economic lives, ranging from three to 39 years. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful life. Furniture, fixtures, machinery, and equipment are all depreciated over a useful life of three to 10 years, while buildings are depreciated over a period of up to 39 years. In general, our capitalized software is amortized over a useful life of three years, with capitalized enterprise resource planning software being amortized over a useful life of 10 years. Gains or losses related to retirements or dispositions of fixed assets are recognized in the period incurred.

Property, plant and equipment was comprised of the following (in thousands):

	March 30, 2013	March 31, 2012
Land	$ 23,778	$ 14,059
Buildings	38,257	8,351
Furniture and fixtures	9,677	4,320
Leasehold improvements	1,091	6,765
Machinery and equipment	51,080	37,481
Capitalized software	24,671	23,459
Construction in progress	2,528	28,497
Total property, plant and equipment	151,082	122,932
Less: Accumulated depreciation and amortization	(50,459)	(55,954)
Property, plant and equipment, net	$100,623	$ 66,978

The increase in the land and buildings balances in fiscal year 2013 was primarily attributable to the construction of the new headquarters facility, which was placed in service during fiscal year 2013, and the purchase of surrounding properties during fiscal year 2013. Depreciation and amortization expense on property, plant, and equipment for fiscal years 2013, 2012, and 2011 was $10.2 million, $6.3 million, and $4.8 million, respectively.

Goodwill and Intangibles, net

Intangible assets include purchased technology licenses and patents that are reported at cost and are amortized on a straight-line basis over their useful lives, generally ranging from one to ten years. Acquired intangibles include existing technology, core technology or patents, license agreements, trademarks, covenants not-to-compete and customer agreements. These assets are amortized on a straight-line basis over lives ranging from four to fifteen years.

Goodwill is recorded at the time of an acquisition and is calculated as the difference between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. If the assumptions and estimates used to allocate the purchase price are not correct, or if business conditions change, purchase price adjustments or future asset impairment charges could be required. The value of our intangible assets, including goodwill, could be impacted by future adverse changes such as: (i) any future declines in our operating results, (ii) a decline in the valuation of technology company stocks, including the valuation of our common stock, (iii) a significant slowdown in the worldwide economy and the semiconductor industry, or (iv) any failure to meet the performance projections included in our forecasts of future operating results. The Company tests goodwill and indefinite lived intangibles for impairment on an annual basis or more frequently if the Company believes indicators of impairment exist. Impairment evaluations involve management estimates of asset useful lives and future cash flows. Significant management judgment is required in the forecasts of future operating results that are used in the evaluations. It is possible, however, that the plans and estimates used may be incorrect. If our actual results, or the plans and estimates used in future impairment analysis, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges in a future period. There are no impairments of goodwill or intangibles in 2013, 2012, and 2011.

Long-Lived Assets

We test for impairment losses on long-lived assets and definite-lived intangibles used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. We measure any impairment loss by comparing the fair value of the asset to its carrying amount. We estimate fair value based on discounted future cash flows, quoted market prices, or independent appraisals.

Foreign Currency Translation

All of our international subsidiaries have the U.S. dollar as the functional currency. The local currency financial statements are remeasured into U.S. dollars using current rates of exchange for assets and liabilities. Gains and losses from remeasurement are included in other income (expense), net. Revenue and expenses from our international subsidiaries are remeasured using the monthly average exchange rates in effect for the period in which the items occur. For all periods presented, our foreign currency remeasurement expense was not significant.

Concentration of Credit Risk

Financial instruments that potentially subject us to material concentrations of credit risk consist primarily of cash equivalents, marketable securities, long-term marketable securities, and trade accounts receivable. We are exposed to credit risk to the extent of the amounts recorded on the balance sheet. By policy, our cash equivalents, marketable securities, and long-term marketable securities are subject to certain nationally recognized credit standards, issuer concentrations, sovereign risk, and marketability or liquidity considerations.

In evaluating our trade receivables, we perform credit evaluations of our major customers' financial condition and monitor closely all of our receivables to limit our financial exposure by limiting the length of time and amount of credit extended. In certain situations, we may require payment in advance or utilize letters of credit to reduce credit risk. By policy, we establish a reserve for trade accounts receivable based on the type of business in which a customer is engaged, the length of time a trade account receivable is outstanding, and other knowledge that we may possess relating to the probability that a trade receivable is at risk for non-payment.

For fiscal year 2013, we had three contract manufacturers, Futaihua Industrial, Hongfujin Precision and Protek, who represented 21 percent, 36 percent, and 16 percent of our consolidated gross accounts receivable, respectively. In fiscal year 2012, we had two contract manufacturers, Futaihua Industrial and Hongfujin Precision, who represented 28 percent and 14 percent, respectively, of our consolidated gross accounts receivable. No other distributor or customer had receivable balances that represented more than 10 percent of consolidated gross accounts receivable as of the end of fiscal year 2013 or 2012.

Since the components we produce are largely proprietary and generally not available from second sources, we consider our end customer to be the entity specifying the use of our component in their design. These end customers may then purchase our products directly from us, from a distributor, or through a third party manufacturer contracted to produce their end product. For fiscal years 2013, 2012, and 2011, our ten largest end customers represented approximately 89 percent, 74 percent, and 62 percent of our sales, respectively. For fiscal years 2013, 2012, and 2011, we had one end customer, Apple Inc., who purchased through multiple contract manufacturers and represented approximately 82 percent, 62 percent, and 47 percent of the Company's total sales, respectively. Further, we had one distributor, Avnet, Inc., that represented 15 percent, and 24 percent of our sales for fiscal years 2012, and 2011, respectively. No other customer or distributor represented more than 10 percent of net sales in fiscal years 2013, 2012, or 2011.

Revenue Recognition

We recognize revenue when all of the following criteria are met: persuasive evidence that an arrangement exists, delivery of goods has occurred, the sales price is fixed or determinable and collectability is reasonably assured. We evaluate our distributor arrangements, on a distributor by distributor basis, with respect to each of the four criteria above. For a majority of our distributor arrangements, we provide rights of price protection and stock rotation. As a result, revenue is deferred at the time of shipment to our domestic distributors and certain international distributors due to the determination that the ultimate sales price to the distributor is not fixed or determinable. Once the distributor has resold the product, and our final sales price is fixed or determinable, we recognize revenue for the final sales price and record the related costs of sales. For certain of our smaller international distributors, we do not grant price protection rights and provide minimal stock rotation rights. For these distributors, revenue is recognized upon delivery to the distributor, less an allowance for estimated returns, as the revenue recognition criteria have been met upon shipment.

Further, the Company defers the associated cost of goods sold on our consolidated balance sheet, net within the deferred income caption. The Company routinely evaluates the products held by our distributors for impairment to the extent such products may be returned by the distributor within these limited rights and such products would be considered excess or obsolete if included within our own inventory. Products returned by distributors and subsequently scrapped have historically been immaterial to the Company.

Warranty Expense

We warrant our products and maintain a provision for warranty repair or replacement of shipped products. The accrual represents management's estimate of probable returns. Our estimate is based on an analysis of our overall sales volume and historical claims experience, and the sales volume and historical claims experience at our largest customer, Apple, Inc. The estimate is re-evaluated periodically for accuracy.

Shipping Costs

Our shipping and handling costs are included in cost of sales for all periods presented in the Consolidated Statements of Comprehensive Income.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $1.5 million, $1.8 million, and $1.3 million, in fiscal years 2013, 2012, and 2011, respectively.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the grant-date fair value of the awards and is recognized as an expense, on a ratable basis, over the vesting period, which is generally between zero and four years. Determining the amount of stock-based compensation to be recorded requires the Company to develop estimates used in calculating the grant-date fair value of stock options. The Company calculates the grant-date fair value for stock options using the Black-Scholes valuation model. The use of valuation models requires the Company to make estimates of assumptions such as expected volatility, expected term, risk-free interest rate, expected dividend yield, and forfeiture rates. The grant-date fair value of restricted stock units is the market value at grant date multiplied by the number of units.

Income Taxes

We provide for the recognition of deferred tax assets if realization of such assets is more likely than not. The Company evaluates the ability to realize its deferred tax assets based on all the facts and circumstances, including projections of future taxable income and expiration dates of carryover attributes on a quarterly basis. We have provided a valuation allowance against a portion of our net U.S. deferred tax assets due to uncertainties regarding its realization. The calculation of our tax liabilities involves assessing uncertainties with respect to the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by the Internal Revenue Service or other taxing jurisdiction. We recognize liabilities for uncertain tax positions based on the two-step process. The first step requires us to determine if the weight of available evidence indicates that the tax position has met the threshold for recognition; therefore, we must evaluate whether it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step requires us to measure the tax benefit of the tax position taken, or expected to be taken, in an income tax return as the largest amount that is more than 50 percent likely of being realized upon ultimate settlement. We reevaluate the uncertain tax positions each quarter based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, expirations of statutes of limitation, effectively settled issues under audit, and new audit activity. If our estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result.

Although we believe the measurement of our liabilities for uncertain tax positions is reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals. If additional taxes are assessed as a result of an audit or litigation,

it could have a material effect on our income tax provision and net income in the period or periods for which that determination is made. We operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues which may require an extended period of time to resolve and could result in additional assessments of income tax. We believe adequate provisions for income taxes have been made for all periods.

Net Income Per Share

Basic net income per share is based on the weighted effect of common shares issued and outstanding and is calculated by dividing net income by the basic weighted average shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the weighted average number of common shares used in the basic net income per share calculation, plus the equivalent number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares outstanding. These potentially dilutive items consist primarily of outstanding stock options and restricted stock awards.

The following table details the calculation of basic and diluted earnings per share for fiscal years 2013, 2012, and 2011 (in thousands, except per share amounts):

	2013	2012	2011
Numerator:			
Net income	$136,598	$87,983	$203,503
Denominator:			
Weighted average shares outstanding	64,580	64,934	67,857
Effect of dilutive securities	3,874	3,129	4,246
Weighted average diluted shares	68,454	68,063	72,103
Basic earnings per share	$ 2.12	$ 1.35	$ 3.00
Diluted earnings per share	$ 2.00	$ 1.29	$ 2.82

The weighted outstanding options excluded from our diluted calculation for the years ended March 30, 2013, March 31, 2012, and March 26, 2011, were 453,000, 1,052,000, and 615,000, respectively, as the exercise price exceeded the average market price during the period.

Accumulated Other Comprehensive Loss

Our accumulated other comprehensive loss is comprised of foreign currency translation adjustments from prior years when we had subsidiaries whose functional currency was not the U.S. Dollar, as well as unrealized gains and losses on investments classified as available-for-sale. See Note 16 — Accumulated Other Comprehensive loss for additional discussion.

Recently Issued Accounting Pronouncements

In July 2012, the FASB issued ASU No. 2012-02, *Intangibles — Goodwill and Other (ASC Topic 350) — Testing Indefinite-Lived Intangible Assets for Impairment.* With the amendments in this update, an entity has the option to first assess qualitative factors to determine whether it is more likely than not that indefinite-lived assets, other than goodwill, are impaired. If, after the assessment, an entity concludes it is not more likely than not that the asset is impaired, then the entity is not required to assess further. If an entity concludes otherwise, the fair value determination and quantitative impairment test is required, in accordance with Subtopic 350-30. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this ASU is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU No. 2013-02, *Comprehensive Income (ASC Topic 220) — Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.* With the amendments in this update, an entity is required to "report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be

reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts." The amendments in this ASU are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. We began complying with this ASU, as defined, in fiscal year 2013 and the adoption of this ASU currently does not, and is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

3. Marketable Securities

The Company's investments that have original maturities greater than 90 days have been classified as available-for-sale securities in accordance with U.S. GAAP. Marketable securities are categorized on the consolidated balance sheet as marketable securities, as appropriate.

The following table is a summary of available-for-sale securities (in thousands):

As of March 30, 2013	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value (Net Carrying Amount)
Corporate debt securities	$ 94,798	$ 2	$(133)	$ 94,667
U.S. Treasury securities	34,380	4	(3)	34,381
Agency discount notes	1,027	—	—	1,027
Commercial paper	40,089	9	(28)	40,070
Total securities	$170,294	$15	$(164)	$170,145

The Company's specifically identified gross unrealized losses of $164 thousand relates to 43 different securities with a total amortized cost of approximately $124.1 million at March 30, 2013. Because the Company does not intend to sell the investments at a loss and the Company will not be required to sell the investments before recovery of its amortized cost basis, it did not consider the investment in these securities to be other-than-temporarily impaired at March 30, 2013. Further, the securities with gross unrealized losses had been in a continuous unrealized loss position for less than 12 months as of March 30, 2013.

As of March 31, 2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value (Net Carrying Amount)
Corporate debt securities	$ 48,011	$33	$(19)	$ 48,025
U.S. Treasury securities	30,264	1	(4)	30,261
Agency discount notes	16,789	8	(1)	16,796
Commercial paper	23,719	5	(15)	23,709
Total securities	$118,783	$47	$(39)	$118,791

The Company's specifically identified gross unrealized losses of $39 thousand relates to 37 different securities with a total amortized cost of approximately $72.6 million at March 31, 2012. Because the Company does not intend to sell the investments at a loss and the Company will not be required to sell the investments before recovery of its amortized cost basis, it did not consider the investment in these securities to be other-than-temporarily impaired at March 31, 2012. Further, the securities with gross unrealized losses had been in a continuous unrealized loss position for less than 12 months as of March 31, 2012.

The cost and estimated fair value of available-for-sale investments by contractual maturity were as follows:

	March 30, 2013		March 31, 2012	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within 1 year	$105,290	$105,235	$115,871	$115,876
After 1 year	65,004	64,910	2,912	2,915
Total	$170,294	$170,145	$118,783	$118,791

4. Fair Value of Financial Instruments

The Company has determined that the only assets and liabilities in the Company's financial statements that are required to be measured at fair value on a recurring basis are the Company's investment portfolio assets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company's investment portfolio assets consist of corporate debt securities, money market funds, U.S. Treasury securities, obligations of U.S. government-sponsored enterprises, and commercial paper, and are reflected on our consolidated balance sheet under the headings cash and cash equivalents, marketable securities, and long-term marketable securities. The Company determines the fair value of its investment portfolio assets by obtaining non-binding market prices from its third-party portfolio managers on the last day of the quarter, whose sources may use quoted prices in active markets for identical assets (Level 1 inputs) or inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs) in determining fair value.

As of March 30, 2013 and March 31, 2012, the Company classified all investment portfolio assets as Level 1 or Level 2 assets. The Company has no Level 3 assets. There were no transfers between Level 1, Level 2, or Level 3 measurements for the years ending March 30, 2013 and March 31, 2012.

The fair value of our financial assets at March 30, 2013, was determined using the following inputs (in thousands):

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Cash equivalents				
Money market funds	$54,762	$ —	$—	$ 54,762
Commercial paper	—	1,500	—	1,500
	$54,762	$ 1,500	$—	$ 56,262
Available-for-sale securities				
Corporate debt securities	$ —	$ 94,667	$—	$ 94,667
U.S. Treasury securities	34,381	—	—	34,381
Agency discount notes	—	1,027	—	1,027
Commercial paper	—	40,070	—	40,070
	$34,381	$135,764	$—	$170,145

The fair value of our financial assets at March 31, 2012, was determined using the following inputs (in thousands):

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Cash equivalents				
Money market funds	$40,557	$ —	$—	$ 40,557
Commercial paper	—	15,952	—	15,952
Corporate debt securities	—	1,112	—	1,112
	$40,557	$17,064	$—	$ 57,621
Available-for-sale securities				
Corporate debt securities	$ —	$48,025	$—	$ 48,025
U.S. Treasury securities	30,261	—	—	30,261
Agency discount notes	—	16,796	—	16,796
Commercial paper	—	23,709	—	23,709
	$30,261	$88,530	$—	$118,791

5. Accounts Receivable, net

The following are the components of accounts receivable, net (in thousands):

	March 30, 2013	March 31, 2012
Gross accounts receivable	$69,590	$44,524
Allowance for doubtful accounts	(301)	(371)
Accounts receivable, net	$69,289	$44,153

The following table summarizes the changes in the allowance for doubtful accounts (in thousands):

Balance, March 27, 2010	$(488)
Bad debt expense, net of recoveries	67
Balance, March 26, 2011	(421)
Bad debt expense, net of recoveries	50
Balance, March 31, 2012	(371)
Bad debt expense, net of recoveries	70
Balance, March 30, 2013	(301)

6. Goodwill and Intangibles, net

The goodwill balance included on the Consolidated Balance Sheets under the caption "Goodwill and intangibles, net" is $6.0 million at March 30, 2013 and March 31, 2012.

The following information details the gross carrying amount and accumulated amortization of our intangible assets (in thousands):

Intangible Category (Weighted-Average Amortization period (years))	March 30, 2013		March 31, 2012	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Core technology (a)	$ 1,390	$ (1,390)	$ 1,390	$ (1,390)
License agreement (a)	440	(440)	440	(440)
Existing technology (10.1)	5,566	(3,802)	17,235	(7,318)
Trademarks (a)(b)	320	(320)	2,758	(320)
Non-compete agreements (b)	—	—	398	(258)
Customer relationships (b)	—	—	4,682	(1,515)
Technology licenses (3.2)	16,303	(13,417)	14,187	(11,608)
Total	$24,019	$(19,369)	$41,090	$(22,849)

(a) Intangible assets are fully amortized.

(b) Intangible assets existing at March 31, 2012 were fully or partially removed as part of the asset sale discussed in Note 7.

Amortization expense for all intangibles in fiscal years 2013, 2012, and 2011 was $3.4 million, $3.7 million, and $3.3 million, respectively. The following table details the estimated aggregate amortization expense for all intangibles owned as of March 30, 2013, for each of the five succeeding fiscal years (in thousands):

For the year ended March 29, 2014	$2,602
For the year ended March 28, 2015	$1,809
For the year ended March 26, 2016	$ 218
For the year ended March 25, 2017	$ 21
For the year ended March 31, 2018	$ —

7. Asset Sale

The Company entered into an agreement to sell certain assets associated with Apex Precision Power ("Apex") products in Tucson, Arizona for $26.1 million. On August 17, 2012, the Company closed the transaction under this agreement. After closing the transaction, the Company maintained a high voltage / high power IC design team in Tucson. See Note 9 for information regarding the subsequent closure and relocation of the Tucson design center. The Company received $22.2 million in cash and has recorded a long-term note receivable for $3.9 million to be paid in its entirety by August 17, 2014. The gain recorded on the sale was $0.2 million and is included on the Consolidated Statement of Comprehensive Income under the caption, "Restructuring and other, net".

8. Revolving Line of Credit

The Company maintained a revolving credit agreement ("Credit Agreement") with Wells Fargo Bank, National Association, as administrative agent and issuing lender, Barclays Bank, as syndication agent, Wells Fargo Securities, LLC and Barclays Capital, as joint lead arrangers and co-book managers. The aggregate borrowing limit under the unsecured revolving credit facility was $100 million with a $15 million letter of credit sublimit and was intended to provide the Company with short-term borrowings for working capital and other general corporate purposes. The interest rate payable was, at the Company's election, (i) a base rate plus the applicable margin, where the base rate is determined by reference to the highest of 1) the prime rate publicly announced by the administrative agent, 2) the Federal Funds Rate plus 0.50%, and 3) LIBOR for a one month period plus the difference between the applicable margin for LIBOR rate loans and the applicable margin for base rate loans, or (ii) the LIBOR rate plus the applicable margin that varies according to the leverage ratio of the

borrower. Certain representations and warranties were required under the Credit Agreement, and the Company must have been in compliance with specified financial covenants, including (i) the requirement that the Company maintain a ratio of consolidated funded indebtedness to consolidated EBITDA of not greater than 1.75 to 1.0, computed in accordance with the terms of the Credit Agreement, and (ii) a minimum ratio of consolidated EBITDA to consolidated interest expense of not less than 3.50 to 1.0. At March 30, 2013, the Company was in compliance with these covenants.

At March 30, 2013, the Company had no outstanding amounts under the facility. Additionally, there were no borrowings under the facility during fiscal year 2013. The credit facility expired on April 19, 2013 and was not renewed.

9. Restructuring Costs

On November 6, 2012, the Company committed to a plan to close its Tucson, Arizona design center and move those operations, including development efforts related to motor control technology, to the Company's headquarters in Austin, Texas. This restructuring eliminated approximately 25 employees in Tucson, Arizona, or 4% of the Company's total workforce, as well as relocated to Austin, Texas approximately 20 positions, which are primarily research and development positions. As of December 29, 2012, the closure was materially completed.

The Company incurred a one-time charge for relocation, severance-related items and facility-related costs to operating expenses totaling $3.5 million in the third quarter of fiscal year 2013. This charge, along with asset sale activities described in Note 7, are presented as a separate line item on the consolidated statement of comprehensive income in operating expenses under the caption "*Restructuring and other, net*," which was and will be paid through calendar year 2015. The charge included $1.1 million in relocation and related costs and $2.4 million in facility related costs and other related charges.

Of the $3.5 million expense incurred, approximately $2.0 million has been paid, and consisted of severance and relocation-related costs of approximately $0.9 million, an asset impairment charge of approximately $1.0 million, and facility-related costs of approximately $0.1 million. As of March 30, 2013, we have a remaining restructuring accrual of $1.5 million, included in "*Other accrued liabilities*" on the consolidated balance sheet.

10. Employee Benefit Plans

We have a 401(k) Profit Sharing Plan (the "401(k) Plan") covering all of our qualifying domestic employees. Under the 401(k) Plan, employees may elect to contribute any percentage of their annual compensation up to the annual IRS limitations. We match 50 percent of the first 6 percent of the employees' annual contribution to the plan. We made matching employee contributions of $1.5 million, $1.3 million, and $1.0 million during fiscal years 2013, 2012, and 2011, respectively.

11. Equity Compensation

The Company is currently granting equity awards from the 2006 Stock Incentive Plan (the "Plan"), which was approved by stockholders in July 2006. The Plan provides for granting of stock options, restricted stock awards, restricted stock units, performance awards, phantom stock awards, and bonus stock awards, or any combination of the foregoing. To date, the Company has granted stock options, restricted stock awards, and restricted stock units under the Plan. Stock options generally vest between zero and four years, and are exercisable for a period of ten years from the date of grant. Generally, restricted stock awards are subject to vesting schedules up to four years. Restricted stock units are generally subject to vesting from one to three years, depending upon the terms of the grant.

The following table summarizes the activity in total shares available for grant (in thousands):

	Shares Available for Grant
Balance, March 27, 2010	9,930
Plans terminated	(300)
Granted	(1,927)
Forfeited	472
Balance, March 26, 2011	8,175
Plans terminated	(34)
Granted	(2,049)
Forfeited	165
Balance, March 31, 2012	6,257
Plans terminated	—
Granted	(1,600)
Forfeited	468
Balance, March 30, 2013	5,125

Stock Compensation Expense

The following table summarizes the effects of stock-based compensation on cost of goods sold, research and development, sales, general and administrative, pre-tax income, and net income after taxes for options granted under the Company's equity incentive plans (in thousands, except per share amounts):

	Fiscal Years Ended		
	March 30, 2013	March 31, 2012	March 26, 2011
Cost of sales	$ 751	$ 398	$ 243
Research and development	10,549	5,590	2,641
Sales, general and administrative	10,195	6,190	5,257
Effect on pre-tax income	21,495	12,178	8,141
Income Tax Benefit	(106)	—	—
Total share-based compensation expense (net of taxes)	21,389	12,178	8,141
Share-based compensation effects on basic earnings per share	$ 0.33	$ 0.19	$ 0.12
Share-based compensation effects on diluted earnings per share	0.32	0.18	0.11
Share-based compensation effects on operating activities cash flow	21,389	12,178	8,141
Share-based compensation effects on financing activities cash flow	106	—	—

The total share based compensation expense included in the table above and which is attributable to restricted stock awards and restricted stock units was $16.3 million, $6.3 million, and $1.1 million for fiscal years 2013, 2012, and 2011, respectively.

As of March 30, 2013, there was $39.7 million of compensation costs related to non-vested stock options, restricted stock awards, and restricted stock units granted under the Company's equity incentive plans not yet recognized in the Company's financial statements. The unrecognized compensation cost is expected to be recognized over a weighted average period of 0.96 years for stock options, 1.27 years for restricted stock awards, and 1.57 years for restricted stock units.

Stock Option Awards

We estimated the fair value of each stock option grant on the date of grant using the Black-Scholes option-pricing model using a dividend yield of zero and the following additional assumptions:

	Year Ended		
	March 30, 2013(a)	**March 31, 2012**	**March 26, 2011**
Expected stock price volatility	63.42%	59.25 - 66.11%	52.03 - 67.11%
Risk-free interest rate	0.31%	0.27 - 1.43%	1.19 - 2.06%
Expected term (in years)	2.46	2.32 - 3.82	3.83 - 4.34

(a) Actual assumptions at time of share issuance used.

The Black-Scholes valuation calculation requires us to estimate key assumptions such as stock price volatility, expected term, risk-free interest rate and dividend yield. The expected stock price volatility is based upon implied volatility from traded options on our stock in the marketplace. The expected term of options granted is derived from an analysis of historical exercises and remaining contractual life of stock options, and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate reflects the yield on zero-coupon U.S. Treasury securities for a period that is commensurate with the expected term assumption. Finally, we have never paid cash dividends, do not currently intend to pay cash dividends, and thus have assumed a zero percent dividend yield.

Using the Black-Scholes option valuation model, the weighted average estimated fair values of employee stock options granted in fiscal years 2013, 2012, and 2011, were $20.43, $7.58, and $9.61, respectively.

During fiscal year 2013, 2012, and 2011, we received a net $12.0 million, $4.1 million, and $31.0 million, respectively, from the exercise of 1.7 million, 0.6 million and 4.7 million, respectively, stock options granted under the Company's stock Plan.

The total intrinsic value of stock options exercised during fiscal year 2013, 2012, and 2011, was $48.6 million, $7.6 million, and $50.4 million, respectively. Intrinsic value represents the difference between the market value of the Company's common stock at the time of exercise and the strike price of the stock option.

As of March 30, 2013, approximately 9.4 million shares of common stock were reserved for issuance under the stock option Plan.

Additional information with respect to stock option activity is as follows (in thousands, except per share amounts):

	Outstanding Options	
	Number	Weighted Average Exercise Price
Balance, March 27, 2010	10,379	$ 6.74
Options granted	977	16.75
Options exercised	(4,718)	6.57
Options forfeited	(153)	5.90
Options expired	(304)	23.68
Balance, March 26, 2011	6,181	$ 7.63
Options granted	450	15.63
Options exercised	(593)	6.88
Options forfeited	(67)	7.70
Options expired	(67)	15.68
Balance, March 31, 2012	5,904	$ 8.23
Options granted	264	37.22
Options exercised	(1,746)	6.88
Options forfeited	(144)	12.52
Options expired	—	20.25
Balance, March 30, 2013	4,278	$10.42

Additional information with regards to outstanding options that are vesting, expected to vest, or exercisable as of March 30, 2013 is as follows (in thousands, except years and per share amounts):

	Number of Options	Weighted Average Exercise price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Vested and expected to vest	4,196	$10.15	6.07	$56,376
Exercisable	3,217	$ 7.76	5.51	$48,228

In accordance with U.S. GAAP, stock options outstanding that are expected to vest are presented net of estimated future option forfeitures, which are estimated as compensation costs are recognized. Options with a fair value of $4.8 million, $6.3 million, and $6.0 million, became vested during fiscal years 2013, 2012, and 2011, respectively.

The following table summarizes information regarding outstanding and exercisable options as of March 30, 2013 (in thousands, except per share amounts):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.59 - $5.25	764	4.78	$ 5.05	754	$ 5.05
$5.49 - $5.53	58	6.39	5.50	44	5.50
$5.55 - $5.55	1,217	6.48	5.55	961	5.55
$5.66 - $7.87	891	4.10	7.05	873	7.05
$8.06 - $16.25	874	7.72	15.18	434	14.90
$16.28 - $38.99	474	8.11	29.79	151	19.60
	4,278	6.11	$10.42	3,217	$ 7.76

As of March 30, 2013 and March 31, 2012, the number of options exercisable was 3.2 million and 3.8 million, respectively.

Restricted Stock Awards

The Company periodically grants restricted stock awards ("RSA's") to select employees. The grant date for these awards is equal to the measurement date and the awards are valued as of the measurement date and amortized over the requisite vesting period, which is no more than four years. Each full value award, including RSA's, reduces the total shares available for grant under the Plan at a rate of 1.5 shares per RSA granted. As of March 30, 2013, approximately 0.1 million shares attributable to RSA awards were reserved for issuance under the Plan. A summary of the activity for RSA's in fiscal year 2013, 2012, and 2011 is presented below (in thousands, except per share amounts):

	Number of Shares	Weighted Average Grant Date Fair Value (per share)	Aggregate Intrinsic value(1)
March 27, 2010	49	$ 6.20	
Granted	5	17.28	
Vested	(7)	7.35	134
Forfeited	(2)	7.35	
March 26, 2011	45	7.21	
Granted	49	15.31	
Vested	(54)	14.57	826
Forfeited	—	—	
March 31, 2012	40	7.19	
Granted	27	28.24	
Vested	(62)	15.45	1,657
Forfeited	—	—	
March 30, 2013	5	$17.28	

(1) Represents the value of Cirrus stock on the date that the restricted stock vested.

The weighted average remaining recognition period for RSA's outstanding as of March 30, 2013 was 1.27 years. RSA's with a fair value of $951 thousand, $637 thousand, and $37 thousand became vested during fiscal years 2013, 2012, and 2011, respectively.

Restricted Stock Units

Commencing in fiscal year 2011, the Company began granting restricted stock units ("RSU's") to select employees. These awards are valued as of the grant date and amortized over the requisite vesting period. Generally, RSU's vest 100 percent on the first to third anniversary of the grant date depending on the vesting specifications. Each full value award, including RSU's, reduces the total shares available for grant under the 2006 option plan at a rate of 1.5 shares per RSU granted. As of March 30, 2013, approximately 3.2 million shares attributable to RSU awards were reserved for issuance under the Plan, which includes the additional shares associated with this full value award multiplier. A summary of the activity for RSU's in fiscal year 2013, 2012, and 2011 is presented below (in thousands, except year and per share amounts):

	Shares	Weighted Average Fair Value	Weighted Average Remaining Contractual Term (years)
March 27, 2010	—	$ —	
Granted	628	16.41	
Vested	—	—	
Forfeited	(8)	16.25	
March 26, 2011	620	16.41	2.54
Granted	1,017	16.59	
Vested	—	—	
Forfeited	(21)	16.04	
March 31, 2012	1,616	16.52	1.94
Granted	864	37.26	
Vested	(193)	20.56	
Forfeited	(216)	21.46	
March 30, 2013	2,071	$23.66	1.57

Additional information with regards to outstanding restricted stock units that are vesting or expected to vest as of March 30, 2013, is as follows (in thousands, except year and per share amounts):

	Shares	Weighted Average Fair Value	Weighted Average Remaining Contractual Term (years)
Vested and expected to vest	1,888	$23.66	1.53

RSU's outstanding that are expected to vest are presented net of estimated future forfeitures, which are estimated as compensation costs are recognized. RSU's with a fair value of $3.8 million became vested during fiscal year 2013. No RSU's became vested during fiscal year 2012 or 2011. In fiscal year 2013, the Company required employees with vested RSU's the option to cash settle or net settle, removing the option to sell all. As a result, the Company repurchases a portion of the shares at fair value, and uses the cash on behalf of the employee to satisfy the tax withholding requirements. In fiscal year 2013, the vesting of RSU's reduced the authorized and unissued share balance by approximately 0.2 million, while the net released, outstanding share balance increased by approximately 0.1 million shares and resulted in the $1.7 million payment and subsequent retirement of these shares out of the Plan.

12. Commitments and Contingencies

Facilities and Equipment Under Operating Lease Agreements

With the exception of our corporate headquarters and select surrounding properties, we lease our facilities and certain equipment under operating lease agreements, some of which have renewal options. Certain of these arrangements provide for lease payment increases based upon future fair market rates. As of May 1, 2013, our principal facilities are located in Austin, Texas.

The Company closed operations in Tucson, Arizona during fiscal year 2013, which included 28,000 square feet of leased office space which was primarily occupied by engineering personnel. The term of this lease extends through May 2015.

The aggregate minimum future rental commitments under all operating leases, net of sublease income, for the following fiscal years are (in thousands):

	Facilities	Subleases	Net Facilities Commitments	Equipment Commitments	Total Commitments
2014	$ 2,974	$112	$ 2,862	$11	$ 2,873
2015	2,919	76	2,843	5	2,848
2016	2,271	—	2,271	2	2,273
2017	2,208	—	2,208	0	2,208
2018	543	—	543	—	543
Thereafter	69	—	69	—	69
Total minimum lease payment	$10,984	$188	$10,796	$18	$10,814

Total rent expense was approximately $3.2 million, $4.7 million, and $4.6 million, for fiscal years 2013, 2012, and 2011, respectively. Sublease rental income was $0.1 million, $0.4 million, $1.1 million, for fiscal years 2013, 2012, and 2011, respectively.

Wafer, Assembly and Test Purchase Commitments

We rely primarily on third-party foundries for our wafer manufacturing needs. As of March 30, 2013, we had agreements with multiple foundries for the manufacture of wafers. On December 22, 2011, the Company entered into a $10 million Capacity Investment and Loading Agreement with STATS ChipPAC Ltd (Supplier Agreement) in order to secure assembly and test capacity for certain products. An initial $5 million payment was made on January 24, 2012, with the remaining $5 million paid July 2, 2012, after certain capacity expansion commitments had been achieved by STATS ChipPAC. This liability was recorded on the consolidated balance sheet as of March 31, 2012, under the caption "*Supplier Agreement*". As part of the agreement, we are eligible to receive rebates on our purchases up to the full amount of the specified $10 million in the Supplier Agreement upon our meeting certain purchase volume milestones. Based on our current projections, we expect to receive the full amount of our $10 million payments back in rebates during the term of the agreement. We have utilized $4.3 million during fiscal year 2013 related to the agreement. Other than the previously mentioned agreement, our foundry agreements do not have volume purchase commitments or "take or pay" clauses and provide for purchase commitments based on purchase orders. Cancellation fees or other charges may apply and are generally dependent upon whether wafers have been started or the stage of the manufacturing process at which the notice of cancellation is given. As of March 30, 2013, we had foundry commitments of $31.0 million.

In addition to our wafer supply arrangements, we contract with third-party assembly vendors to package the wafer die into finished products. Assembly vendors provide fixed-cost-per-unit pricing, as is common in the semiconductor industry. We had non-cancelable assembly purchase orders with numerous vendors totaling $2.3 million at March 30, 2013.

Test vendors provide fixed-cost-per-unit pricing, as is common in the semiconductor industry. Our total non-cancelable commitment for outside test services as of March 30, 2013 was $1.1 million.

Other open purchase orders as of March 30, 2013 are insignificant in nature.

13. Legal Matters

From time to time, we are involved in legal proceedings concerning matters arising in connection with the conduct of our business activities. We regularly evaluate the status of legal proceedings in which we are involved, to assess whether a loss is probable or there is a reasonable possibility that a loss or additional loss may have been incurred and determine if accruals are appropriate. We further evaluate each legal proceeding to assess whether an estimate of possible loss or range of loss can be made, if accruals are not appropriate. We intend to vigorously defend ourselves against the allegations made in the legal cases described below.

For the cases described below, management is unable to provide a meaningful estimate of the possible loss or range of possible loss because, among other reasons, (i) the proceedings are in various stages; (ii) damages have not been sought or specified; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant factual issues to be resolved; and/or (vi) there are novel legal issues or unsettled legal theories to be presented or a large number of parties. For these cases, however, management does not believe, based on currently available information, that the outcomes of these proceedings will have a material adverse effect on our financial condition. However, the ultimate resolutions of these various proceedings and matters are inherently difficult to predict; as such, our operating results could be materially affected by the unfavorable resolution of one or more of these proceedings or matters for any particular period, depending, in part, upon the operating results for such period.

On June 4, 2012, U.S. Ethernet Innovations, LLC (the "Plaintiff") filed suit against Cirrus Logic and two other defendants in the U.S. District Court, Eastern District of Texas. The Plaintiff alleges that Cirrus Logic infringed four U.S. patents relating to Ethernet technology. In its complaint, the Plaintiff indicated that it is seeking unspecified monetary damages, including up to treble damages for willful infringement. We answered the complaint on June 29, 2012, denying the allegations of infringement and seeking a declaratory judgment that the patents in suit were invalid and not infringed. On September 21, 2012, the Plaintiff amended its complaint to allege that we infringed on a fifth patent related to similar technology. We answered the amended complaint on October 8, 2012, again denying the allegations of infringement and seeking a declaratory judgment that the patents in suit were invalid and not infringed.

On February 4, 2013, a purported shareholder filed a class action complaint in the United States District Court for the Southern District of New York against the Company and two of the Company's executives (the "Securities Case"). *Koplyay v. Cirrus Logic, Inc., et al.* Civil Action No. 13-CV-0790. The complaint alleges that the defendants violated the federal securities laws by making materially false and misleading statements regarding our business results between July 31, 2012, and October 31, 2012, and seeks unspecified damages along with plaintiff's costs and expenses, including attorneys' fees. A second complaint was filed on April 13, 2013, by a different purported shareholder, in the same court, setting forth substantially the same allegations. On April 19, 2013, the court appointed the plaintiff and counsel in the first class action complaint as the lead plaintiff and lead counsel. The lead plaintiff filed an amended complaint on May 1, 2013, including substantially the same allegations as the original complaint.

On April 13, 2013, another purported shareholder filed a shareholder derivative complaint against several of our current officers and directors in the District Court of Travis County, Texas, 53rd Judicial District (the "Derivative Case"). *Graham, derivatively on behalf of Cirrus Logic, Inc. v. Rhode, et. al.,* Cause No. D-1-GN-13-001285. In this complaint, the plaintiff makes allegations similar to those presented in the Securities Case, but the plaintiff asserts various state law causes of action, including claims of breach of fiduciary duty and unjust enrichment. The Company is named solely as a nominal defendant against whom no recovery is sought.

14. Patent Agreement, Net

On July 13, 2010, we entered into a patent purchase agreement for the sale of certain Company owned patents. As a result of this agreement, on August 31, 2010, the Company received cash consideration of $4.0 million from the purchaser. The proceeds were recorded during fiscal year 2011 as a recovery of costs previously incurred and are reflected as a separate line item on the Consolidated Statements of Comprehensive Income in operating expenses under the caption *"Patent agreement, net."*

15. Stockholders' Equity

Share Repurchase Program

On November 4, 2010, we announced that our Board of Directors authorized an $80 million share repurchase program. As of March 31, 2012, the Company had repurchased 5.1 million shares at a cost of $79.5 million, or an average cost of $15.51 per share. During the third quarter of the current fiscal year, the Company completed this stock repurchase program and repurchased the remaining outstanding shares in

conjunction with the new share repurchase program, announced below. There are no outstanding remaining available repurchase obligations under this plan. All repurchased common stock shares were retired.

On November 20, 2012, we announced that our Board of Directors authorized a share repurchase program of up to $200 million of the Company's common stock. The Company repurchased 3.0 million shares of its common stock for $86.1 million (including the remaining $0.5 million available under the 2010 plan discussed above) during fiscal year 2013, at an average cost of $28.59 per share, leaving approximately $114.4 million available for repurchase under this plan as of March 30, 2013. All of these shares were repurchased in the open market and were funded from existing cash. All shares of our common stock that were repurchased were retired as of March 30, 2013.

Preferred Stock

We have 5.0 million shares of Preferred Stock authorized. As of March 30, 2013 we have not issued any of the authorized shares.

16. Accumulated Other Comprehensive Loss

Our accumulated other comprehensive loss is comprised of foreign currency translation adjustments and unrealized gains and losses on investments classified as available-for-sale. The foreign currency translation adjustments are not currently adjusted for income taxes because they relate to indefinite investments in non-U.S. subsidiaries that have since changed from a foreign functional currency to a U.S dollar functional currency.

The following table summarizes the changes in the components of accumulated other comprehensive loss, net of tax (in thousands):

	Foreign Currency	Unrealized Gains (Losses) on Securities	Total
Balance, March 26, 2011	$(770)	$ 16	$(754)
Current period activity	—	(8)	(8)
Balance, March 31, 2012	(770)	8	(762)
Current period activity	—	(157)	(157)
Balance, March 30, 2013	$(770)	$(149)	$(919)

17. Income Taxes

Income before income taxes consisted of (in thousands):

	Year Ended		
	March 30, 2013	March 31, 2012	March 26, 2011
United States	$200,124	$79,425	$83,569
Non-U.S.	1,066	558	645
	$201,190	$79,983	$84,214

The provision (benefit) for income taxes consists of (in thousands):

	Year Ended		
	March 30, 2013	March 31, 2012	March 26, 2011
Current:			
Federal	$ 3,537	$ 1,322	$ 163
State	323	518	312
Non-U.S.	243	261	204
Total current tax provision	$ 4,103	$ 2,101	$ 679
Deferred:			
U.S.	60,506	(10,102)	(120,057)
Non-U.S.	(17)	1	89
Total deferred tax provision (benefit)	60,489	(10,101)	(119,968)
Total tax provision (benefit)	$64,592	$ (8,000)	$(119,289)

The effective income tax rates differ from the rates computed by applying the statutory federal rate to pretax income as follows (in percentages):

	Year Ended		
	March 30, 2013	March 31, 2012	March 26, 2011
Expected income tax provision at the U.S. federal statutory rate	35.0	35.0	35.0
Valuation allowance changes affecting the provision of income taxes	(1.3)	(46.7)	(178.6)
Foreign taxes at different rates	(0.1)	—	0.1
R&D credit	(2.1)	—	—
Stock compensation	0.1	1.0	(0.1)
Nondeductible expenses	0.3	0.1	1.1
Other	0.2	0.6	0.9
Provision (benefit) for income taxes	32.1	(10.0)	(141.6)

Significant components of our deferred tax assets and liabilities as of March 30, 2013 and March 31, 20121 are (in thousands):

	March 30, 2013	March 31, 2012
Deferred tax assets:		
Inventory valuation	$ 12,065	$ 3,240
Accrued expenses and allowances	5,077	3,656
Net operating loss carryforwards	28,162	105,220
Research and development tax credit carryforwards	37,054	36,032
State tax credit carryforwards	237	244
Capitalized research and development	6,601	9,779
Other	21,505	18,747
Total deferred tax assets	$110,701	$176,918
Valuation allowance for deferred tax assets	(23,232)	(29,075)
Net deferred tax assets	$ 87,469	$147,843
Deferred tax liabilities:		
Depreciation and amortization	$ 5,238	$ 287
Acquisition intangibles	623	5,348
Total deferred tax liabilities	$ 5,861	$ 5,635
Total net deferred tax assets	$ 81,608	$142,208

These net deferred tax assets have been categorized on the Consolidated Balance Sheets as of March 30, 2013 and March 31, 2012 as follows:

	March 30, 2013	March 31, 2012
Current deferred tax assets	$64,937	$ 53,137
Long-term deferred tax assets	16,671	89,071
Total net deferred tax assets	$81,608	$142,208

The current and long-term deferred tax assets are disclosed separately under their respective captions on the consolidated balance sheets.

The valuation allowance decreased by $5.8 million in fiscal year 2013 and $39.3 million in fiscal year 2012. During fiscal year 2013, the valuation allowance that the Company had maintained on its capital loss carryforward was released due to the capital gain income generated by the sale of assets associated with the Company's Apex products. The Company maintained its valuation allowance on various state net operating losses and credits due to the likelihood that they will expire or go unutilized because the Company no longer has a significant apportionment in the jurisdiction in which the attribute was created. The decrease in the fiscal year 2012 allowance was the result of a release of the valuation allowance on Federal net operating losses, research credits and other Federal deductions due to an expectation that forecasted income as of the end of fiscal year 2012 would be sufficient to utilize these deferred tax assets. With regard to the remaining deferred tax assets, Management believes that the Company's results from future operations will generate sufficient taxable income such that it is more likely than not that these deferred tax assets will be realized.

At March 30, 2013, we had federal net operating loss carryforwards of $177.1 million. Of that amount, $20.9 million related to companies we acquired during fiscal year 2002 and are, therefore, subject to certain limitations under Section 382 of the Internal Revenue Code. Because the Company has elected the "with and without" method for purposes of tracking its excess stock deductions, the amount of federal net operating loss

included in deferred tax assets is $56.8 million, which yields a tax effected deferred tax asset of $19.9 million. The Company had $120.3 million of excess stock deductions which are not included in deferred tax assets. The tax benefit from these deductions will increase additional paid-in capital when they are deemed realized under the "with and without" method. We had net operating losses in various states that total $101.6 million. The federal net operating loss carryforwards expire in fiscal years 2019 through 2033. The state net operating loss carryforwards expire in fiscal years 2014 through 2029. We also have non-U.S. net operating losses of $2.0 million, which do not expire.

There are federal research and development credit carryforwards of $22.5 million that expire in fiscal years 2014 through 2033. There are $14.5 million of state research and development credits. Of that amount, $2.8 million will expire in fiscal years 2022 through 2027. The remaining $11.7 million of state research and development credits are not subject to expiration. The American Taxpayer Relief Act of 2012 (the "Act") was enacted on January 2, 2013. The Act retroactively reinstates the federal research and development credit from January 1, 2012 through December 31, 2013. As a result of the retroactive extension of the R&D credit, we recognized a $4.2 million benefit to tax expense during fiscal year 2013, a portion of which related to qualified research expenditures that were incurred during the last quarter of fiscal year 2012.

We have approximately $228 thousand of cumulative undistributed earnings in certain non-U.S. subsidiaries. We have not recognized a deferred tax liability on these undistributed earnings because the Company currently intends to reinvest these earnings in operations outside the U.S. The unrecognized deferred tax liability on these earnings is approximately $81 thousand.

We record unrecognized tax benefits for the estimated risk associated with tax positions taken on tax returns. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

Balance at March 31, 2012	$ —
Additions based on tax positions related to the current year	—
Reductions for tax positions of prior years	—
Settlements	—
Reductions related to expirations of statutes of limitation	—
Balance at March 30, 2013	$ —

The Company does not believe that its unrecognized tax benefits will significantly increase or decrease during the next 12 months.

We accrue interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes. We did not record any interest or penalties during fiscal year 2013 or 2012.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. Fiscal years 2010 through 2013 remain open to examination by the major taxing jurisdictions to which we are subject.

18. Segment Information

We determine our operating segments in accordance with FASB guidelines. Our Chief Executive Officer ("CEO") has been identified as the chief operating decision maker under these guidelines.

The Company operates and tracks its results in one reportable segment, but reports revenue performance in two product lines, which currently are audio and energy. Our CEO receives and uses enterprise-wide financial information to assess financial performance and allocate resources, rather than detailed information at a product line level. Additionally, our product lines have similar characteristics and customers. They share operations support functions such as sales, public relations, supply chain management, various research and development and engineering support, in addition to the general and administrative functions of human resources, legal,

finance and information technology. Therefore, there is no complete, discrete financial information maintained for these product lines. Revenue from our product lines are as follows (in thousands):

	Fiscal Years Ended		
	March 30, 2013	March 31, 2012	March 26, 2011
Audio Products	$754,769	$350,743	$264,840
Energy Products	55,017	76,100	104,731
	$809,786	$426,843	$369,571

Geographic Area

The following illustrates sales by geographic locations based on the sales office location (in thousands):

	Fiscal Years Ended		
	March 30, 2013	March 31, 2012	March 26, 2011
United States	$ 38,670	$ 50,230	$ 66,701
United Kingdom	19,211	23,927	27,398
China	700,051	294,143	205,775
Hong Kong	8,590	8,671	9,216
Japan	9,299	15,196	16,902
South Korea	8,975	9,781	12,413
Taiwan	11,694	10,662	13,073
Other Asia	10,387	13,063	16,012
Other non-U.S. countries	2,909	1,170	2,081
Total consolidated sales	$809,786	$426,843	$369,571

The following illustrates property, plant and equipment, net, by geographic locations, based on physical location (in thousands):

	Fiscal Years Ended	
	March 30, 2013	March 31, 2012
United States	$100,343	$66,530
United Kingdom	23	20
China	137	158
Hong Kong	5	3
Japan	25	167
South Korea	6	6
Taiwan	70	83
Other Asia	14	11
Total consolidated property, plant and equipment, net	$100,623	$66,978

19. Quarterly Results (Unaudited)

The following quarterly results have been derived from our audited annual consolidated financial statements. In the opinion of management, this unaudited quarterly information has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments, including normal recurring adjustments, necessary for a fair presentation of this quarterly information. This information should be read along with the financial statements and related notes. The operating results for any quarter are not necessarily indicative of results to be expected for any future period.

The unaudited quarterly statement of operations data for each quarter of fiscal years 2013 and 2012 were as follows (in thousands, except per share data):

	Fiscal Year 2013			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$99,006	$193,774	$310,133	$206,873
Gross margin	53,440	100,087	158,050	83,614
Net income	6,927	35,449	67,862	26,360
Basic income per share	$ 0.11	$ 0.55	$ 1.04	$ 0.41
Diluted income per share	0.10	0.51	0.99	0.39

	Fiscal Year 2012			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter (1)
Net sales	$92,242	$101,602	$122,368	$110,631
Gross margin	47,709	54,355	66,030	62,347
Net income	9,178	11,247	16,731	50,827
Basic income per share	$ 0.14	$ 0.17	$ 0.26	$ 0.79
Diluted income per share	0.13	0.17	0.25	0.75

(1) The $39.5 million tax benefit recorded in the fourth quarter of 2012 favorably impacted net income, as a result of a $37.3 million release in valuation allowance on deferred tax assets.

ITEM 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(e) of the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(b) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Form 10-K. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission. Based upon the evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of March 30, 2013 at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Rule 13a-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment of internal control over financial reporting, management has concluded that our internal control over financial reporting was effective as of March 30, 2013, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on management's assessment of our internal control over financial reporting as of March 30, 2013, included in Item 8 of this report.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the quarter ended March 30, 2013, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. ***Directors , Executive Officers and Corporate Governance***

The information set forth in the proxy statement to be delivered to stockholders in connection with our Annual Meeting of Stockholders to be held on July 30, 2013 (the "Proxy Statement") under the headings *Corporate Governance — Board Meetings and Committees, Corporate Governance — Audit Committee, Proposals to be Voted on — Proposal No. 1 — Election of Directors, Summary of Executive Compensation, and Section 16(a) Beneficial Ownership Reporting Compliance* is incorporated herein by reference.

ITEM 11. ***Executive Compensation***

The information set forth in the Proxy Statement under the headings *Director Compensation Arrangements, Compensation Discussion and Analysis, Compensation Committee Report,* and *Proposals to be Voted on — Proposal No. 3 — Advisory Vote to Approve Named Executive Officer Compensation* and *Proposal No. 4 — Approval of Executive Section 162(m) Plan* are incorporated herein by reference.

ITEM 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information set forth in the Proxy Statement under the headings *Equity Compensation Plan Information* and *Security Ownership of Certain Beneficial Owners and Management* is incorporated herein by reference.

ITEM 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information set forth in the Proxy Statement under the headings *Certain Relationships and Related Transactions* and *Corporate Governance* is incorporated herein by reference.

ITEM 14. ***Principal Accountant Fees and Services***

The information set forth in the Proxy Statement under the headings *Audit and Non-Audit Fees and Services* and *Proposal No. 2 - Ratification of Appointment of Independent Registered Public Accounting Firm* is incorporated herein by reference.

PART IV

ITEM 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this Report:

1. Consolidated Financial Statements

- Reports of Ernst & Young LLP, Independent Registered Public Accounting Firm.
- Consolidated Balance Sheets as of March 30, 2013, and March 31, 2012.
- Consolidated Statements of Comprehensive Income for the fiscal years ended March 30, 2013, March 31, 2012, and March 26, 2011.
- Consolidated Statements of Cash Flows for the fiscal years ended March 30, 2013, March 31, 2012, and March 26, 2011.
- Consolidated Statements of Stockholders' Equity for the fiscal years ended March 30, 2013, March 31, 2012, and March 26, 2011.
- Notes to Consolidated Financial Statements.

2. Financial Statement Schedules

All schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

3. Exhibits

The following exhibits are filed as part of or incorporated by reference into this Report:

3.1 Certificate of Incorporation of Registrant, filed with the Delaware Secretary of State on August 26, 1998. (1)
3.2 Amended and Restated Bylaws of Registrant. (2)
10.1+ Cirrus Logic, Inc. 1996 Stock Plan, as amended and restated as of December 4, 2007. (3)
10.2+ 2002 Stock Option Plan, as amended. (4)

10.3+	Cirrus Logic, Inc. 2006 Stock Incentive Plan. (5)
10.4+	Form of Stock Option Agreement for options granted under the Cirrus Logic, Inc. 2006 Stock Incentive Plan. (13)
10.5+	Form of Notice of Grant of Stock Option for options granted under the Cirrus Logic, Inc. 2006 Stock Incentive Plan (5)
10.6+	Form of Stock Option Agreement for Outside Directors under the Cirrus Logic, Inc. 2006 Stock Incentive Plan. (6)
10.7+	Form of Restricted Stock Award Agreement under the Cirrus Logic, Inc. 2006 Stock Incentive Plan. (7)
10.8+	Form of Restricted Stock Unit Agreement for U.S. Employees under the Cirrus Logic, Inc. 2006 Stock Incentive Plan. (13)
10.9+	Form of Notice of Grant of Restricted Stock Units granted under the Cirrus Logic, Inc. 2006 Stock Incentive Plan. (13)
10.10+	2007 Executive Severance and Change of Control Plan, effective as of October 1, 2007. (8)
10.11*	2007 Management and Key Individual Contributor Incentive Plan, as amended on May 28, 2013.
10.12	Lease Agreement by and between Desta Five Partnership, Ltd. and Registrant, dated November 10, 2000, for 197,000 square feet located at 2901 Via Fortuna, Austin, Texas. (1)
10.13	Amendment No. 1 to Lease Agreement by and between Desta Five Partnership, Ltd. and Registrant dated November 10, 2000. (10)
10.14	Amendment No. 2 to Lease Agreement by and between Desta Five Partnership, Ltd. and Registrant dated November 10, 2000. (4)
10.15	Amendment No. 3 to Lease Agreement by and between Desta Five Partnership, Ltd. and Registrant dated November 10, 2000. (11)
10.16	The Revised Stipulation of Settlement dated March 10, 2009 (12)
10.17	Purchase and Sale Agreement by and between Fortis Communities-Austin, L.P. and Registrant dated March 24, 2010. (14)
10.18	First Amendment to Purchase and Sale Agreement by and between Fortis Communities-Austin, L.P. and Registrant dated May 14, 2010. (14)
10.19	Second Amendment to Purchase and Sale Agreement by and between Fortis Communities-Austin, L.P. and Registrant dated June 7, 2010. (15)
10.20	General Contractors Agreement by Registrant dated January 25, 2011. (16)
10.21	Amendment to General Contractors Agreement by Registrant dated January 12, 2012. (17)
10.22	Amendment to General Contractors Agreement by Registrant dated January 23, 2012. (18)
10.23	Credit Agreement dated April 19, 2012 among the Company, Wells Fargo Bank, National Association, as Administrative Agent and Issuing Lender, Barclays Bank, as Syndication Agent, Wells Fargo Securities, LLC and Barclays Capital, as Joint Lead Arrangers and Co-Book Managers, and the lenders referred to therein. (19)
14.1*	Code of Conduct
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24.1*	Power of Attorney (see signature page).
31.1*	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*#	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*#	Certification of Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*#	XBRL Instance Document
101.SCH*#	XBRL Taxonomy Extension Schema Document
101.CAL*#	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*#	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*#	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*#	XBRL Taxonomy Extension Definition Linkbase Document

+ Indicates a management contract or compensatory plan or arrangement.

* Filed with this Form 10-K.

Not considered to be "filed" for the purposes of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

(1) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 31, 2001, filed with the SEC on June 22, 2001 (Registration No. 000-17795).

(2) Incorporated by reference from Registrant's Report on Form 8-K filed with the SEC on May 30, 2012.

(3) Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on January 30, 2008.

(4) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 29, 2003, filed with the SEC on June 13, 2003 (Registration No. 000-17795).

(5) Incorporated by reference from Registration's Statement on Form S-8 filed with the SEC on August 1, 2006 (Registration No. 000-17795).

(6) Incorporated by reference from Registrant's Report on Form 8-K filed with the SEC on August 1, 2007.

(7) Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on November 5, 2007.

(8) Incorporated by reference from Registrant's Report on Form 8-K filed with the SEC on October 3, 2007.

(9) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 29, 2008, filed with the SEC on May 29, 2008 (Registration No. 000-17795).

(10) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 30, 2002, filed with the SEC on June 19, 2002 (Registration No. 000-17795).

(11) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 25, 2006, filed with the SEC on May 25, 2006 (Registration No. 000-17795).

(12) Incorporated by reference from Registrant's Report on Form 8-K filed with the SEC on April 1, 2009.

(13) Incorporated by reference from Registrant's Report on Form 8-K filed with the SEC on October 7, 2010.

(14) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 27, 2010, filed with the SEC on June 1, 2010 (Registration No. 000-17795).

(15) Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on July 20, 2010.

(16) Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on January 27, 2011.

(17) Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on January 26, 2012.

(18) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 31, 2012, filed with the SEC on May 30, 2012 (Registration No. 000-17795).

(19) Incorporated by reference from Registrant's Report on Form 8-K filed with the SEC on April 25, 2012.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: /S/ THURMAN K. CASE

Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
May 29, 2013

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:

Signature	Title	Date
/S/ JASON P. RHODE Jason P. Rhode	President and Chief Executive Officer	May 29, 2013
/S/ THURMAN K. CASE Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	May 29, 2013
/S/ JOHN C. CARTER John C. Carter	Director	May 29, 2013
/S/ TIMOTHY R. DEHNE Timothy R. Dehne	Director	May 29, 2013
/S/ WILLIAM D. SHERMAN William D. Sherman	Director	May 29, 2013
/S/ ALAN R. SCHUELE Alan R. Schuele	Director	May 29, 2013
/S/ SUSAN WANG Susan Wang	Director	May 29, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]


CIRRUS LOGIC®

JASON P. RHODE
President and Chief Executive Officer

June 3, 2013

To our Stockholders:

I would like to invite you to participate in the annual meeting of stockholders of Cirrus Logic, Inc. to be held on Tuesday, July 30, 2013, at 11:00 a.m. Central Time. We are pleased to announce that this year's Annual Meeting will be completely virtual. You will be able to participate, vote, and submit your questions during the meeting on a live webcast via the Internet at www.virtualshareholdermeeting.com/CRUS2013. To access this website, you should have your 12-digit control number available to enter the meeting. You will not be able to attend the Annual Meeting in person.

We also are continuing to provide our stockholders with our proxy materials electronically via the Internet. If a stockholder chooses, he or she may obtain paper copies; however, by providing the information online, our stockholders will have immediate access to the proxy materials at their discretion.

Even if you plan to participate in the annual meeting, I hope you will still vote as soon as possible. Although you may vote the day of the annual meeting, you may also vote in advance over the Internet, as well as by telephone, or by mailing a proxy card. Voting over the Internet, by telephone, or by written proxy will ensure your representation at the annual meeting if you do not participate in the virtual meeting. Please review the instructions on the Notice of Internet Availability or the proxy card regarding each of these voting options.

Cirrus Logic values the participation of its stockholders. Your vote is an important part of our system of corporate governance and I strongly encourage you to participate.

Sincerely,

Jason P. Rhode
President and Chief Executive Officer

TABLE OF CONTENTS

A copy of Cirrus Logic, Inc.'s Annual Report on Form 10-K is included with this Proxy Statement. Copies of these documents are available on our Web site at www.cirrus.com. You also may receive copies of these documents at no charge upon request directed to:

Cirrus Logic Investor Relations
800 West 6th Street, Austin, Texas 78701
telephone: (512) 851-4125; email: Investor.Relations@cirrus.com


CIRRUS LOGIC®

Annual Stockholders' Meeting

July 30, 2013
YOUR VOTE IS IMPORTANT

Notice of Annual Meeting of Stockholders

Cirrus Logic, Inc. (the "Company," "our," or "we") will hold its 2013 Annual Meeting of Stockholders as follows:

Tuesday, July 30, 2013
11:00 A.M. (Central Daylight Time)
Cirrus Logic, Inc.
800 West 6th Street
Austin, Texas 78701

We are pleased to announce that this year's Annual Meeting will be completely virtual. You will be able to attend, vote, and submit your questions during the meeting on a live webcast via the Internet at www.virtualshareholdermeeting.com/CRUS2013. To access this website, you must have your 12-digit control number available to enter the meeting. You will not be able to attend the Annual Meeting in person.

At the meeting, stockholders will vote on the following matters:

(i) the election of six Company directors for one-year terms;

(ii) the ratification of the appointment of Ernst &Young LLP ("Ernst & Young") as our independent registered public accounting firm;

(iii) an advisory (non-binding) vote to approve Named Executive Officer compensation;

(iv) the approval of the material terms of the amended 2007 Management and Key Individual Contributor Incentive Plan to comply with the requirements of Section 162(m) of the Internal Revenue Code; and

(v) such other business as may properly come before the meeting.

You can vote four different ways. You can vote by attending the virtual meeting, by telephone, by the Internet, or by proxy card. For specific voting information, please see "Questions and Answers about the Proxy Materials, the Annual Meeting, and Voting Procedures" on page 2.

Stockholders of record at the close of business on May 31, 2013 (the "Record Date"), are entitled to vote. On that day, approximately 63 million shares of the Company common stock were outstanding. Each share entitles the holder to one vote.

The Board of Directors of the Company asks you to vote in favor of these proposals. This proxy statement provides you with detailed information about each proposal. We are also using this proxy statement to discuss our corporate governance and compensation practices and philosophies.

We encourage you to read this proxy statement carefully. In addition, you may obtain information about the Company from the Annual Report to Stockholders and from other documents that we have filed with the Securities and Exchange Commission.

PROXY STATEMENT

2013 ANNUAL MEETING OF STOCKHOLDERS
To Be Held Tuesday, July 30, 2013

Cirrus Logic, Inc.
800 West 6th Street
Austin, Texas 78701
www.cirrus.com

These proxy materials are furnished to you in connection with the solicitation of proxies by the Board of Directors ("Board") of Cirrus Logic, Inc. (the "Company," "our," or "we") for use at our 2013 Annual Meeting of Stockholders and any adjournments or postponements of the meeting (the "Annual Meeting"). The Annual Meeting will be held on July 30, 2013, at 11:00 a.m., Central Time, and may be accessed on a live webcast via the Internet at www.virtualshareholdermeeting.com/CRUS2013.

Beginning on or about June 14, 2013, Cirrus has made available on the Internet or delivered paper copies of these proxy materials by mail in connection with the solicitation of proxies by the Board of Cirrus for proposals to be voted on at the Company's Annual Meeting.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS, THE ANNUAL MEETING, AND VOTING PROCEDURES

Q: Why am I receiving these materials?

A: Our Board, on behalf of the Company, is soliciting your proxy for the annual meeting of stockholders to take place on July 30, 2013. As a stockholder, you are invited to participate in the meeting and are entitled to and requested to vote on the proposals described in this proxy statement.

Q: What information is contained in these materials?

A: The information included in this Proxy Statement relates to the proposals to be voted on at the meeting, the voting process, the compensation of directors and our most highly paid executive officers, and certain other required information. Our 2013 Annual Report to Stockholders on Form 10-K for the fiscal year ended March 30, 2013, is also included.

If you requested and received a copy of these materials by mail or e-mail, then the proxy materials also include a proxy card or a voting instruction card for the Annual Meeting.

Q: Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?

A: We are complying with the U.S. Securities and Exchange Commission (the "SEC") rule that allows companies to furnish their proxy materials over the Internet. As a result, we are mailing to our stockholders a notice about the Internet availability of the proxy materials instead of a paper copy of the proxy materials. All stockholders receiving the notice will have the ability to access the proxy materials over the Internet, or alternatively, request to receive a copy of the proxy materials by mail or e-mail.

Q. How can I access the proxy materials over the Internet?

A: Your notice about the Internet availability of the proxy materials contains instructions regarding how to:

- view our proxy materials for the Annual Meeting on the Internet;
- request a paper copy of our proxy materials for the Annual Meeting; and
- instruct us to send our future proxy materials to you electronically by e-mail.

Q: How may I obtain a paper copy of the proxy materials?

A: Stockholders receiving a notice about the Internet availability of the proxy materials will find instructions regarding how to obtain a paper copy of the proxy materials in their notice.

Q: What if I receive more than one notice about the Internet availability of the proxy materials or more than one paper copy of the proxy materials?

A: If you receive more than one Notice or set of proxy materials, it means your shares are registered differently or are in more than one account. To vote all your shares by proxy, you must vote for all notices you receive, or for all proxy cards and voting instruction cards you received upon request.

Q: What proposals will be voted on at the meeting?

A: There are four proposals scheduled to be voted on at the meeting:

- the election of six directors;
- the ratification of the appointment of Ernst & Young LLP ("Ernst & Young") as our independent registered public accounting firm;
- an advisory (non-binding) vote to approve named executive officer compensation; and
- the approval of the material terms of the amended 2007 Management and Key Individual Contributor Incentive Plan.

Q: Will I be able to attend the Annual Meeting?

A: We will host the 2013 Annual Meeting live via the Internet. **You will not be able to attend the meeting in person**. Any stockholder can listen to and participate in the Annual Meeting live via the Internet at www.virtualshareholdermeeting.com/CRUS2013. The webcast will start at 11:00 a.m., Central Time, on July 30, 2013. Stockholders may vote and submit questions while connected to the Annual Meeting via the Internet.

Q: What do I need to do to be able to participate in the Annual Meeting online?

A: The Annual Meeting will be held live via the Internet. You will not be able to attend the meeting in person. A summary of the information you need to attend the meeting online is provided below:

- Any stockholder can listen to the meeting and participate live via the Internet at www.virtualshareholdermeeting.com/CRUS2013.
- Webcast starts at 11:00 a.m. Central Time.
- Stockholders may vote and submit questions while connected to the meeting via the Internet.
- Please have your 12-digit Control Number to enter the meeting.
- Instructions on how to connect and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at www.virtualshareholdermeeting.com/CRUS2013.
- A webcast replay of the meeting will be available after the meeting at www.virtualshareholdermeeting.com/CRUS2013.

Q: What is Cirrus Logic's voting recommendation?

A: Our Board recommends that you vote your shares as follows:

- "FOR" each of the director nominees;
- "FOR" the ratification of the appointment of Ernst & Young as our independent registered public accounting firm;
- "FOR" the approval, on a non-binding, advisory basis, of our Named Executive Officer compensation as described in this Proxy Statement; and
- "FOR" the approval of the material terms of the amended 2007 Management and Key Individual Contributor Incentive Plan to comply with the requirements of Section 162(m) of the Internal Revenue Code as described in this Proxy Statement.

Q: Who is entitled to vote at the Annual Meeting?

A: Stockholders of record at the close of business on May 31, 2013 (the "Record Date") are entitled to vote.

Q: What shares owned by me can be voted?

A: All shares owned by you as of the close of business on the Record Date may be voted by you. These shares include (1) shares held directly in your name as the stockholder of record, including shares purchased through the Company's Employee Stock Purchase Plan, and (2) shares held for you as the beneficial owner through a stockbroker or bank.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: Most stockholders of the Company hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with the Company's transfer agent, Computershare Investor Services, you are considered, with respect to those shares, the *stockholder of record,* and you have the right to vote by proxy by following the instructions in the Notice of Internet Availability of the proxy materials or to vote online at the meeting.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the *beneficial owner* of shares held in *street name*, and your broker or nominee is considered, with respect to those shares, the *stockholder of record*. As the beneficial owner, you have the right to direct your broker or nominee how to vote and are also invited to attend the meeting.

Q: How can I vote my shares at the meeting?

A: Shares may be voted at the annual meeting via the Internet on a live webcast at www.virtualshareholdermeeting.com/CRUS2013. To access the meeting and vote your shares, you must have your 12-digit Control Number.

Even if you currently plan to participate in the annual meeting via the webcast, we recommend that you also submit your proxy in advance of the meeting so that your vote will be counted if you later decide not to attend the meeting.

Q: How can I vote my shares without participating in the meeting?

A: Whether you hold shares directly as the *stockholder of record* or beneficially in street name, you may direct your vote without participating in the meeting. You may vote by granting a proxy or by submitting voting instructions to your broker or other nominee for shares held in street name. In most instances, you will be able to do this over the Internet, by telephone, or by mail. If you are the stockholder of record, please refer to the summary instructions below and those included on your Notice of Internet Availability of the proxy materials. If you hold shares in street name, you should refer to the voting instruction card provided to you by your broker or nominee. Stockholders who have requested and received a paper copy of a proxy card or voting instruction card by mail may also vote over the Internet by following the instructions included with those materials.

BY INTERNET — If you have Internet access, you may vote by following the instructions on the Notice of Internet Availability of the proxy materials. If you have requested and received a paper copy of a proxy card or voting instruction card, you may also vote over the Internet by following the instructions included with those materials.

BY TELEPHONE — If you have requested and received a paper copy of a proxy card or voting instruction card, you may vote by telephone by following the instructions on the proxy card. You will need to have the control number that appears on your Notice of Internet Availability of the proxy materials available when voting by telephone.

BY MAIL — If you have requested and received a paper copy of a proxy card or voting instruction card by mail, you may submit a proxy by signing your proxy card and mailing it in the enclosed, postage prepaid and addressed envelope. If you sign but do not provide instructions, your shares will be voted as described in *"How Are Votes Counted?"* below.

Q: What if I hold shares in street name and do not transmit voting instructions before the stockholder meeting to my broker or nominee?

A: Effective January 1, 2010, your broker is no longer permitted to vote on your behalf on non-routine matters if you are a beneficial owner of shares held in street name and you do not transmit your voting instructions before the stockholder meeting to your broker or nominee. The election of directors (Proposal 1), the advisory vote to approve named executive officer compensation (Proposal 3), and the vote to approve the material terms of the amended 2007 Management and Key Individual Contributor Incentive Plan (Proposal 4) are considered non-routine matters. Therefore, if you do not transmit your voting instructions to your broker or other nominee, then they cannot vote on these non-routine matters and your vote will be counted as "broker non-votes" as further described in the response to *"How are abstentions and broker non-votes counted?"* below.

Q: Can I revoke my proxy?

A: You may revoke your proxy instructions at any time prior to the vote at the annual meeting. For shares held directly in your name, you may revoke your proxy instructions by granting a new proxy bearing a later date (that automatically revokes the earlier proxy) or by voting during the Annual Meeting. For shares held beneficially by you, you may revoke your proxy by submitting a new proxy to your broker or nominee.

Q: What is the quorum requirement for the meeting?

A: The quorum requirement for holding the meeting and transacting business is the presence, either in person or represented by proxy, of the holders of a majority of the outstanding shares entitled to be voted at the Annual Meeting. For this year's annual meeting, both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

Q: How are votes counted?

A: In the election of directors, you may vote "FOR" all of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. For all other proposals you may vote "FOR," "AGAINST," or "ABSTAIN." If you "ABSTAIN" on any of these matters, it has the same effect as a vote "AGAINST."

If you sign your proxy card with no further instructions, your shares will be voted in accordance with the recommendations of the Board.

Q: What is the voting requirement to approve each of the proposals?

A: In the election of directors, the six persons receiving the highest number of "FOR" votes will be elected. All other proposals require the affirmative "FOR" vote of a majority of those shares present and entitled to vote. If you are a beneficial owner and do not provide your broker or nominee with voting instructions on a non-routine matter such as a director election, your shares may constitute broker non-votes, as described in *"How are abstentions and broker non-votes counted?"* below. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal.

Q: How are abstentions and broker non-votes counted?

A: Abstentions are counted as present for purposes of determining the shares present and entitled to vote. However, an abstention is not a vote cast for purposes of counting votes, and therefore the effect of an abstention will be the same effect as a vote against a proposal as described in *"How are*

votes counted?" above. Broker non-votes are not counted as shares present and entitled to be voted with respect to a matter on which the beneficial owner has expressly not voted. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because the broker has not received voting instructions from the beneficial owner and the broker lacks discretionary voting power to vote the shares.

Q: Where can I find the voting results of the meeting?

A: We will announce preliminary voting results at the meeting and will file with the Securities and Exchange Commission via EDGAR a Current Report on Form 8-K within four business days of the meeting with the final voting results. If final voting results are not available at the time of such filing, the Company intends to disclose preliminary vote results at the time of the filing and file an amended Form 8-K within four business days after obtaining the final results.

Q: What happens if additional proposals are presented at the meeting?

A: Other than the proposals described in this proxy statement, we do not expect any matters to be presented for a vote at the annual meeting. If you grant a proxy, the persons named as proxy holders, Scott Thomas, our Corporate Secretary, and Thurman Case, our Chief Financial Officer, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees are not available as a candidate for director, the persons named as proxy holders will vote your shares for such other candidate or candidates as may be nominated by the Board.

Q: What classes of shares are entitled to be voted?

A: Each share of our common stock outstanding as of the Record Date is entitled to one vote on each item being voted upon at the annual meeting. On the Record Date, we had approximately 63 million shares of common stock outstanding.

Q: Is cumulative voting permitted for the election of directors?

A: No.

Q: Who will count the votes?

A: A representative of Broadridge Investor Communications Solutions will tabulate the votes. A representative of the Company will act as the inspector of the election.

Q: Is my vote confidential?

A: Proxy instructions, ballots, and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, or (3) to facilitate a successful proxy solicitation by our Board.

Q: Who will bear the cost of soliciting votes for the meeting?

A: The Company will pay the entire cost of soliciting proxies to be voted, along with the costs of preparing, assembling, printing, mailing, and distributing these proxy materials. If you choose to access the proxy materials and/or submit your proxy over the Internet or by telephone, however, you are responsible for Internet access or telephone charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made by our directors, officers, and employees, either in person, by telephone, or by electronic communication. Our directors, officers and employees will not receive any additional compensation for the solicitation activities. We will also reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our stockholders.

Q: May I propose actions for consideration at next year's annual meeting of stockholders or nominate individuals to serve as directors?

A: You may make nominations and submit proposals for consideration at future stockholder meetings. Any proposal that a stockholder wishes to include in the Company's proxy materials for the 2014 annual meeting of stockholders, in accordance with the regulations of the SEC, must be received by no later than 120 calendar days prior to the anniversary date that the Company released this proxy statement for this year's annual meeting. The written proposal will need to comply with the regulations of the SEC under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Any proposal or nomination for election of directors that a stockholder wishes to propose for consideration at the 2014 annual meeting of stockholders, whether or not the stockholder wishes to include such proposal or nomination in our proxy statement under the applicable SEC rules, must be submitted in accordance with our Bylaws. To be considered timely, our Bylaws provide that such notice must be received at our principal executive offices no later than 120 calendar days prior to the anniversary date that the Company released this proxy statement for this year's annual meeting. Proposals and nominations should be addressed to: Corporate Secretary, Cirrus Logic, Inc., 800 West 6th Street, Austin, Texas 78701.

Copy of Bylaw Provisions: You may contact the Company's Corporate Secretary at our headquarters for a copy of the relevant Bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

CORPORATE GOVERNANCE

Board Meetings and Committees

During the fiscal year ended March 30, 2013, the Board held 10 meetings. Each director is expected to attend each meeting of the Board and the committees on which he or she serves. No director attended less than 75% of the aggregate of (i) the total number of board meetings; and (ii) the total number of meetings held by all committees of the Board on which he or she served. Directors are also expected to attend the Company's annual meeting of stockholders absent a valid reason. All of the directors attended the Company's 2012 annual meeting of stockholders.

We have three Board committees: Audit, Compensation, and Governance and Nominating. Each member of the Audit, Compensation, and Governance and Nominating Committees is independent in accordance with the applicable SEC rules and applicable the Nasdaq Stock Market, Inc. (the "NASDAQ") listing standards. Each committee has a written charter that has been approved by the Board. The current members of each committee are identified in the following table, and the function of each committee is described below.

On occasion, the Board may appoint special committees or designate directors to undertake special assignments on behalf of the Board.

Name of Director	Independent	Audit	Compensation	Governance and Nominating
John C. Carter	Yes	X	X	
Timothy R. Dehne	Yes		Chair	X
Jason P. Rhode	No			
William D. Sherman	Yes	X		Chair
Alan R. Schuele	Yes		X	X
Susan Wang	Yes	Chair	X	
Number of Meetings Held in Fiscal Year Ended March 30, 2013		6	4	6

Audit Committee

The Audit Committee is currently composed of three directors. The responsibilities of the Committee include:

- selecting, retaining, compensating, overseeing, evaluating and, where appropriate, terminating the Company's independent auditors;
- resolving any disagreements between management and the independent auditors regarding financial reporting;
- adopting and implementing pre-approval policies and procedures for audit and non-audit services to be rendered by the independent auditors;
- reviewing with management and the independent auditors the financial information and the Management's Discussion and Analysis proposed to be included in each of the Company's Quarterly Reports on Form 10-Q prior to their filing;
- reviewing before release the unaudited interim financial results in the Company's quarterly earnings release;
- reviewing with management and the independent auditors, at the completion of the annual audit, the audited financial statements and the Management's Discussion and Analysis proposed to be included in the Company's Annual Report on Form 10-K prior to its filing and provide or review judgments about the quality, not only the acceptability, of accounting principles, and such other matters required to be discussed with the independent auditors under generally accepted auditing standards;
- reviewing and approving, if appropriate, material changes to the Company's auditing and accounting principles and practices as suggested by the independent auditors or management;
- establishing procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and
- evaluating the professional competency of the financial staff and the internal auditors, as well as the quality of their performance in discharging their respective responsibilities.

The Board has determined that each of the members of the Audit Committee is able to read and understand fundamental financial statements and is independent under applicable Securities and Exchange Commission rules and applicable Nasdaq listing standards. The Board has determined that Susan Wang is an "audit committee financial expert" as defined under applicable Securities and Exchange Commission rules.

For additional information relating to the Audit Committee, see the Report of the Audit Committee of the Board on page 50 of this proxy statement and the Audit Committee Charter, which is included as Exhibit B to this proxy statement. The charter is also available under the Corporate Governance section of our "Investors" page on our Web site at *investor.cirrus.com*.

Compensation Committee

The Compensation Committee is composed of four directors, each of whom is independent under applicable Nasdaq listing standards. The Committee reviews and approves salaries and other matters relating to executive compensation, and administers the Company's stock incentive plans, including reviewing and granting stock incentive awards to executive officers and other employees and reviewing and approving policies and procedures for awarding grants under these plans. The Compensation Committee also reviews and recommends to the Board for approval various other Company compensation plans, policies, and matters related to the Company's non-employee directors. For additional information relating to the Compensation Committee, see the Compensation Committee Charter, which is included as Exhibit A to this proxy statement. The charter is also available under the Corporate Governance section of our "Investors" page on our Web site at *investor.cirrus.com*.

Please see "Compensation Discussion and Analysis" for additional information regarding the Compensation Committee's processes and procedures for the consideration and determination of executive officer compensation, including the Compensation Committee's engagement of Compensia, Inc. as its independent compensation consultant.

Governance and Nominating Committee

The Governance and Nominating Committee is composed of three directors, each of whom is independent under the applicable Nasdaq listing standards. This Committee provides counsel to the Board with respect to Board organization, membership, and function, as well as committee structure and membership. The Committee is also responsible for defining the qualifications for candidates for director positions, evaluating qualified candidates, recommending candidates to the Board for election as directors, and proposing a slate of directors for election by stockholders at each annual meeting. For more information relating to the Governance and Nominating Committee, see the Governance and Nominating Committee Charter, which is included as Exhibit C to this proxy statement. The charter is also available under the Corporate Governance section of our "Investors" page on our Web site at *investor.cirrus.com*.

The Governance and Nominating Committee annually reviews the needs of the Board for various skills, experience, expected contributions, and other characteristics in determining the director candidates to be nominated at the annual meeting. The Governance and Nominating Committee will evaluate candidates for directors proposed by directors, stockholders, or management in light of the Committee's views of the current needs of the Board for certain skills; the candidate's background, skills, experience, or other characteristics; and the expected contributions and the qualification standards established from time to time by the Governance and Nominating Committee. If the Committee believes that the Board requires additional candidates for nomination, the Committee may engage a third-party search firm to assist in identifying qualified candidates. All directors and nominees will submit a completed form of directors' and officers' questionnaire as part of the nominating process. The process may also include interviews and additional background and reference

checks for non-incumbent nominees, at the discretion of the Governance and Nominating Committee. Although the Board does not have a formal policy specifying how diversity should be considered in making determinations regarding nominations of directors, the Governance and Nominating Committee does take into account the benefits of diverse backgrounds, viewpoints, and experiences, as well as the benefits of a constructive working relationship among directors, when evaluating candidates for the Board.

The Governance and Nominating Committee believes that members of the Board should possess certain basic personal and professional qualities in order to properly discharge their fiduciary duties to stockholders, provide effective oversight of the management of the Company, and monitor the Company's adherence to principles of sound corporate governance. Therefore, the Committee has determined that nominees for election as director should have the following qualifications: (i) possess the highest personal and professional ethics, integrity and values; (ii) be committed to representing the long-term interests of the Company's stockholders; (iii) have an inquisitive and objective perspective and mature judgment; (iv) possess strong business and financial acumen and judgment acquired through education, training or experience; (v) possess experience at policy-making levels in business, government, education or technology, and in areas that are relevant to the Company's global business activities; (vi) have experience in matters of corporate governance; (vii) have experience in positions with a high degree of responsibility in the companies or institutions with which they are affiliated; and (viii) be prepared to devote appropriate time and attention to the Board and Committee duties required of a public company board member. Additionally, for non-employee director candidates, the nominees should have personal and business circumstances that permit them to serve on one or more of the various Committees of the Board.

These are not meant to be the exclusive criteria, however, and the Committee will also consider the contributions that a candidate can be expected to make to the collective functioning of the Board based upon the totality of the candidate's credentials, experience, and expertise; the composition of the Board at the time; and other relevant circumstances.

Stockholders are able to recommend individuals to the Governance and Nominating Committee for consideration as potential director nominees by submitting their names, together with appropriate biographical information and background materials, and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of the Company's common stock for at least one year as of the date such recommendation is made. An eligible stockholder wishing to recommend a candidate must submit the following not less than 120 calendar days prior to the anniversary of the date the proxy was released to the stockholders in connection with the previous year's annual meeting: (A) a recommendation that identifies the candidate and provides contact information; (B) the written consent of the candidate to serve as a director of the Company, if elected; and (C) documentation establishing that the stockholder making the recommendation is an eligible stockholder.

Recommendations should be submitted to:

Governance and Nominating Committee
c/o Corporate Secretary
Cirrus Logic, Inc.
800 West 6th Street
Austin, Texas 78701

The Committee will consider stockholder-recommended candidates pursuant to the Nominations Process outlined in the Company's Corporate Governance Guidelines.

Stockholders also have the right under the Company's Bylaws to nominate candidates for election as directors by following the procedures, providing the information and conforming to the submission deadlines specified in the Company's Bylaws. Please see *"Questions and Answers about the Proxy Materials, the Annual Meeting and Voting Procedures – May I propose actions for consideration at next year's annual meeting of stockholders or nominate individuals to serve as directors?"* for further information.

Determination of Independence

The Board, which currently consists of six directors, has determined that five of the six nominated directors are independent as defined by the applicable listing and regulatory standards. Specifically, the Governance and Nominating Committee has reviewed the independence of each director and determined that Messrs. Carter, Dehne, Schuele, and Sherman, and Ms. Wang, qualify as independent directors under this standard.

Corporate Governance Guidelines

On an annual basis, the Company reviews its corporate governance practices in light of any changes to applicable law, the rules of the SEC, and the Nasdaq listing standards. Among other matters, the Corporate Governance Guidelines include the following:

- Two-thirds of the members of the Board must be independent directors as defined in the Company's Corporate Governance Guidelines.
- If the Chairman of the Board is not an independent director, the Board will designate a "lead independent director."
- Directors shall retire at the age of 75.
- The Board will have an Audit Committee, Compensation Committee, and Governance and Nominating Committee, each of which shall consist solely of independent directors.
- The independent directors shall meet in executive session either before or after each regularly scheduled Board meeting.
- In considering stockholder proposals and candidates recommended by stockholders for the Board, the Governance and Nominating Committee will follow the procedures outlined in the Corporate Governance Guidelines.

For additional details, see the Company's Corporate Governance Guidelines, which are available as Exhibit D to this proxy and under the Corporate Governance section of our "Investors" page on our Web site at *investor.cirrus.com*.

Board Leadership Structure

The Board of Directors is committed to maintaining an independent Board comprised primarily of independent directors. To enhance the independence of the Board from management, we separated the roles of our Chief Executive Officer, Jason Rhode, and Chairman of the Board, Al Schuele. We believe that this leadership structure demonstrates our commitment to good corporate governance and benefits our stockholders by enhancing the oversight of management by the Board, balancing power on our Board, and encouraging balanced decision making.

Board's Role in Risk Oversight

Although management is responsible for identifying, assessing, and managing the material risks facing the Company, our Board plays an ongoing and active role in the oversight of the Company's risk management processes, along with the oversight of the most significant strategic and operational risks

faced by the Company and management's efforts to mitigate those risks. Our Board is involved in the setting of the Company's business strategy, which necessarily entails a determination of what constitutes an appropriate level of risk for the Company. In addition, at least annually, the Board discusses material risks related to the Company's overall business strategy. Further, the management team reports to the Board on a quarterly basis the status of its efforts to manage what it believes are the Company's most material risks.

Each of our Board committees also considers risk within the committee's area of responsibility. Our Audit Committee regularly reviews with management the Company's major financial and regulatory risk exposures and the steps management has taken to monitor and control such exposures. Also, in designing our compensation programs and structuring awards, the Compensation Committee considers whether such compensation programs may lead to undue risk taking. Finally, our Governance Committee oversees risks relating to corporate governance policies and related governance matters.

Code of Conduct

The Company has adopted a Code of Conduct that applies to all of its directors, officers, and employees (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions). A copy of the Code of Conduct is incorporated as Exhibit 14 to the Company's Annual Report on Form 10-K and is accessible on its Web site at *www.cirrus.com*. The Code of Conduct, as applied to the Company's senior financial officers, constitutes the Company's "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and constitutes the Company's "code of conduct" under the Nasdaq listing standards.

DIRECTOR COMPENSATION ARRANGEMENTS

Non-employee directors receive a combination of cash and equity-based compensation. Directors who are employed by the Company do not receive any additional compensation for their Board activities. Independent directors may not receive consulting, advisory, or other compensatory fees from the Company in addition to their Board compensation.

The following table sets forth the quarterly cash payments paid to non-employee directors for Board service during the fiscal year ended March 30, 2013:

Director Compensation Retainers	
Quarterly Director Retainer	$11,250
Board Chairman Quarterly Retainer	$ 8,750
Audit Chair Quarterly Retainer	$ 5,000
Audit Committee Member Quarterly Retainer	$ 2,000
Compensation Committee Chair Quarterly Retainer	$ 3,500
Compensation Committee Member Quarterly Retainer	$ 1,750
Governance and Nominating Committee Chair Quarterly Retainer	$ 1,500
Governance and Nominating Committee Member Quarterly Retainer	$ 750
Lead Independent Director Quarterly Retainer	$ 2,500

The Company also reimburses non-employee directors for all reasonable out-of-pocket expenses incurred for attending Board and committee meetings.

In addition to the cash compensation described above, each non-employee director receives equity-based compensation. Upon re-election to the Board, each non-employee director receives a full value stock award that vests immediately. In fiscal year 2013, the total number of shares granted to each non-employee director had a fair market value equal to $150,000.00 on the date of grant. For newly elected non-employee directors, the Company awards an option to purchase shares of common stock of the Company at an exercise price of up to the fair market value of one share of the Company's common stock on the date of grant upon becoming a director, with 25% vesting after one year and the remainder vesting ratably each month over the following 36 months. There were no newly elected non-employee directors for fiscal year 2013 and, hence, no options were granted to any non-employee directors in fiscal year 2013.

The following table sets forth the information regarding the cash and equity-based compensation paid to our non-employee directors for services as members of the Board or any committee of the Board during fiscal year 2013.

DIRECTOR COMPENSATION TABLE FOR FISCAL YEAR 2013

Name (a)	Fees Earned or Paid in Cash ($) (b) (1)	Stock Awards ($) (d) (2)	Total ($) (h)
John C. Carter	$ 60,000	$149,983 (3)	$ 209,983
Timothy R. Dehne	$ 69,000	$149,983 (4)	$ 218,983
Michael L. Hackworth	$ 4,615	$ 0 (5)	$ 4,615
William D. Sherman	$ 59,333	$149,983 (6)	$ 209,316
Robert H. Smith	$ 28,667	$ 0 (7)(8)	$ 28,667
Al Schuele	$ 77,333	$149,983 (9)	$ 227,316
Susan Wang	$ 71,000	$149,983 (10)	$ 220,983

(1) Represents fees earned or paid in cash for services as a director during the fiscal year ended March 30, 2013, including quarterly retainer fees and committee chairmanship and membership retainer fees.

(2) On July 28, 2012, upon their re-election as directors at the Company's 2012 Annual Meeting, Messrs. Carter, Dehne, Sherman, Schuele, and Ms. Wang, received a full value stock award that vested immediately upon re-election to the Board having a fair market value of up to $150,000.00 on the date of grant. Amounts reported in this column represent the aggregate grant date fair value of the stock awards granted in fiscal year 2013, computed in accordance with FASB ASC Topic 718. See Note 11 to our consolidated financial statements in our 2013 Annual Report for additional detail regarding the assumptions underlying the value of these awards.

(3) At the end of fiscal year 2013, Mr. Carter had 55,000 options outstanding.

(4) At the end of fiscal year 2013, Mr. Dehne had 35,000 options outstanding.

(5) Mr. Hackworth died on April 21, 2012.

(6) At the end of fiscal year 2013, Mr. Sherman had no options outstanding.

(7) Mr. Smith retired from the Board in July 2012.

(8) At the end of fiscal year 2013, Mr. Smith had no options outstanding.

(9) At the end of fiscal year 2013, Mr. Schuele had 19,447 options outstanding.

(10) At the end of fiscal year 2013, Ms. Wang had 25,929 options outstanding.

PROPOSALS TO BE VOTED ON

Proposal No. 1:

ELECTION OF DIRECTORS

The Board has approved six nominees for election to the Board this year. All of the nominees have served as a director since the last annual meeting, including Mr. Carter, Mr. Dehne, Dr. Rhode, Mr. Sherman, Mr. Schuele, and Ms. Wang. Information regarding the business experience of each nominee and the particular experience, qualifications, attributes, or skills that qualify that person to serve as a director of the Company is provided below. All directors are elected annually to serve until the next annual meeting and until their respective successors are elected, or until their earlier resignation or removal. There are no family relationships among the Company's executive officers and directors.

Vote Required
In the election of directors, the six persons receiving the highest number of "FOR" votes will be elected.

Information About Nominees

JOHN C. CARTER
Director since 2009
Mr. Carter, age 58, is currently a Principal at TCGen, which is a management consulting and advisory services firm that Mr. Carter founded in 2002 and is located in Menlo Park, California. Between November 2007 and January 2008, Mr. Carter was an Executive in Residence at Vantage Point Venture Partners, a venture capital firm in San Bruno, California, where he assisted in the management of several portfolio companies. Mr. Carter also served as Chief Technical Officer at Klipsch Group, a manufacturer of speakers in Indianapolis, Indiana, between February 2005 and October 2007. Mr. Carter began his career as an engineer at Bose Corporation in 1978, later becoming its Chief Engineer. Mr. Carter holds a B.S. in Engineering from Harvey Mudd College in Claremont, CA, and a Master's in Electrical Engineering from the Massachusetts Institute of Technology.

The Governance and Nominating Committee believes that Mr. Carter's extensive management experience with companies in the consumer audio market along with his knowledge of that market, in addition to his background in venture and private equity investment transactions, make him well qualified to be on our Board of Directors. Mr. Carter also has relevant prior engineering and technical experiences in the markets we serve.

TIMOTHY R. DEHNE
Director since 2009
Mr. Dehne, age 47, is currently the Vice President, Global Marketing, at Luminex Corporation, an Austin-based company that develops, manufactures, and markets innovative biological testing technologies with applications throughout the life science and diagnostic industries. Prior to his appointment to Vice President, Global Marketing, Mr. Dehne held the position of Vice President of Systems Research and Development, a position he held between July 2009 and May 2012. He previously worked at National Instruments Corporation, an Austin-based supplier of measurement and automation products used by engineers and scientists in a wide range of industries. Mr. Dehne spent over 21 years at National Instruments Corporation where he held many leadership positions while helping to significantly grow the Company to more than 4,000 employees and over $800 million in annual revenue. He most recently held the position of Senior Vice President, Research & Development. Prior to his role as Senior Vice President, Research & Development at National

Instruments Corporation, Mr. Dehne served in various executive positions in marketing and engineering. Mr. Dehne holds a B.S. in Electrical Engineering from Rice University and serves on the Board of Directors for Asset Intertech, a privately held company, where he also serves on its Compensation Committee.

The Governance and Nominating Committee believes that Mr. Dehne is well qualified to be on our Board of Directors based on his extensive leadership experience in all aspects of managing a high technology company in Austin, Texas, and his unique insight into significantly growing revenue at a high technology company while maintaining an innovative corporate culture and a great work environment. His leadership skills, experience in creating and capturing business opportunities, and experience in scaling up a business to enable growth, are valuable to the Company and the Board of Directors.

JASON P. RHODE

Director since 2007

Dr. Rhode, age 43, was appointed President and CEO, and a director of the Company in May 2007. Dr. Rhode joined the Company in 1995 and served in various engineering positions until he became Director of Marketing for analog and mixed-signal products in November 2002. He was appointed Vice President, General Manager, Mixed-Signal Audio Products, in December 2004, a role he served in until his appointment as President and CEO. Dr. Rhode holds a B.S. in Electrical Engineering from San Diego State University, as well as M.S. and doctorate degrees in Electrical Engineering from North Carolina State University.

The Governance and Nominating Committee believes that Dr. Rhode's prior experience as a semiconductor designer and his current role as Chief Executive Officer of the Company make him well qualified to be on our Board of Directors based on his detailed and unique knowledge of the Company's operations, opportunities, and challenges. In addition, the Governance and Nominating Committee believes that having Dr. Rhode serve on the Board of Directors helps to bridge the gap between the Company's Board of Directors and management, to facilitate the regular flow of information between management and the Board, and to ensure that the Board of Directors and management act with a common purpose to execute our strategic initiatives and business plans.

WILLIAM D. SHERMAN

Director since 2001

Mr. Sherman, age 70, is Senior Counsel in the law firm of Morrison & Foerster LLP, where he has worked since 1987, specializing in corporate and corporate securities practice. He has extensive experience working with public companies, the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, formerly known as the National Association of Securities Dealers. Mr. Sherman is also a recognized specialist on corporate governance matters by way of his representation of various public and private companies, and he regularly participates in panel discussions on executive compensation and corporate governance topics. In 1972, Mr. Sherman received a law degree from the University of California — Berkeley, School of Law, and an MBA degree from the Haas School of Business at the University of California — Berkeley.

Through his position with Morrison & Foerster LLP, Mr. Sherman has extensive experience with the legal, regulatory, and governance issues faced by a public company. The Governance and Nominating Committee believes that his background and experience position him to contribute significant corporate governance expertise to the Board of Directors and to serve as chairman of the Company's Governance and Nominating Committee.

ALAN R. SCHUELE
Director Since 2011
Mr. Schuele, age 67, has been a general partner since 2000 with Sevin Rosen Funds, a high tech venture capital firm. While at Sevin Rosen Funds, Mr. Schuele led the investments in a number of semiconductor companies, including Cicada Semiconductor (acquired by Vitesse), Zilker Labs and D2Audio Corporation (both acquired by Intersil), and Javelin Semiconductor (acquired by Avago Technologies, Ltd.). Prior to working at Sevin Rosen, he was Chief Executive Officer of Benchmarq Microelectronics, and served as President and Chief Operating Officer of Unitrode Corporation after its merger with Benchmarq. Over his nearly 30 year career in the semiconductor industry, he has held various executive and sales management positions in several semiconductor companies including the Company, Crystal Semiconductor, Cypress Semiconductor, and Mostek. Mr. Schuele was also previously a director at InfoNow Corp., a leading provider of SaaS-based channel management solutions, where he has served as a director between 2008 and November 2011.

In addition to Mr. Schuele's extensive executive management and sales experience at semiconductor companies, he has played key roles in major mergers and acquisitions and has worked extensively in Asian markets. The Governance and Nominating Committee believes that these experiences, along with his experience in advising entrepreneurs on how to turn their emerging technologies into winning companies, make him well qualified to contribute strategic, operational, and industry expertise to the Board of Directors.

SUSAN WANG
Director Since 2011
Ms. Wang, age 62, retired in February 2002 from her position as Executive Vice President and Chief Financial Officer of Solectron Corporation, a worldwide provider of electronics manufacturing services, where she served in various management positions from 1984 until the time of her retirement. Ms. Wang is currently a director of Suntech Power Holdings Co., Ltd., a solar energy company, and Nektar Therapeutics, a biopharmaceutical company. In addition, Ms. Wang served as a director of Calpine Corporation, an independent power generation company, from 2003 to 2008; Avanex Corporation, a telecommunications component and sub-systems provider, from 2002 to 2009; Rae Systems Inc., a developer of sensory technology for hazardous materials, from 2009 to 2010; and Altera Corporation, a programmable semiconductor company, from 2003 to 2013. Ms. Wang holds an M.B.A. from the University of Connecticut and a B.B.A. in accounting from the University of Texas.

Ms. Wang has extensive executive management, board, and audit committee experience at public and private companies within the technology industry. The Governance and Nominating Committee believes that these experiences, along with her financial expertise, her knowledge of manufacturing and supply chains, her familiarity with acquisitions and integrations, and her international experience make her well qualified to provide valuable insights to our Board of Directors and to serve a role in the oversight of our financial reporting and accounting practices as Chair of the Company's Audit Committee.

The Board recommends a vote "FOR" the election to the Board of each of the foregoing nominees.

Proposal No. 2:

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed Ernst & Young LLP ("Ernst & Young") as the Company's independent registered public accounting firm to audit the Company's consolidated financial statements for the fiscal year ending March 29, 2014. During fiscal year ended March 30, 2013, Ernst & Young served as the Company's independent registered public accounting firm and also provided certain tax services.

The Audit Committee pre-approves and reviews all audit and non-audit services provided by Ernst & Young. In considering the services to be provided by Ernst & Young, the Audit Committee considers whether the provision of non-audit services is compatible with maintaining the independence of Ernst & Young.

For additional information relating to the Audit Committee, see the Report of the Audit Committee of the Board on page 50 of this proxy statement, as well as the Audit Committee Charter, which is included as Exhibit B to this proxy statement. The charter is also available under the Corporate Governance section of our "Investors" page on our Web site at *investor.cirrus.com*.

A representative of Ernst & Young is expected to attend our annual meeting and be available to respond to questions and, if he or she desires, to make a statement.

The Board recommends a vote "FOR" the ratification of the appointment of Ernst & Young as the Company's independent registered public accounting firm for the fiscal year ending March 29, 2014.

If the appointment is not ratified, the Audit Committee will consider this an indication to select other auditors for the following fiscal year. Ratification of the appointment of Ernst & Young as the Company's independent registered public accounting firm for the fiscal year ending March 29, 2014, requires the affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote at the meeting.

Proposal No. 3:

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

Section 14A of the Securities Exchange Act of 1934 enables our stockholders to vote to approve, on an advisory, non-binding basis, the compensation of the Named Executive Officers as disclosed in this Proxy Statement in accordance with the rules of the Securities and Exchange Commission. This vote is advisory, and, therefore, not binding on the Company, the Compensation Committee, or our Board of Directors. However, our Board of Directors and our Compensation Committee value the opinions of our stockholders and to the extent there is a significant vote against the compensation of the Named Executive Officers as disclosed in this Proxy Statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

As described in detail under the heading "Compensation Discussion and Analysis" at page 26, our executive compensation program is designed to attract, motivate, and retain executive officers, while aligning their interests with those of our stockholders. Under this program, our executive officers are rewarded for the achievement of strategic and operational objectives and the realization of increased stockholder value. Please read the Compensation Discussion and Analysis and the accompanying compensation tables of this Proxy Statement for additional information about our executive

compensation program, including information about the compensation of the Named Executive Officers for fiscal year 2013.

The Compensation Committee regularly reviews our executive compensation program to ensure that it achieves the desired goal of aligning our executive compensation structure with the interests of our stockholders and current market practices. We believe our executive compensation program is well designed, appropriately aligns executive pay with Company performance, and has demonstrated that it incentivizes desirable behavior from our executives. Therefore, we are asking our stockholders to indicate their support for the compensation of the Named Executive Officers as described in this Proxy Statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on the compensation of the Named Executive Officers. Please note that this vote is not intended to address any specific item of compensation, but rather the overall compensation of the Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement.

We will ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the compensation paid to the company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

The Board recommends a vote "FOR" the approval of the above resolution.

Proposal No. 4:

APPROVAL OF MATERIAL TERMS OF AMENDED 2007 MANAGEMENT AND KEY INDIVIDUAL CONTRIBUTOR INCENTIVE PLAN

Our Board adopted the amended 2007 Management and Key Individual Contributor Incentive Plan (the "Amended Plan") on May 28, 2013, subject to the approval of the material terms of the Amended Plan by our stockholders. The proposed Amended Plan is attached hereto as Exhibit E. To the extent the summary description below differs from the Amended Plan attached in Exhibit E, the text of the Amended Plan shall govern.

We are asking our stockholders to approve the material terms of the Amended Plan pursuant to Section 162(m) of the Internal Revenue Service Code ("Section 162(m)") to make available under the Amended Plan awards that are designed to constitute "performance-based compensation" under Section 162(m).

Our ability to use the Amended Plan in order to grant tax-deductible awards to certain employees could potentially be limited without receiving stockholder approval of the material terms of the Amended Plan under Section 162(m). The Amended Plan is intended to qualify for exemption from the deduction limitations of Section 162(m) by providing "performance-based compensation" to "covered employees" within the meaning of Section 162(m). Under Section 162(m), the federal income tax deductibility of compensation paid to our President and Chief Executive Officer and our three other most highly compensated officers (other than our CEO and our principal financial officer) determined pursuant to the executive compensation disclosure rules under the Securities Exchange Act of 1934 ("Covered Employees") may be limited to the extent such compensation exceeds $1,000,000 in any taxable year. However, we may deduct compensation paid to our Covered Employees in excess of that amount if it qualifies as "performance-based compensation" as defined in Section 162(m).

In addition to certain other requirements, in order for awards under the Amended Plan to constitute "performance-based compensation," the material terms of the Amended Plan must be disclosed to and approved by our stockholders.

Under the Section 162(m) regulations, the material terms of the Amended Plan are, and we are specifically requesting that our stockholders vote to approve: (i) the maximum amount of compensation that may be paid to a participant under the Amended Plan in any fiscal year, (ii) the individuals eligible to receive compensation under the Amended Plan, and (iii) the performance criteria on which the performance goals are based for purposes of Section 162(m). Each of these items is discussed below, and stockholder approval of this proposal constitutes approval of each of these items for purposes of the Section 162(m) stockholder approval requirements.

If this proposal is not approved, cash incentive awards granted to our Covered Employees in future years may not be deductible to the extent they exceed $1,000,000, meaning that we may be limited in our ability to grant awards that are both deductible and that satisfy our compensation objectives. Please see the section of our Compensation Discussion and Analysis titled "Annual Performance Awards" for a general description of the performance awards granted under the Amended Plan.

Administration of the Plan

The Amended Plan is administered by our Compensation Committee. Subject to certain conditions, the Compensation Committee may delegate certain powers and authority under the Plan to the Corporation's officers as it deems necessary or appropriate. The Compensation Committee will, among other things, have full authority and discretion to designate the participants in the Plan, interpret the terms and conditions of such awards (including the performance goal(s) and performance measure(s) to be utilized), and determine whether the performance goals have been achieved.

Maximum Amount of Compensation

Consistent with certain provisions Section 162(m), the Amended Plan includes an individual award limit on the maximum amount of compensation payable under the Amended Plan to a Covered Employee in any fiscal year. The amount payable to any employee under the Amended Plan in any fiscal year may not exceed $2,000,000.

Eligibility

Any employee of the Company who is in a management or leadership position or who is a key individual contributor whose efforts potentially have a material impact on the Company's performance is eligible to receive awards under the Amended Plan. Although Section 162(m) only limits the deductibility for compensation paid to a Covered Employee who is employed as of the end of the year, we may apply the performance goals described below to other senior officers in the event that any of them could be deemed to be a Covered Employee under the Section 162(m) regulations during the time that they hold the performance award.

Performance Criteria and Performance Awards

The Compensation Committee may use any measures of performance described below it deems appropriate in establishing performance conditions and may exercise its discretion, to the extent such discretion does not violate applicable law, to decrease the amounts payable under any award based on such conditions. If an eligible employee is a Covered Employee, and the Compensation Committee determines that the contemplated award should qualify as "performance-based compensation" under Section 162(m), then the grant and/or settlement of such award will be contingent upon achievement of one or more pre-established performance goals based on business criteria set forth below (a "performance award").

Performance goals set by the Compensation Committee may relate to one or more of the following objective performance criteria ("Performance Criteria") that the Compensation Committee determines

is appropriate: (i) stock price, (ii) earnings per share (diluted or basic), (iii) operating income, (iv) return on equity or assets, (v) cash flow, (vi) earnings before interest, taxes, depreciation and amortization ("EBITDA"), (vii) adjusted EBITDA, (viii) overall revenue or sales growth, (ix) expense reduction or management, (x) market share, (xi) total shareholder return, (xii) return on investment, (xiii) earnings before interest and taxes, (xiv) net income, (xv) return on net assets, (xvi) economic value added, (xvii) shareholder value added, (xviii) cash flow return on investment, (xix) net operating profit, (xx) net operating profit after tax, (xxi) return on capital, (xxii) return on invested capital, (xxiii) achievement of savings from business improvement projects, (xxiv) capital project deliverables, (xxv) human resources management targets, including medical cost reductions and time to hire, (xxvi) leverage ratios including debt to equity and debt to total capital; (xxvii) debt reduction; (xxviii) new or expanded market penetration; (xxix) satisfactory internal or external audits; (xxx) revenues; (xxxi) operating profit margin; (xxxii) revenue growth and (xxxiii) any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Compensation Committee including, but not limited to, the Russell 2000 Index or a group of comparable companies. Performance goals may be based on attainment of such target levels of one or more of the Performance Criteria, over one or more periods of time, which may be of varying and overlapping durations, as determined by the Compensation Committee. Performance Criteria may be absolute, relative to one or more other companies, or relative to one or more indexes, and may be contingent upon future performance of the Company or any subsidiary, division, unit or product line thereof. Which Performance Criteria to be used with respect to any award, and the weight to be accorded thereto if more than one factor is used, shall be determined by the Compensation Committee, in its sole discretion, at the time of grant.

Performance Criteria shall be subject to adjustment to exclude the impact of any of the following events or occurrences which the Compensation Committee determines should appropriately be excluded: (i) any amounts accrued by the Company or its subsidiaries pursuant to management bonus plans or cash profit sharing plans and related employer payroll taxes for the fiscal year; (ii) any discretionary or matching contributions made to a savings and deferred profit-sharing plan or deferred compensation plan for the fiscal year; (iii) asset write-downs; (iv) litigation, claims, judgments or settlements; (v) the effect of changes in tax law or other such laws or regulations affecting reported results; (vi) accruals for reorganization and restructuring programs; (vii) any extraordinary, unusual or nonrecurring items as described in the Accounting Standards Codification Topic 225, as the same may be amended or superseded from time to time; (viii) any change in accounting principle as defined in the Accounting Standards Codification Topic 250, as the same may be amended or superseded from time to time; (ix) any loss from a discontinued operation as described in the Accounting Standards Codification Topic 360, as the same may be amended or superseded from time to time; (x) goodwill impairment charges; (xi) operating results for any business acquired during a specified year; (xii) third-party expenses associated with any acquisition by the Company or any subsidiary; (xiii) items that the Board has determined do not represent core operations of the Company, specifically including, but not limited to, interest expenses, taxes, depreciation and amortization charges; (xiv) marked-to-market adjustments for financial instruments; (xv) impairment to assets; and (xvi) any other extraordinary events or occurrences identified by the Compensation Committee, including, but not limited to, such items described in management's discussion and analysis of financial condition and results of operations or the financial statements and notes thereto appearing in the Company's annual report to shareholders for the applicable year.

The benefits provided under the Amended Plan are intended to be exempt from coverage under Section 409A of the Code. However, to the extent any benefits paid under the Plan are subject to the provisions of Section 409A of the Code, the award will be interpreted and construed in a manner necessary in order to comply with Section 409A or an exception thereto.

The awards, if any, that will be made to eligible persons under the Amended Plan are subject to the discretion of the Compensation Committee and are dependent on the attainment of performance goals and, therefore, we cannot currently determine the benefits that may be granted or paid in the future to our executive officers, employees and directors under the Amended Plan.

The Board recommends a vote "FOR" the approval of the material terms of the Amended Plan.

OTHER MATTERS

The Company knows of no other matters that will be presented for consideration at the annual meeting. If any other matters properly come before the annual meeting, it is the intention of the persons named in the Proxy to vote the shares they represent as the Board may recommend. Discretionary authority with respect to such other matters is granted by the execution of the Proxy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our common stock as of May 14, 2013 by:

- The stockholders we know to beneficially own more than 5% of our outstanding common stock;
- Each director named in this proxy statement;
- Each executive officer named in the Summary Compensation Table included in this proxy statement; and
- All of our directors and executive officers as a group.

The Company's common stock is the only class of voting securities issued by the Company. Unless otherwise indicated in the footnotes, the beneficial owner has sole voting and investment power with respect to the securities beneficially owned, subject only to community property laws, if applicable.

Beneficial Owner	**Shares Beneficially Owned**	
	Number	**Percent**[1]
5% or Greater Stockholders:		
Blackrock, Inc.[2] 40 East 52nd Street New York, NY 10022	5,131,833	8.10%
The Vanguard Group, Inc.[3] 100 Vanguard Blvd. Malvern, PA 19355	3,892,156	6.14%
Directors and Named Executive Officers:		
Jason P. Rhode, President, Chief Executive Officer and Director[4]	886,263	1.4%
Scott A. Anderson, Senior Vice President and General Manager, Mixed-Signal Audio Products[5]	245,715	*
Thurman K. Case, Vice President and Chief Financial Officer[6]	186,517	*
Gregory Scott Thomas, Vice President, General Counsel, and Corporate Secretary[7]	157,426	*
Tom Stein, Vice President and General Manager, EXL Division[8]	114,274	*
John C. Carter, Director[9]	60,520	*
Timothy R. Dehne, Director[10]	51,274	*
Alan R. Schuele, Director[11]	27,735	*
Susan Wang, Director[12]	17,735	*
William D. Sherman, Director[13]	5,311	*
All current directors and executive officers as a group (13 persons)[14]	1,986,754	3.04%

* Less than 1% of the outstanding common stock

(1) Percentage ownership is based on 63,366,959 shares of common stock issued and outstanding on May 14, 2013. Shares of common stock issuable under stock options that are currently exercisable or will become exercisable within 60 days after May 14, 2013, and shares of common stock subject to restricted stock units ("RSUs") that will vest and be issued within 60 days after May 14, 2013, are deemed to be outstanding and beneficially owned by the person holding such options or RSUs for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed outstanding for computing the percentage of any other person or group. This table does not include options or RSUs that vest more than 60 days after May 14, 2013.

(2) Based on a Schedule 13G filed with the SEC on February 8, 2013, Blackrock Inc. is the beneficial owner and has sole voting power for 5,131,833 shares.
(3) Based on a Schedule 13G filed with the SEC on February 12, 2013, The Vanguard Group Inc. is the beneficial owner of 3,892,156 shares, with sole voting power as to 90,800 shares, sole dispositive power as to 3,804,356 shares, and shared dispositive power as to 87,800 shares.
(4) Includes 862,451 shares issuable upon exercise of options held by Dr. Rhode and 23,812 shares held directly.
(5) Includes 225,715 shares issuable upon exercise of options held by Mr. Anderson and 20,000 shares held directly.
(6) Includes 185,637 shares issuable upon exercise of options held by Mr. Case and 880 shares held directly.
(7) Includes 145,259 shares issuable upon exercise of options held by Mr. Thomas and 12,167 shares held directly.
(8) Includes 114,274 shares issuable upon exercise of options held by Mr. Stein.
(9) Includes 54,166 shares issuable upon exercise of options held by Mr. Carter and 6,354 shares held directly.
(10) Includes 34,166 shares issuable upon exercise of options held by Mr. Dehne and 17,108 shares held directly.
(11) Includes 5,942 shares issuable upon exercise of options held by Mr. Schuele and 21,793 shares held directly.
(12) Includes 12,424 shares issuable upon exercise of options held by Ms. Wang and 5,311 shares held directly.
(13) All shares are directly held.
(14) Includes options held by all executive officers and directors to purchase an aggregate of 1,874,018 shares of our Common Stock that are exercisable within 60 days of May 14, 2013.

EXECUTIVE OFFICERS

Scott A. Anderson – Senior Vice President and General Manager, Mixed-Signal Audio Products
Mr. Anderson, age 59, was appointed Senior Vice President and General Manager, Mixed-Signal Audio Products, in October 2007. Prior to joining the Company, Mr. Anderson served as the President and Chief Operating Officer of Freescale Semiconductor between March 2004 and February 2005, and as President and Chief Executive Officer of Motorola Semiconductor Products Sector ("SPS") between February 2003 and December 2003.

Jo-Dee M. Benson – Vice President, Chief Culture Officer
Ms. Benson, age 53, was appointed Vice President, Chief Culture Officer, as of July 2011. Previously, she had served as Vice President, Corporate Marketing Communications and Human Resources since 2005.

Randy Carlson – Vice President of Supply Chain
Mr. Carlson, age 47, was appointed Vice President of Supply Chain in February 2010. Mr. Carlson previously worked as Director of Supply Chain between May 2008 and February 2010. Prior to joining the Company in May 2008, Mr. Carlson held various management positions at STATS ChipPAC between 2003 and April 2008.

Thurman K. Case – Vice President, Chief Financial Officer and Principal Accounting Officer
Mr. Case, age 56, was appointed Chief Financial Officer ("CFO") on February 14, 2007. He joined the Company in October 2000 and was appointed Vice President, Treasurer, Financial Planning & Analysis, in September 2004. Prior to being appointed to his current position, Mr. Case served as Vice President, Finance between June 2002 and September 2004, and as Director of Finance between October 2000 and June 2002.

Jason P. Rhode – President and Chief Executive Officer, and Director Nominee
Dr. Rhode, age 43, was appointed President and CEO of the Company in May 2007. Dr. Rhode joined the Company in 1995 and served in various engineering positions until he became Director of Marketing for analog and mixed-signal products in November 2002. He was appointed Vice President, General Manager, Mixed-Signal Audio Products, in December 2004, a role he served in until his appointment as President and CEO.

Thomas Stein – Vice President and General Manager, EXL Products
Mr. Stein, age 41, became Vice President and General Manager of the Company's Energy, Exploration, and Lighting ("EXL") group in September 2008. Prior to September 2008, Mr. Stein held various leadership positions in sales and marketing since joining the Company in 1995.

Gregory Scott Thomas – Vice President, General Counsel and Corporate Secretary
Mr. Thomas, age 47, was appointed Vice President, General Counsel and Corporate Secretary in December 2003. He joined the Company in December 2000 as Vice President and Associate General Counsel, Intellectual Property.

Timothy R. Turk – Vice President, Worldwide Sales
Mr. Turk, age 56, was appointed Vice President, Worldwide Sales in August 2007. Prior to joining the Company, Mr. Turk was Vice President of Sales at Avnera Corporation. Mr. Turk also served 20 years in sales and operations with Cypress Semiconductor, including as Vice President of Worldwide Sales and Sales Operations from 2004 through 2006.

COMPENSATION DISCUSSION AND ANALYSIS

The purpose of this Compensation Discussion and Analysis is to explain the Compensation Committee's philosophy for determining the compensation program for the Company's Chief Executive Officer ("CEO"), Chief Financial Officer and the three other most highly compensated executive officers (the "Named Executive Officers") for fiscal year 2013 and to discuss why and how the fiscal year 2013 compensation decisions for these executives were reached. As used in this Compensation Discussion and Analysis, all references to the 2013 fiscal year are applicable to the time period that began on April 1, 2012 and ended on March 30, 2013. Following this discussion are tables that include compensation information for the Named Executive Officers. This analysis contains descriptions of various employee compensation and benefit plans. These descriptions are qualified in their entirety by reference to the full text or detailed descriptions of the plans that are filed as exhibits to the Company's 2013 Annual Report on Form 10-K for the 2013 fiscal year.

The Named Executive Officers for fiscal year 2013 were as follows:

- Jason P. Rhode, President and Chief Executive Officer;
- Thurman K. Case, Vice President, Chief Financial Officer and Principal Accounting Officer;
- Scott A. Anderson, Senior Vice President and General Manager, Mixed-Signal Audio Division;
- Gregory S. Thomas, Vice President, General Counsel and Corporate Secretary; and
- Thomas Stein, Vice President and General Manager, EXL Division.

As discussed above, the Compensation Committee reviews and approves base salaries and other matters relating to executive compensation, and administers the Company's stock incentive plans, including reviewing and granting stock incentive awards to our executive officers and other employees and reviewing and approving policies and procedures for granting awards under these plans.

Executive Summary. Cirrus Logic is committed to paying executive officers based on Company and individual performance. A large portion of each executive officer's compensation is based on the achievement of short-term and long-term profitable growth of the Company. For fiscal year 2013, the Compensation Committee did not make any significant adjustments to the structure of the Company's executive compensation program.

The Compensation Committee believes that the compensation paid to our executive officers as reflected in this Proxy Statement is fully supported by the Company's performance over relevant time periods. For the four quarters preceding the Company's annual review of executive compensation in July 2012, Cirrus Logic delivered strong results. Cirrus Logic's total shareholder return and revenue growth were positioned at or near the top of the Proxy Group (as defined in the section *"Competitive Positioning Information")* over the previous four quarters. In addition, over the previous three-year period, Cirrus Logic's total shareholder return and revenue growth were also positioned at or near the top of the Proxy Group. In view of this performance, the Company's executive officers earned payments under the Company's 2007 Management and Key Individual Contributor Incentive Plan (the "Incentive Plan") of approximately 250% of each individual's target bonus for the first and second semi-annual pay-out periods in fiscal year 2013. See "*Executive Compensation Review for Fiscal Year 2013 — Annual Cash Incentive Awards*" at page 30. In addition, the Company granted equity awards to executive officers in fiscal year 2013 that resulted in many of the officers receiving a target total direct compensation opportunity above the 50th percentile of the competitive market. The Committee determined that the size of these awards was warranted based on the Company's overall financial and operational performance and recent stock price increases of the Company in the preceding 12 months. See "*Executive Compensation Review for Fiscal Year 2013 — Long Term Incentives*" at page 33.

General Philosophy. We provide our executive officers with compensation opportunities that are based upon their personal performance, the financial performance of the Company, and their contribution to that performance, through a mix of base salary, annual cash incentive awards, and equity compensation. These opportunities are designed to attract and retain highly skilled individuals, and to align management's incentives with the long-term interests of our stockholders.

We believe that the amounts payable under the compensation program for our executive officers should reflect the Company's performance and the value created for our stockholders. In addition, the compensation program should balance the short- and long-term strategic goals and objectives of the Company and reward individual contribution to the Company's success. We are engaged in a very competitive industry, and the Company's success depends on its ability to attract and retain qualified executives through the competitive compensation packages we offer to these individuals.

Advisory Vote on Executive Compensation. We conducted our second stockholder advisory vote on executive compensation at our 2012 Annual Meeting of Stockholders. While this vote was not binding on the Company, we believe that it is important for our stockholders to have an opportunity to vote on the compensation of our Named Executive Officers on an annual basis as a means to express their views regarding our executive compensation philosophy, our compensation policies and programs, and our decisions regarding executive compensation, all as disclosed in our proxy statements. Our Board of Directors and the Compensation Committee value the opinions of our stockholders and, to the extent that there is any significant vote against the compensation of our Named Executive Officers as disclosed in this Proxy Statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

At the 2012 Annual Meeting of Stockholders, more than 97% of the votes cast on the advisory vote on executive compensation proposal were voted in favor of our Named Executive Officers' compensation as disclosed in the Proxy Statement, and as a result, our Named Executive Officers' compensation was approved. The Compensation Committee reviewed the final vote results and determined that, given the significant level of support, no changes to our executive compensation policies and decisions were necessary in light of these results.

We have determined that our stockholders should have the opportunity to cast an advisory vote on executive compensation each year, consistent with the preference expressed by our stockholders at the 2011 Annual Meeting of Stockholders. For more information, see *"Proposal No. 3 — Advisory Vote to Approve Named Executive Officer Compensation."*

Target Total Direct Compensation. The Compensation Committee annually reviews and establishes each executive officer's target total direct compensation package. The Compensation Committee considers a broad range of facts and circumstances in setting executive compensation, including Company performance, individual performance, external pay practices of peer companies, the strategic importance of the executive officer's position, as well as internal pay equity and the executive officer's time in the position. The weight given to each of these factors by the Compensation Committee may differ from year to year, and among the individual executive officers. The Company's executive compensation program is heavily weighted toward performance-based compensation that rewards achievement of short-term and long-term corporate goals and objectives. In setting target total direct compensation for our executive officers, the Compensation Committee seeks to strike a balance between providing compensation that is competitive with the compensation paid to executives of peer companies, while ensuring that a significant percentage of compensation is coupled to Company performance, individual performance, and stock price appreciation. Please see "*Elements of Compensation and Target Market Positioning*" for additional information regarding the target total direct compensation for our Named Executive Officers.

Use of a Compensation Consultant. To support the Compensation Committee in fulfilling its duties, the Compensation Committee has retained an external compensation consultant to assist with its design and evaluation of CEO, executive officer, and director compensation. Pursuant to its charter, the Compensation Committee is authorized to retain and terminate any consultant, as well as approve the consultant's fees and other terms of retention.

During fiscal year 2013, the Compensation Committee retained Compensia, Inc. ("Compensia") to provide executive and director compensation consulting services. At the direction of the Compensation Committee, Compensia performed a comprehensive review of our CEO's and other executive officers' compensation. In addition to a complete review of executive compensation, Compensia reviewed, developed and proposed a compensation peer group to use for purposes of analyzing executive and director compensation. Compensia further reviewed the Company's Incentive Plan and provided analysis of management's recommendations in setting the performance criteria under that plan for fiscal year 2013.

As required by the NASDAQ listing standards effective July 1, 2013, the Compensation Committee performed an independence assessment of Compensia. The Committee determined that Compensia should be considered independent based on the following factors:

- Compensia provided no services to the Company other than its work for the Compensation Committee;
- The fees paid to Compensia by the Company were less than 1% of Compensia's revenues for the year;
- Compensia has developed and provided to the Company a Conflict of Interest Policy;
- The advisers from Compensia have no business or personal relationship with any members of the Company's Compensation Committee or the Company's executive officers; and
- None of the advisers from Compensia own any shares of the Company's stock.

Accordingly, the Compensation Committee determined that the services provided by Compensia to the Compensation Committee for fiscal year 2013 did not give rise to any conflicts of interest.

Competitive Positioning Information. To aid the Compensation Committee's annual executive compensation review, Compensia prepared a compensation assessment of the Company's executive compensation program. The assessment was based on market data obtained from the Radford High Technology Executive Compensation Survey specific to companies in the semiconductor industry with revenues of $200 million to $1 billion per year (the ''Survey Group''), and publicly-available data gathered from a group of specific companies that are considered comparable to the Company (the "Proxy Group"). The Proxy Group generally consists of public companies located in the United States in the semiconductor industry that are similar in size (as measured by revenue and market capitalization) and share common characteristics with the Company, including location and similarity of business model and product lines. In determining the Proxy Group, the Compensation Committee also considered whether a proposed peer was historically in the Company's peer group to maintain some consistency in the executive compensation analysis on a year-over-year basis. Finally, the Compensation Committee also considered the likelihood that the Company would compete with the other company for executive talent when selecting the companies for the Proxy Group.

In the spring of 2012, based on these criteria, and with input from the Board of Directors on companies to consider including in the Proxy Group, Compensia reviewed the then-existing Proxy Group and recommended no changes other than the removal of Net Logic Microsystems, Inc., which had been acquired earlier in the year. After reviewing Compensia's recommendations, the Compensation

Committee approved the following group of 16 companies for the Proxy Group: Applied Micro Circuits Corp.; Cavium Networks, Inc.; Hittite Microwave Corp.; Integrated Device Technology, Inc.; Intersil Corp.; Micrel, Inc.; Microsemi Corp.; Monolithic Power Systems Inc.; OmniVision Technologies Inc.; PMC-Sierra, Inc.; Power Integrations, Inc.; Semtech Corp.; Silicon Image, Inc.; Silicon Laboratories, Inc.; Standard Microsystems Corp.; and TriQuint Semiconductor, Inc.

From the data derived from the Survey Group and the Proxy Group, Compensia developed market composite data for each executive officer reflecting a blend of the data from each group (the "Market Composite Data"). In some cases, Proxy Group data was not available for an executive officer and Compensia's analysis and subsequent compensation recommendations were based solely on Survey Group data. The Compensation Committee examined this compensation data along with Compensia's recommendations and set each executive officer's compensation, including each Named Executive Officer's compensation, with the intent of establishing competitive compensation levels.

Role of Executive Officers in Establishing Compensation. Our Human Resources and Legal departments support the Compensation Committee in its work and in fulfilling various functions in administering our compensation programs. This support generally consists of assistance with providing Survey Group data, proposals of potential ranges of various components of compensation for our executive officers, and information regarding available shares under the Company's equity incentive plan. Regular meetings of the Compensation Committee are generally attended by our CEO, Chief Culture Officer, and our General Counsel. Because each of the Company's executive officers (other than the CEO) reports directly to the CEO, the Compensation Committee relies upon input and recommendations from our CEO in determining an executive officer's compensation. The Compensation Committee considers and sets the compensation of our CEO when no members of management are present. In addition, members of management are not present while their specific compensation is being discussed and determined.

Elements of Compensation and Target Market Positioning. Each executive officer's compensation package is comprised of the following elements: (i) base salary that is competitive with the market and reflects individual performance, (ii) annual cash incentive awards tied to the Company's achievement of specific performance objectives, (iii) long-term incentives in the form of equity awards designed to strengthen the mutuality of interests between the executive officers and the Company's stockholders, (iv) other benefits that are generally available to the Company's employees, including a 401(k) plan and medical, vision, and dental plans, and (v) post-employment compensation.

In general, we have attempted to establish a strong relationship between total cash compensation, the Company's performance, and individual executive performance, by targeting base salaries at approximately the 50th percentile of the Market Composite Data, and by providing additional incentive opportunities so that the target total cash compensation (base salary plus target annual cash incentive compensation) approaches the 50th percentile level, with the potential to earn in the 75th percentile level or more for higher levels of performance.

We also provide additional long-term incentives in the form of equity awards so that an executive officer's target total direct compensation opportunity is set at or near the 50th percentile level (i.e., the size of the equity award is a function of the difference between the 50th percentile target total direct compensation and the 50th percentile of target total cash compensation). These percentages are intended as guidelines for evaluating and establishing each executive officer's compensation and are not applied on a rigid or formulaic basis. The Compensation Committee exercises sole discretion over each executive officer's total compensation package.

Executive officers may also receive 401(k) retirement and health and welfare benefits that are generally available to all employees of the Company. In addition, executive officers are also eligible to

receive certain severance payments and benefits upon termination of their employment other than for cause, as further described in the sections of this Proxy Statement entitled "*Post-Employment Compensation*" and "*Potential Payments upon a Termination or Change of Control.*"

Executive Compensation Review for Fiscal Year 2013. Each year, the Compensation Committee reviews our executive officers' compensation at a regularly scheduled Committee meeting in September. At that time, the Compensation Committee also reviews the Company's performance as compared to the Proxy Group. As part of the review, the Compensation Committee considers any changes to an executive officer's base salary or target amounts for his or her annual cash incentive awards. The Compensation Committee further considers any annual equity awards for our executive officers. The timing of the annual executive compensation review and any proposed equity awards is aligned with the Company's annual grant of equity awards to our key employees, which has historically occurred in October each year.

Base Salary

The base salary for each executive officer is designed to be commensurate with the salary levels for comparable positions within the Survey Group and Proxy Group, to reflect each individual's personal performance during the year, to take into consideration the individual's responsibilities within the Company, and to be consistent with our internal salary alignment. The relative weight given to each factor varies with each executive officer and is within the discretion of the Compensation Committee. In setting base salaries, the Compensation Committee reviews (i) the Market Composite Data; (ii) the recommendations of our CEO; and (iii) each executive officer's personal performance for the year. The Company's profitability and operational performance may also be factors in determining the base salaries of our executive officers. The Compensation Committee uses a largely discretionary approach for determining any adjustment to an individual executive officer's base salary and looks collectively at all of these factors. Ultimately, the decision to adjust an executive officer's base salary is subjective and made in the sole discretion of the Compensation Committee.

In September 2012, the Compensation Committee increased our CEO's annual base salary from $475,000 (slightly below the 50th percentile of the Market Composite Data for Chief Executive Officers) to $525,000 (slightly above the 50th percentile of the Market Composite Data for Chief Executive Officers). The Compensation Committee decided to increase the CEO's base salary based on the Company's performance in the previous 12 months and its assessment of the competitive market base salary for positions of similar scope and responsibility.

At its meeting in September 2012, the Compensation Committee also reviewed the compensation of our other executive officers, including our other Named Executive Officers. Based on this review, the Compensation Committee concluded that the base salary levels of our other executive officers, including our Named Executive Officers, approximated the 25th percentile of the competitive market, primarily due to past base salary decisions being taken with reference to compensation data based on companies in a lower revenue range. In view of the lower overall market positioning of their base salaries and the recent financial performance of the Company, the Compensation Committee increased the overall base salaries of our executive officers (other than our CEO) by an aggregate of approximately 7% from the previous fiscal year. In general, these adjustments were intended to recognize the performance of certain executive officers during the previous year and to move certain executive officers' base salaries toward the 50th percentile of the Market Composite Data for base salary levels of executives in similar positions.

Annual Cash Incentive Awards

In fiscal year 2013, our executive officers, including our Named Executive Officers, participated in the Company's Incentive Plan. The Incentive Plan is designed to provide employees who are in

management or leadership positions in the Company, or who are key individual contributors whose efforts potentially have a material impact on the Company's performance, with incentives to improve the Company's performance through the achievement of pre-established financial goals.

Pursuant to the Incentive Plan, participants are eligible to earn semi-annual cash bonus payments. For fiscal year 2013, the Incentive Plan sets our CEO's target bonus for each semi-annual performance period at 50% of his annual base salary, and sets certain other executive officers' target bonuses for each semi-annual performance period, including the target bonuses of the other Named Executive Officers, at 25% of their annual base salary. Payments are determined based on the achievement of certain internal company performance target levels for operating profit margin and revenue growth, which are set by the Compensation Committee prior to the commencement of each semi-annual performance period. For purposes of the Incentive Plan, "Operating Profit Margin" is defined as the Company's consolidated GAAP operating income excluding Incentive Plan and other bonus accruals and any non-recurring items such as gains on sales of assets not otherwise included in revenue, losses on sales of assets, restructuring charges, merger-related costs including amortization or impairments of acquisition-related intangible assets, deferred tax adjustments, stock compensation expense, asset write-offs, write-downs, and impairment charges, and such other items as the Compensation Committee may determine in its sole discretion.

These performance measures are designed to balance short-term and long-term financial and strategic objectives for building stockholder value and are further based on a review of the operating results of other peer companies and competitors, including the performance of the Proxy Group. The Compensation Committee sets the target levels for these performance measures so that participants will earn their target bonuses only if the Company's Operating Profit Margin and revenue growth goals are achieved during the measurement period. As designed, the Operating Profit Margin and revenue growth goals were intended by the Compensation Committee to be based on the Company's long-term strategic plan, not the Company's annual operating plan. The Incentive Plan further provides that no payments may be made unless a specified Operating Profit Margin threshold level is met. As opposed to the target levels for the Incentive Plan, typically the Compensation Committee has set the threshold levels for payments based in part on a review of the Company's annual operating plan along with current economic and market conditions.

In determining the amount of a bonus payment for an individual participant, the Incentive Plan provides that the Compensation Committee will establish a formula for each measurement period for determining the pay-out percentage (the "Incentive Plan Pay-Out Percentage") based on the actual performance of the Company relative to the target levels for each of the performance measures. The Incentive Plan further provides that payments may exceed the target pay-outs when the Company's financial performance exceeds the achievement of those performance target levels. Payments under the Incentive Plan may not exceed 250% of a participant's target bonus for any applicable performance period, and are further subject to a cap of 12% of the Company's non-GAAP operating profit on total payments under the Company's variable compensation plans. The Compensation Committee first instituted a cap in fiscal year 2010 because it determined that the proposed targets and thresholds under the Incentive Plan created a risk that a large percentage of the Company's operating profit for the period could be paid out as bonuses if the revenue growth of the Company continued to increase as anticipated. The Compensation Committee set the cap at 12% based on its desire to provide a reasonable payout for achieving the Company's performance target levels while maintaining a reasonable cap on payments under all of the Company's variable compensation plans. The Compensation Committee determined that the 12% cap was still appropriate for fiscal year 2013.

If a participant's employment with the Company is terminated by reason of death, disability, or termination of employment by the Company without cause during a semi-annual performance period,

then that participant will still receive the same payment under the Incentive Plan that he or she would have received if he or she were still employed on the last day of the semi-annual performance period, but such amount will be prorated based on the number of calendar days that the participant was employed with the Company during such performance period. If, in the event of a change of control of the Company, the Incentive Plan is not assumed or replaced with a comparable plan by the Company's successor, each participant under the Incentive Plan will receive a pro rata cash payment of his or her target bonus, based upon the number of calendar days completed in the current semi-annual performance period prior to the occurrence of the change of control. For more information, please see the section of this Proxy Statement entitled "*Potential Payments Upon a Termination or Change of Control.*"

For the first and second semi-annual performance periods in fiscal year 2013, the performance target levels for the two performance measures were set such that a participant would receive 100% of his or her target bonus if the Company achieved an Operating Profit Margin of 20% and annual revenue growth of 15% during the semi-annual performance period. Specifically, the formula for determining the Incentive Plan Pay-Out Percentage (for each semi-annual performance period) was set by the Compensation Committee as follows:

(1) The operating profit pay-out percentage was determined based on the Company's Operating Profit Margin for the semi-annual performance period. If the Company failed to achieve a threshold Operating Profit Margin of 10%, then no bonus payments would be made for the performance period.

(2) At the threshold Operating Profit Margin of 10%, the operating profit pay-out percentage would be 25%. At the target Operating Profit Margin of 20%, the operating profit pay-out percentage would be 100%. For Operating Profit Margin performance between the threshold level of 10% and the target level of 20%, the operating profit percentage pay-out would be determined by using straight-line interpolation between the threshold and target levels. For example, if the Company achieved an Operating Profit Margin of 16%, the operating profit pay-out percentage would be calculated as 70% (25% + (3/5 x 75%)).

(3) For performance above the target Operating Profit Margin of 20%, the operating profit pay-out percentage would increase linearly by 10% for each percentage point of Operating Profit Margin in excess of 20%. For example, if the Company achieved an Operating Profit Margin of 25%, the operating profit pay-out percentage would be calculated as 150% (100% + (5 x 10%)).

(4) Once the operating profit pay-out percentage is determined, the Incentive Plan Pay-out Percentage was calculated by multiplying the operating profit percentage by a revenue growth multiplier.

(5) For fiscal year 2013, the revenue growth multiplier was set at 50% for revenue growth below 5% and 100% for target revenue growth of 15%. For revenue growth performance between 5% and 15%, the revenue growth multiplier would be determined using straight-line interpolation between these points. For example, if the Company achieved 10% revenue growth during the period, the revenue growth multiplier would be calculated as 75% (50% + (5/10 x 50%)).

(6) For performance levels above the target revenue growth of 15%, the revenue growth multiplier would increase linearly by 5% for each percentage point of revenue growth in excess of 15%. For example, if the Company achieved annual revenue growth of 20% in the relevant period, the revenue growth multiplier would be calculated as 125% (100% + (5% x 5)).

As a result of the Company's performance in the first half of fiscal year 2013, our executive officers, including our Named Executive Officers, earned payments of 250% of each individual's target bonus for the semi-annual performance period. The Incentive Plan Pay-out Percentage for the first half of fiscal year 2013 was calculated based on an Operating Profit Margin of 27% (21% on a GAAP basis) and revenue growth of 51%.

As a result of the Company's performance in the second half of fiscal year 2013, our executive officers, including our Named Executive Officers, earned payments of 250% of each individual's target bonus for the semi-annual performance period. The Incentive Plan Pay-out Percentage for the second half of fiscal year 2013 was calculated based on an Operating Profit Margin of 32% (27% on a GAAP basis) and revenue growth of 122%.

A reconciliation of the Company's GAAP operating profit margin to the Operating Profit Margin used in the Company's Incentive Plan calculations is included as an annex to this Proxy Statement. Following the end of fiscal year 2013, the Company amended the Incentive Plan as described in this Proxy Statement under "Proposal No. 4: Approval of Material Terms of Amended 2007 Management and Key Individual Contributor Incentive Plan."

Long-Term Incentives

We provide long-term incentive opportunities in the form of equity awards to motivate and reward our executive officers, including our Named Executive Officers, for their contributions to achieving our business objectives by tying incentives to the performance of the Company's common stock over the long term. The use of equity further reinforces the link between the interests of our executive officers and our stockholders. Generally, equity awards are made annually by the Compensation Committee to each of our executive officers under our 2006 Equity Incentive Plan.

Prior to fiscal year 2010, we used stock options as our principal long-term incentive vehicle because of our belief that there was a near universal expectation by employees and executive officers in our industry that they would receive stock option grants. Options have provided an effective compensation opportunity for companies, like ours, focused on growth. Options are designed to align the interests of our executive officers and employees with those of our stockholders and provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. Each option award enables the recipient to purchase shares of the Company's common stock at a fixed price per share (the market price of the Company's common stock on the grant date) over a specified period of time (up to ten years). Each option becomes exercisable in a series of installments over a specified period, contingent upon the recipient's continued employment with the Company. Accordingly, the options provide a potential return to the employee or executive officer only if he or she remains employed by the Company during the vesting period, and then only if the market price of the Company's common stock appreciates over the option term.

In September 2010, the Compensation Committee moved to a long-term incentive framework based on an award mix of 50% stock options and 50% time-vested restricted stock unit awards ("RSUs") based on the aggregate grant date fair value of the awards. This award mix remains consistent with the Company's Proxy Group practices in which stock options are commonly used in combination with full value awards with time or performance-based vesting. The decision to use time-vested RSUs balances the benefits of stock options with the executive retention and stockholder dilution benefits that RSUs provide. In particular, the Compensation Committee believes that the use of time-vested RSUs with a three-year "cliff" vesting condition helps further our retention objectives by encouraging our executive officers to remain with the Company and fully execute our long-term strategies, which generally take a number of years to be fully implemented and reflected in our financial performance. And because RSUs are typically granted at a lower number of shares than an equivalent option grant, the dilutive

impact of our long-term incentive awards as a whole is reduced by using a mix of these two types of equity vehicles.

As discussed above, the Compensation Committee's long-term incentive compensation philosophy is to grant awards to our executive officers that position target total direct compensation approximately at the market 50th percentile. The Compensation Committee also takes into account the number and current unrealized value of outstanding options held by each executive officer to maintain an appropriate level of equity-based incentive for that individual. The Compensation Committee further considers the Company's current equity burn rate and dilution in setting the amount of equity available for grant to our executive officers. The size of the equity award to each executive officer is set by the Compensation Committee at a level that is intended to create a meaningful opportunity for stock price appreciation based upon the individual's position with the Company, current performance, anticipated future contribution based on that performance, and ability to affect corporate and/or business unit results. The Compensation Committee uses a largely discretionary approach for determining the value of the equity awards awarded to an individual executive officer and looks collectively at all of these factors. Ultimately, the decision with respect to the size of these equity awards is subjective and made in the sole discretion of the Compensation Committee.

For fiscal year 2013, based on Compensia's analysis of competitive market practices, and the other relevant factors summarized above, the Compensation Committee approved the grant of a mix of options and RSUs to our executive officers in conjunction with the Company's annual review of equity awards for all employees. The equity awards were granted on the Company's Monthly Grant Date (as defined below under "*Equity Award Practices and Timing*") in October 2012. The Company granted equity awards to our executive officers in fiscal year 2013 that resulted in our executive officers receiving, when combined with their other pay components, a target total direct compensation opportunity above the 50th percentile level. Although the relevant weight given to the factors considered in determining the size of the equity awards granted to each executive officer varied from individual to individual, generally the Compensation Committee determined that our executive officers should receive awards with values above the 50th percentile level in view of the Company's overall performance and recent increases in the market price of the Company's stock. More specifically, the Compensation Committee believed that the size of the awards was appropriate because although greater in value from previous years due to the strong performance of the Company's stock price, these awards were significantly smaller in terms of the number of options and RSUs than awards granted in previous years.

Equity Award Practices and Timing

The Compensation Committee has implemented a process whereby new employee equity awards and special stock awards are granted and priced on the first Wednesday of each calendar month (the "Monthly Grant Date"). The purpose of this process is to minimize the administrative burdens that would be created with multiple monthly grant dates and to ensure that all required approvals are obtained on or before the Monthly Grant Date. If the Monthly Grant Date occurs on a Company holiday, or on other days that the Company or Nasdaq is closed for business, the Monthly Grant Date will be the next regularly scheduled business day. The Compensation Committee does not have any program, plan or practice to time option grants or other stock awards to our executive officers in coordination with the release of material non-public information.

Perquisites and Other Benefits

All of our employees, including our executive officers, are eligible to participate in the Company's welfare and health benefit programs, including our 401(k) plan; medical, vision and dental plans; and certain other standard employee benefit plans. The Cirrus Logic, Inc. 401(k) Plan is a tax-qualified

profit sharing and Section 401(k) plan. Under the plan, we match 50% of up to the first 6% of an employee's pre-tax deferrals, subject to the IRS compensation limits.

Our CEO and other executive officers participate in these welfare and health benefit programs to the same extent as all other salaried employees based in the United States. Although perquisites are not a material part of our compensation programs for executive officers and are generally not provided, we do reimburse up to $500 for an annual physical examination for each of our executive officers to the extent the physical examination is not covered under our standard health care plans.

Post-Employment Compensation

We do not maintain separate individual employment, severance, or change of control agreements with our Named Executive Officers; however, on July 26, 2007, after a review of other companies' practices with respect to management severance plans, the Compensation Committee approved and adopted an Executive Severance and Change of Control Plan (the "2007 Severance Plan"). The 2007 Severance Plan provides certain payments and other benefits to eligible executive officers ("Eligible Executives"), including each of our Named Executive Officers, whose employment is involuntarily terminated by the Company (other than for cause) or whose employment terminates following a change of control of the Company. The 2007 Severance Plan became effective on October 1, 2007.

The 2007 Severance Plan provides that, in the event of an Eligible Executive's termination of employment without cause, he or she is eligible to receive: (i) a continuation of base salary for a period of up to six months (up to 12 months for our CEO) following termination, and (ii) payment in full of a reasonable estimate of COBRA premiums for three months of continued health care coverage.

The 2007 Severance Plan further provides that, if an Eligible Executive's employment is terminated within 12 months following a change in control of the Company, either by the Company without cause or by the Eligible Executive for good reason, the Eligible Executive is eligible to receive (in lieu of the payments and benefits described above): (i) a lump sum payment equal to 12 months' base salary, (ii) acceleration in full of any unvested stock options or any other securities or similar incentive awards that have been granted or issued to the Eligible Executive as of the employment termination date, and (iii) payment in full of a reasonable estimate of COBRA premiums for 12 months. In addition, the Eligible Executive will have six months from the employment termination date to exercise any vested options.

The 2007 Severance Plan may not be amended or terminated without the consent of any Eligible Executive during the one year prior to or following the occurrence of a change in control of the Company, if such amendment would be adverse to the interest of such Eligible Executive. In order to receive severance payments and benefits under the 2007 Severance Plan, an Eligible Executive must execute a general release of all claims against the Company. Additional details and specific terms of the Severance Plan are set forth in the section of this Proxy Statement entitled *"Potential Payments upon Termination or Change in Control."*

We maintain the 2007 Severance Plan because we believe it is consistent with the practices of peer companies and helps ensure that we are able to attract and retain top talent. Further, we believe that our plan provides a level of stability to Eligible Executives during volatile business conditions that have historically existed in our industry so that they remain focused on their responsibilities and the long-term interests of the Company during such times. The 2007 Severance Plan provides for "double-trigger" rather than "single-trigger" payment and benefits in the event of a change of control of the Company. In other words, payments to an Eligible Executive are contingent upon an involuntarily termination of employment following a change of control. This plan design is intended to provide a level of security to Eligible Executives negotiating a transaction to avoid any misalignment with the

interests of our stockholders without resulting in a windfall to Eligible Executives who remain employed following such a transaction.

Policies Regarding Short Selling and Hedging Transactions

The Company prohibits directors, officers, and employees from investing in derivative securities based on or related to the Company's common stock or engaging in any short sale or hedging transactions involving the Company's common stock. This policy does not restrict the ownership of Company-granted equity awards, such as stock options, restricted stock, RSUs, or other equity awards issued by the Company.

Tax Considerations

Section 162(m) of the Internal Revenue Code disallows a tax deduction to publicly-held companies for compensation paid to our CEO and any of the three most highly compensated officers (other than the CEO and our principal financial officer) to the extent that compensation exceeds $1,000,000 per covered officer in any fiscal year. The limitation applies only to compensation that is not considered to be "performance-based compensation." Under the Treasury Regulations corresponding to Section 162(m) of the Internal Revenue Code, compensation received through the exercise of a stock option will not be subject to the $1,000,000 limit if it qualifies as "performance-based compensation" within the meaning of Section 162(m).

It is the Compensation Committee's objective, so long as it is reasonable and consistent with the Company's overall business, compensation, and retention objectives, to endeavor to design executive officer compensation programs that keep executive compensation deductible for federal income tax purposes. We structured our 2006 Equity Incentive Plan with the intention that stock options and full value awards with performance-based vesting may qualify for tax deductibility. However, in order to maintain flexibility in the compensation program, other forms of equity such as time-vested RSUs are available and do not qualify for tax deductibility to the extent a covered officer's compensation exceeds $1,000,000 in a fiscal year. In addition, although it is the Compensation Committee's preference to keep executive compensation deductible for federal income tax purposes when appropriate, our stockholders have not previously approved our Incentive Plan, or the performance goals under our Incentive Plan. Therefore, in the past, any payments under the Incentive Plan have not qualified as "performance-based compensation" under Section 162(m). In this Proxy Statement, we are requesting stockholder approval of the amended Incentive Plan as set forth in the section entitled *"Proposal 4 – Approval of Material Terms of Amended 2007 Management and Key Individual Contributor Incentive Plan."* If approved by our stockholders, future payments under our Incentive Plan will become eligible for deduction under Section 162(m).

In fiscal year 2013, the Company had a tax deduction disallowance under Section 162(m) of approximately $899,132 related to the compensation received by our CEO. This disallowance was the result of (1) the exercise of options that were granted prior to the adoption of the 2006 Equity Incentive Plan from plans that did not provide for awards that qualified as "performance-based compensation" for purposes of Section 162(m); and (2) the payments under the Incentive Plan.

Section 280G of the Internal Revenue Code disallows the deduction of any "excess parachute payment" paid in connection with certain events. A portion of amounts payable under the 2007 Severance Plan may constitute "excess parachute payments" to our executive officers. Accordingly, the 2007 Severance Plan provides for a modified Section 280G "cut back" pursuant to which payments and benefits under the 2007 Severance Plan will be reduced in the event such reduction produces a greater after-tax benefit to an executive officer. See "*Potential Payments Upon Termination* or *Change of Control*" at page 43.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board currently consists of Messrs. Carter, Dehne, Schuele, and Ms. Wang. None of our executive officers have ever served as a member of the board of directors or the compensation committee of another entity that has or has had, at the time of his service or during the same fiscal year, one or more executive officers serving as a member of the Company's Board or Compensation Committee. The members of the Compensation Committee are considered independent under the Company's Board of Directors and Compensation Committee independence standards as set forth in the Company's Corporate Governance Guidelines, which is included as an Exhibit D to this Proxy Statement.

On July 26, 2012, the Board of Directors approved the formation of a subcommittee of Messrs. Carter and Dehne, and Ms. Wang (the "162(m) Subcommittee"). The Company formed the 162(m) Subcommittee because Mr. Schuele is not considered an "outside director" for purposes of Section 162(m) of the Internal Revenue Code due to his prior affiliation with Crystal Semiconductor, a company that we acquired in 1991. Since its formation, the 162(m) Subcommittee has approved all elements of performance-based compensation that require approval by a committee of "outside directors" in order for such compensation to qualify for deductibility under Section 162(m) and related regulations.

COMPENSATION COMMITTEE REPORT

We, the Compensation Committee of the Board of Directors, have reviewed and discussed the Compensation Discussion and Analysis ("CD&A") required by Item 402(b) of Regulation S-K with management of the Company. Based on such review and discussion, we have recommended to the Board of Directors that the CD&A be included as part of this Proxy Statement.

Submitted by the Compensation Committee of the Board of Directors:

Timothy R. Dehne, Chairman
John C. Carter
Alan R. Schuele
Susan Wang

CONSIDERATION OF RISK RELATED TO COMPENSATION PROGRAMS

The Compensation Committee structures our executive compensation program to provide incentives to appropriately reward our executive officers without undue risk taking. Our approach is similar for the compensation practices and polices applicable to all employees throughout the Company. Overall, we believe that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Company. In general, we attempt to align our compensation programs with the long-term interests of the Company and its stockholders and mitigate the likelihood of inducing excessive risk-taking behavior. More specifically, we believe the following program features and policies help to mitigate the likelihood of inducing excessive risk-taking behavior:

- The Company pays a mix of fixed and variable compensation, with variable compensation tied both to short-term objectives and the long-term value of our stock price.
- Our annual cash incentive program is based on a mix of bottom-line objectives (i.e., operating profit goals) and top-line objectives (e.g., revenue growth) in order to avoid the risk of excessive focus on one goal or performance measure.
- To prevent the risk that our annual cash incentive program pays bonuses despite weak short-term performance, no pay-out may occur without a threshold level of operating profit performance being met.
- The aggregate pay-out under our annual cash incentive program for our executive and leadership team is capped at a percentage of overall operating profit to prevent the risk of excessive pay-out of the Company's operating profit.
- The individual pay-out under our annual cash incentive program for our executive and leadership team is further capped so that no participant may receive a pay-out of greater than 250% of his or her target pay-out.
- Long-term incentives are awarded to our executive officers in the form of equity awards that vest over a significant period of time, typically three or four years. The vesting period is intended to align the interests of our executive officers with the long-term interests of stockholders and to provide an incentive for our executive officers to remain with the Company.
- Long-term incentives are typically granted annually so our executive officers will have unvested awards that may decrease in value if our business is not managed with long-term goals in mind.
- We use a mix of stock options and RSUs in order to create an overall long-term incentive package that aligns with stockholder interests, appropriately balances risk and performance, and provides competitive incentives for the purpose of executive retention.
- The Compensation Committee retains an independent compensation consultant and uses market data, when available, to inform our focus on pay for performance.

EXECUTIVE COMPENSATION TABLES

Fiscal Year 2013 Summary Compensation Table

The following table provides certain summary information concerning the compensation awarded to, earned by, or paid to our Named Executive Officers. The table sets forth compensation for services rendered by our Named Executive Officers for the fiscal years ended March 30, 2013, March 31, 2012, and March 26, 2011 as applicable.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards[1] ($) (e)	Option Awards[1] ($) (f)	Non-Equity Incentive Plan Compensation[2] ($) (g)	All Other Compensation ($) (i)	Total ($) (j)
Jason P. Rhode, President and Chief Executive Officer	2013	$500,000	$ —	$2,162,115	$1,169,700	$1,150,176	$ 9,003 [3]	$4,990,994
	2012	453,415	1,300 [4]	577,875	1,085,968	572,470	9,201 [5]	2,700,229
	2011	408,616	—	609,375	1,347,530	736,500	8,316 [6]	3,110,337
Thurman K. Case, Chief Financial Officer, Vice President of Finance and Treasurer	2013	$280,057	$ —	$ 389,900	$ 393,113	$ 327,029	$ 8,502 [7]	$1,398,601
	2012	263,943	—	192,625	201,106	202,105	8,525 [8]	868,304
	2011	250,701	—	203,125	246,595	301,044	9,083 [9]	1,010,548
Scott A. Anderson, Senior Vice President and General Manager, Mixed-Signal Audio Division	2013	$294,125	$ —	$ 467,880	$ 471,734	$ 342,934	$ 3,717 [10]	$1,580,390
	2012	279,293	—	269,675	281,548	211,935	3,275 [11]	1,045,726
	2011	275,000	13,750 [12]	284,375	352,216	330,000	2,692 [13]	1,258,033
Gregory S. Thomas, Vice President, General Counsel and Corporate Secretary	2013	$287,750	$ —	$ 389,900	$ 393,113	$ 339,604	$ 9,111 [14]	$1,419,478
	2012	280,500	15,000 [15]	231,150	241,326	209,877	9,184 [16]	987,037
	2011	277,560	8,750 [17]	260,000	322,356	333,163	8,410 [18]	1,210,239
Thomas Stein, Vice President and General Manager, EXL Division	2013	$248,775	$ —	$ 393,113	$ 389,900	$ 293,658	$ 7,230 [19]	$1,332,676
	2012	237,010	—	231,150	241,326	181,482	7,145 [20]	898,113
	2011	219,773	—	227,500	276,103	264,075	6,015 [21]	993,466

(1) The amounts reported in the "Stock Awards" and "Option Awards" columns show amounts that do not reflect compensation actually received by our Named Executive Officer, but represent the aggregate grant date fair value of all equity awards granted in fiscal year 2013 pursuant to FASB ASC Topic 718, excluding any assumptions regarding potential forfeitures. The assumptions underlying the calculation under FASB ASC Topic 718 are discussed under Note 11, Stockholders' Equity Compensation, in our Annual Report on Form 10-K for the fiscal year ended March 30, 2013.

(2) The amounts reported in this column represent the amounts earned under the Company's Incentive Plan, which is described in further detail in the "*Compensation Discussion and Analysis — Annual Cash Incentive Awards*" section of this Proxy Statement. Payments earned in the second semi-annual period of fiscal year 2013 are included in the table above for fiscal year 2013, but were paid in fiscal year 2014.

(3) This amount includes $7,771 in matched contributions under our 401(k) plan, $660 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Dr. Rhode, and $572 in tax gross ups paid to all employees of the Company with respect to the Company's long-term disability plan.

(4) This amount was awarded pursuant to the Company's Patent Incentive Program.

(5) This amount includes $7,923 in matched contributions under our 401(k) plan, $685 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Dr. Rhode, and $593 in tax gross ups paid to all employees of the Company with respect to the Company's long-term disability plan.

(6) This amount includes $7,534 in matched contributions under our 401(k) plan, $660 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Dr. Rhode, $121 in tax gross ups paid to all employees of the Company with respect to the Company's long term disability plan.

(7) This amount includes $5,336 in matched contributions under our 401(k) plan, $2,632 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Case, and $534 in tax gross ups paid to all employees of the Company with respect to the Company's long term disability plan.

(8) This amount includes $5,447 in matched contributions under our 401(k) plan, $2,557 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Case, and $521 in tax gross ups paid to all employees of the Company with respect to the Company's long-term disability plan.

(9) This amount includes $7,477 in matched contributions under our 401(k) plan, $1,504 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Case, and $102 in tax gross ups paid to all employees of the Company with respect to the Company's long term disability plan.
(10) This amount includes $3,162 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Anderson, and $555 in tax gross ups paid to all employees of the Company with respect to the Company's long term disability plan.
(11) This amount reflects $2,723 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Anderson, and $552 in tax gross ups paid to all employees of the Company with respect to the Company's long-term disability plan.
(12) This amount was awarded as a discretionary bonus in lieu of an annual base salary increase.
(13) This amount reflects $2,580 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Anderson, and $112 in tax gross ups paid to all employees of the Company with respect to the Company's long-term disability plan.
(14) This amount includes $7,617 in matched contributions under our 401(k) plan, $946 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Thomas, and $548 in tax gross ups paid to all employees of the Company with respect to the Company's long term disability plan.
(15) This amount was awarded as a discretionary bonus in lieu of an annual salary increase.
(16) This amount includes $7,674 in matched contributions under our 401(k) plan, $955 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Thomas, and $555 in tax gross ups paid to all employees of the Company with respect to the Company's long-term disability plan.
(17) This amount was awarded as a discretionary bonus in lieu of an annual base salary increase.
(18) This amount includes $7,388 in matched contributions under our 401(k) plan, $909 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Thomas, and $113 in tax gross ups paid to all employees of the Company with respect to the Company's long-term disability plan.
(19) This amount includes $6,219 in matched contributions under our 401(k) plan, $537 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Stein, and $474 in tax gross ups paid to all employees of the Company with respect to the Company's long-term disability plan.
(20) This amount includes $6,150 in matched contributions under our 401(k) plan, $527 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Stein, and $468 in tax gross ups paid to all employees of the Company with respect to the Company's long-term disability plan.
(21) This amount includes $5,494 in matched contributions under our 401(k) plan, $432 associated with the value of insurance premiums paid with respect to life insurance for the benefit of Mr. Stein, and $89 in tax gross ups paid to all employees of the Company with respect to the Company's long-term disability plan.

Fiscal Year 2013 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the fiscal year ended March 30, 2013, to our Named Executive Officers. All of the stock options and RSUs reflected in the table were granted under our 2006 Equity Incentive Plan. Each stock option has a maximum term of ten years, subject to earlier termination if the optionee's services are terminated. Unless noted, the exercisability of options vests with respect to 25% of the shares underlying the option one year after the date of grant and with respect to the remaining shares underlying the option thereafter in 36 equal monthly installments. The exercise price of each stock option is equal to the closing market price of the Company's common stock on the date of grant. The RSUs will vest with respect to 100% of the shares of the Company's common stock underlying the award on the third anniversary of the grant date. Holders of RSUs are not eligible to receive any dividends or dividend equivalents with respect to outstanding RSUs. Special accelerated vesting provisions applicable to the equity awards upon a Named Executive Officer's termination of employment or upon a change of control of the Company are described below under "*Potential Payments Upon Termination or Change of Control.*"

The amounts reported in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column set forth potential payouts under the Company's 2007 Management and Key Individual Contributor Incentive Plan, which is described further at page 30.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (1) (#)	All Other Option Awards: Number of Securities Underlying Options (1) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (3)
			Threshold ($)	Target ($)	Maximum ($)				
(a)	(b)		(c)	(d)	(e)	(i)	(j)	(k)	(l)
Jason P. Rhode, President and Chief Executive Officer	10/3/2012 10/3/2012	9/25/2012 9/25/2012	$131,250	$525,000	$1,312,500	30,000	110,000	$38.99	$1,169,700 $2,162,115
Thurman K. Case, Chief Financial Officer, Vice President of Finance and Treasurer	10/3/2012 10/3/2012	9/25/2012 9/25/2012	$ 36,250	$145,000	$ 362,500	10,000	20,000	$38.99	$ 389,900 $ 393,113
Scott A. Anderson, Senior Vice President and General Manager, Mixed-Signal Audio Division	10/3/2012 10/3/2012	9/25/2012 9/25/2012	$ 38,125	$152,500	$ 381,250	12,000	24,000	$38.99	$ 467,880 $ 471,734
Gregory S. Thomas, Vice President, General Counsel and Corporate Secretary	10/3/2012 10/3/2012	9/25/2012 9/25/2012	$ 36,875	$147,500	$ 368,750	10,000	20,000	$38.99	$ 389,900 $ 393,113
Thomas Stein, Vice President and General Manager, EXL Division	10/3/2012 10/3/2012	9/25/2012 9/25/2012	$ 31,875	$127,500	$ 318,750	10,000	20,000	$38.99	$ 389,900 $ 393,113

(1) The Company's policy is to grant equity awards on the first Wednesday of the month (the "Monthly Grant Date") after the Compensation Committee approves the award. If the Monthly Grant Date occurs on a Company holiday, or on other days that the Company or Nasdaq is closed for business, the Monthly Grant Date is the next regularly scheduled business day when the Company and Nasdaq are open for business.

(2) Payments may be paid only if Operating Profit Margin thresholds are achieved pursuant to the Company's 2007 Management and Key Individual Contributor Incentive Plan (as described further at page 30). No payments may be paid under the plan if the Operating Profit Margin thresholds are not achieved.

(3) This amount represents the aggregate grant date fair value of the equity awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions underlying the calculation under FASB ASC Topic 718 are discussed under Note 11, Equity Compensation, in the Company's Form 10-K for the fiscal year ended March 30, 2013.

Fiscal Year 2013 Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information concerning the outstanding equity award holdings of our Named Executive Officers as of March 30, 2013.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (1) (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (2) (#)	Market Value of Shares or Units of Stock That Have Not Vested (3) ($)
(a)	(b)	(c)	(e)	(f)	(g)	(h)
Jason P. Rhode, President and Chief Executive Officer	7,500	-	$ 6.97	10/24/2013		
	30,000	-	$ 8.06	3/1/2016		
	325,000	-	$ 7.87	6/6/2017		
	60,419	-	$ 5.25	10/1/2018		
	251,203	63,797	$ 5.55	10/7/2019		
	81,562	53,438	$16.25	10/6/2020		
	47,812	87,188	$15.41	10/5/2021		
	-	110,000	$38.99	10/3/2022		
					105,000	$2,388,750
Thurman K. Case, Chief Financial Officer, Vice President of Finance and Treasurer	39,806	-	$ 6.51	10/3/2017		
	2,084	-	$ 8.41	3/7/2017		
	50,000	-	$ 5.25	10/1/2018		
	59,791	10,209	$ 5.55	10/7/2019		
	15,103	9,897	$16.25	10/6/2020		
	8,854	16,146	$15.41	10/5/2021		
	-	20,000	$38.99	10/3/2022		
					35,000	$ 796,250
Scott A. Anderson, Senior Vice President and General Manager, Mixed-Signal Audio Division	33,967	-	$ 5.67	11/7/2017		
	68,000	-	$ 5.25	10/1/2018		
	76,874	13,126	$ 5.55	10/7/2019		
	21,145	13,855	$16.25	10/6/2020		
	12,395	22,605	$15.41	10/5/2021		
	-	24,000	$38.99	10/3/2022		
					47,000	$1,069,250
Gregory S. Thomas, Vice President, General Counsel and Corporate Secretary	29,752	-	$ 5.25	10/1/2018		
	67,562	22,438	$ 5.55	10/7/2019		
	19,333	12,667	$16.25	10/6/2020		
	10,625	19,375	$15.41	10/5/2021		
	-	20,000	$38.99	10/3/2022		
					41,000	$ 932,750
Thomas Stein, Vice President and General Manager, EXL Division	105	-	$ 6.56	8/2/2016		
	105	-	$ 6.63	6/4/2018		
	54,067	-	$ 5.25	10/1/2018		
	33,791	10,209	$ 5.55	10/7/2019		
	16,916	11,084	$16.25	10/6/2020		
	10,625	19,375	$15.41	10/5/2021		
	-	20,000	$38.99	10/3/2022		
					39,000	$ 887,250

(1) Unless otherwise noted within this table, all stock options vest over four years, with one-year cliff vesting for 25% of the options on the first anniversary of the grant date, and 1/36 of the remaining options vesting on a monthly basis over the following three years.

(2) All RSUs vest for 100% of the shares underlying the award on the third anniversary of the grant date.
(3) The market value of unvested RSUs reported in column (g) is calculated by multiplying the number of shares of the Company's common stock subject to each award reported in column (f) by the closing market price of the Company's common stock on March 28, 2013 (the last trading day of fiscal year 2013), which was $22.75.

Fiscal Year 2013 Options Exercised and Stock Vested Table
The following table provides information on the value realized by each Named Executive Officer as a result of options that were exercised during the Company's 2013 fiscal year. No stock awards vested for our Named Executive Officers during fiscal year 2013.

	Option Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise [1] ($) (c)
Jason P. Rhode, President and Chief Executive Officer	107,500	$3,582,225
Thurman K. Case, Chief Financial Officer, Vice President of Finance and Treasurer	52,159	$1,543,511
Scott A. Anderson, Senior Vice President and General Manager, Mixed-Signal Audio Division	46,033	$1,165,024
Gregory S. Thomas, Vice President, General Counsel and Corporate Secretary	155,000	$4,778,628
Thomas Stein, Vice President and General Manager, EXL Division	40,607	$1,076,869

(1) The value realized on the exercise of stock options was computed by determining the difference between the market price of the Company's common stock underlying each option at exercise and the exercise price of the options for each share exercised.

Pension Benefits and Nonqualified Deferred Compensation
The Company does not sponsor or maintain either a defined benefit pension plan or a nonqualified deferred compensation plan for the benefit of our executive officers.

Potential Payments upon Termination or Change of Control.
The Company does not maintain individual employment, severance, or change of control agreements with our Named Executive Officers; however, the Company does maintain the 2007 Severance Plan, which provides for certain payments and benefits to individuals employed by the Company and its subsidiaries at the level of Chief Executive Officer and Vice President or above and reporting directly to the Chief Executive Officer ("Eligible Executives") in the event that the employment of such an executive officer is involuntarily terminated other than for cause or in certain circumstances following a change of control of the Company. The 2007 Severance Plan became effective on October 1, 2007. Each of our Named Executive Officers is considered an Eligible Executive under the 2007 Severance Plan.

The Company maintains the 2007 Severance Plan because we believe it helps to ensure that we are able to attract and retain top talent. Further, we believe that our the 2007 Severance Plan provides a level of stability for our executives during volatile business conditions that have historically existed so that they remain focused on their responsibilities and the long-term interests of the Company during such times.

The 2007 Severance Plan provides that, in the event of an Eligible Executive's involuntary termination of employment other than for "cause," he or she will be eligible to receive: (i) a continuation of base salary for a period of up to six months (up to 12 months in the case of our CEO) following termination of employment, and (ii) payment in full of a reasonable estimate of COBRA premiums for three months (collectively, the "Termination Payment").

The 2007 Severance Plan further provides that, if an Eligible Executive's employment is terminated either by the Company without "cause" or by the Eligible Executive for "good reason" within 12 months following a "change of control" (as each such term is defined below for purposes of the 2007 Severance Plan) of the Company, he or she will be eligible to receive a "Change of Control Termination Payment," which is comprised of: (i) a lump sum payment equal to 12 months' base salary, (ii) acceleration in full of any unvested stock options or any other securities or similar incentive awards that have been granted or issued to him or her as of the employment termination date, and (iii) payment in full of a reasonable estimate of COBRA premiums for 12 months. In addition, the Eligible Executive will have until six months from the employment termination date to exercise any vested options, except that no option will be exercisable after the option's original expiration date.

In the event of an Eligible Executive's death or "disability" (as such term is defined below for purposes of the 2007 Severance Plan), the Eligible Executive or his or her estate, as applicable will receive the Termination Payment described above. If the death or disability has occurred within 12 months following a change of control of the Company, he or she or his or her estate, as applicable, will receive the Change of Control Termination Payment described above.

For purposes of the 2007 Severance Plan:

- "cause" means (i) gross negligence or willful misconduct in the performance of an executive officer's duties; (ii) a material and willful violation of any federal or state law that if made public would injure the business or reputation of the Company; (iii) a refusal or willful failure to comply with any specific lawful direction or order of the Company or the material policies and procedures of the Company including but not limited to the Company's Code of Conduct and the Company's Insider Trading Policy as well as any obligations concerning proprietary rights and confidential information of the Company; (iv) a conviction (including a plea of *nolo contendere*) of a felony, or of a misdemeanor that would have a material adverse effect on the Company's goodwill if the executive officer were to continue to be retained as an employee of the Company; or (v) a substantial and continuing willful refusal to perform duties ordinarily performed by an employee in the same position and having similar duties as the executive officer.

- "good reason" means: (i) without the executive officer's express written consent, a material reduction of the executive officer's duties, authority, or responsibilities relative to the executive's duties, authority, or responsibilities as in effect immediately prior to such reduction; (ii) a material reduction by the Company in the base salary of an executive officer as in effect immediately prior to such reduction; or (iii) the relocation of an executive officer's principal work location to a facility or a location more than 50 miles from executive officer's then present principal work location. "Good reason" shall not exist unless the executive officer provides written notice of the circumstances alleged to give rise to good reason within 30 days

of their occurrence and the Company (or our successor) fails to cure such circumstances within 30 days.

- "disability" means the executive's mental or physical disability, illness or injury that renders the executive unable to perform any one or more of the essential duties of his position for a period of ninety (90) days or more in any one year period.
- "change of control" means the occurrence of one or more of the following with respect to the Company: (i) the acquisition by any person (or related group of persons), whether by tender or exchange offer made directly to the Company's stockholders, open market purchases or any other transaction or series of transactions, of stock of the Company that, together with stock of the Company held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the then outstanding stock of the Company entitled to vote generally in the election of the members of the Company's Board of Directors; (ii) a merger or consolidation in which the Company is not the surviving entity, except for a transaction in which both (A) securities representing more than 50% of the total combined voting power of the surviving entity are beneficially owned (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934), directly or indirectly, immediately after such merger or consolidation by persons who beneficially owned common stock immediately prior to such merger or consolidation, and (B) the members of the Board of Directors immediately prior to the transaction (the "Existing Board") constitute a majority of the Board of Directors immediately after such merger or consolidation; (iii) any reverse merger in which the Company is the surviving entity but in which either (A) persons who beneficially owned, directly or indirectly, Common Stock immediately prior to such reverse merger do not retain immediately after such reverse merger direct or indirect beneficial ownership of securities representing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities or (B) the members of the existing Board do not constitute a majority of the Board of Directors immediately after such reverse merger; or (iv) the sale, transfer or other disposition of all or substantially all of the assets of the Company (other than a sale, transfer or other disposition to one or more subsidiaries of the Company).

The 2007 Severance Plan may not be amended or terminated without the consent of any Eligible Executive during the one year prior to or following the occurrence of a change in control, if such amendment would be adverse to the interest of such Eligible Executive. If any payment or benefit under the 2007 Severance Plan would be a "parachute payment" (within the meaning of Section 280G of the Internal Revenue Code) and would therefore result in the imposition of an excise tax, an Eligible Executive's payments and benefits will not exceed the amount that produces the greatest after-tax benefit to the executive.

To receive payments and benefits under the 2007 Severance Plan, an Eligible Executive must execute a release of all claims against the Company. If the Eligible Executive is considered a "specified employee" under Section 409A of the Internal Revenue Code at the time of his or her termination of employment, any amounts payable under the 2007 Severance Plan will be delayed for a period of six months if it is determined that such a delay is necessary in order to prevent the payment from imposing exercise taxes on the executive officer.

In addition, a participant in the Incentive Plan, as described further in the Compensation Discussion and Analysis of this Proxy Statement, may also receive payments upon termination of employment or a change of control. Pursuant to the Incentive Plan, a participant, including each of our Named Executive Officers, must be continuously employed through the last day of the applicable semi-annual performance period and through the date that cash bonuses under the Incentive Plan for such semi-annual performance period are actually paid. However, participants whose employment terminates

under certain circumstances (such as without "cause" or due to death or "disability") during a semi-annual performance period will be eligible to receive a pro rata cash bonus payment based on the number of days the participant was employed during that semi-annual performance period and our actual performance during the semi-annual performance period. The pro rata bonus amount will be paid to the terminated participant on or before the 15th day of the third month after the later of (i) the last day of the calendar year in which the termination of employment occurred or (ii) the last day of our taxable year in which the termination occurred. In addition, if a change of control occurs and our successor does not assume the Incentive Plan, each participant will receive a pro rata cash payment of his or her target bonus, based on the number of calendar days completed in the current semi-annual performance period prior to the occurrence of the change of control. Any such payment will be made in a lump sum in cash within ten days of the change of control.

For purposes of the Incentive Plan:

- "cause" means (i) gross negligence or willful misconduct in the performance of a participant's duties to us after one written warning detailing the concerns and offering the participant opportunities to cure, (ii) material and willful violation of any federal or state law, (iii) commission of any act of fraud with respect to us, (iv) conviction of a felony or any crime causing material harm to our standing and reputation, or (v) intentional and improper disclosure of our confidential or proprietary information.
- "disability" means total and permanent disability as defined in accordance with our long-term disability plan.
- "change of control" means (i) the sale, lease, conveyance or other disposition of all or substantially all of our assets to any person, entity or group of persons acting in concert, (ii) any person (as defined in Section 13(d) and 14(d) of the Securities Exchange Act of 1934) becoming the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities, or (iii) a merger or consolidation of us with any other corporation, other than a merger or consolidation that would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or parent outstanding immediately after such merger or consolidation) at least 50% of the voting power represented by the voting securities of the Company (or the surviving entity or its parent) outstanding immediately after such merger or consolidation.

The discussion and tables below present an estimate of the amount of compensation and/or other benefits payable to our Named Executive Officers in the event of their termination of employment and/or in the event of a change of control of the Company. The amounts disclosed assume that such termination and/or the occurrence of such change of control was effective as of March 30, 2013. The amounts below have been calculated using numerous other assumptions that we believe to be reasonable and include amounts earned through March 30, 2013, and estimates to the amounts that would be paid to our Named Executive Officers upon their respective terminations of employment and/or upon the occurrence of a change of control. The actual amounts to be paid out are dependent on various factors, which may or may not exist at the time a Named Executive Officer's employment is actually terminated and/or a change of control actually occurs. Therefore, such amounts and disclosures should be considered "forward-looking statements."

The estimated amount payable to each of our Named Executive Officers pursuant to the 2007 Severance Plan and the Incentive Plan in the event of an involuntary termination of employment other than for cause, or due to the Named Executive Officer's death or disability, is set forth in the table below:

Name	Salary Continuation(1)	Health Benefits (up to 3 months)(2)	Cash Bonus Under Incentive Plan(3)	Total
Jason P. Rhode, President and Chief Executive Officer	$ 525,000	$ 3,262	$ 656,250	$ 1,184,512
Thurman K. Case, Chief Financial Officer, Vice President of Finance and Treasurer	$ 145,000	$ 2,743	$ 181,250	$ 328,993
Scott A. Anderson, Senior Vice President and General Manager, Mixed-Signal Audio Division	$ 152,500	$ 3,004	$ 190,625	$ 346,129
Gregory S. Thomas, Vice President, General Counsel and Corporate Secretary	$ 147,500	$ 4,386	$ 184,375	$ 336,261
Thomas Stein, Vice President and General Manager, EXL Division	$ 127,500	$ 4,386	$ 159,375	$ 291,261

(1) The salary continuation payment for our CEO represents 12 months of his base salary as in effect on March 30, 2013; for each of the other Named Executive Officers, the amount is based on six months of base salary as in effect on March 30, 2013.

(2) The valuation of the healthcare benefits has been computed based on an estimate of the COBRA payments required for the three-month period payable by the Company.

(3) The cash bonus under the Incentive Plan has been computed based on the amount that was actually paid under the Incentive Plan for the semi-annual performance period ending on March 30, 2013.

The estimated amount payable to each of our Named Executive Officers pursuant to (i) the Incentive Plan in the event of a change of control, and (ii) the 2007 Severance Plan in the event of termination of employment following a change of control of the Company either other than for cause by the Company, by the executive officer for good reason, or due to the executive officer's death or disability, is set forth in the table below. The possible application of any cutback required under the 2007 Severance Plan due to the operation of Sections 280G and 4999 of the Internal Revenue Code has not been included in these calculations:

Name	Lump Sum Payment	Accelerated Vesting of Unvested Equity[1]	Health Benefits (up to 12 months)[2]	Cash Bonus Under Incentive Plan	Total
Jason P. Rhode, President and Chief Executive Officer	$525,000	$4,473,365	$13,049	$262,500	$5,273,914
Thurman K. Case, Chief Financial Officer, Vice President of Finance and Treasurer	$290,000	$1,154,687	$10,971	$ 72,500	$1,528,158
Scott A. Anderson, Senior Vice President and General Manager, Mixed-Signal Audio Division	$305,000	$1,550,995	$12,016	$ 76,250	$1,944,261
Gregory S. Thomas, Vice President, General Counsel and Corporate Secretary	$295,000	$1,543,232	$17,543	$ 73,750	$1,929,525
Thomas Stein, Vice President and General Manager, EXL Division	$255,000	$1,277,103	$17,543	$ 63,750	$1,613,396

(1) The valuation of accelerated vesting of unvested equity has been computed based on: (1) the estimated value that would have been realized based on the difference between the exercise price of the options that were subject to accelerated vesting and the closing market price of our common stock on March 30, 2013, which was $22.75, and (2) the value of RSUs subject to accelerated vesting based on that same closing market price.

(2) The valuation of healthcare benefits is based on an estimate of the COBRA payments required for the 12-month period payable by the Company.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about the Company's common stock that may be issued upon the exercise of options, warrants, and rights under all of the Company's existing equity compensation plans as of March 30, 2013, including the 1996 Stock Plan, the 2002 Stock Option Plan, and the 2006 Stock Incentive Plan (in thousands, except per share amounts):

	(A) Number of Securities to be issued upon exercise of outstanding options	(B) Weighted-average exercise price of outstanding options
Equity Compensation Plans Approved by Security Holders (1)	6,091(2)	$7.07(3)(4)
Equity Compensation Plans Not Approved by Security Holders (5)	257	$5.96
Total	6,348	$7.02

(1) The Company's stockholders have approved the Company's 1996 Stock Plan and the 2006 Stock Incentive Plan.

(2) Includes 2,076,029 shares granted under the 2006 Stock Incentive Plan that are issuable upon the vesting of the outstanding RSUs.

(3) The weighted average exercise price does not take into account the shares issuable upon the vesting of the outstanding RSUs, which have no exercise price.

(4) Our Board discontinued the grant of future awards under the option plans that we assumed in connection with our past acquisitions; as a result, the shares authorized for grant under these plans have not been included in the total shares remaining available for future issuance. As of March 30, 2013, the Company was granting equity awards only under the 2006 Stock Incentive Plan. Approximately 1,209,009 shares have been deducted from the shares available for future issuance under the 2006 Stock Incentive Plan due to a 1.5 full value award multiplier applied to restricted stock awards and RSUs granted pursuant to the 2006 Stock Incentive Plan.

(5) In August 2002, our Board of Directors approved the 2002 Stock Option Plan, which permits awards of fair market value stock options to non-executive employees. As of July 2006, when our stockholders approved the adoption of the 2006 Stock Incentive Plan, we canceled all remaining options available for grant under the 2002 Stock Option Plan.

REPORT OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

The Audit Committee is comprised solely of independent directors, as defined by the applicable Nasdaq listing standards and rules of the SEC, and it operates under a written charter adopted by the Board, which is provided as Exhibit B to this proxy statement and is available under the Corporate Governance section of our "Investors" page on our Web site at *investor.cirrus.com*. The composition of the Audit Committee, the attributes of its members, and the responsibilities of the Audit Committee, as reflected in its charter, are intended to comply with applicable requirements for corporate audit committees. The Sarbanes-Oxley Act added provisions to federal law to strengthen the authority of, and increase the responsibility of, corporate audit committees. In 2004, Nasdaq also adopted, and the SEC approved, additional rules concerning audit committee structure, membership, authority, and responsibility. The Audit Committee amended and restated its charter in response to the Sarbanes-Oxley Act and the Nasdaq listing standards, and continues to review and assess the adequacy of its charter on an annual basis, and will revise it to comply with other new rules and regulations as they are adopted.

As described more fully in its charter, the primary focus of the Audit Committee is to assist the Board in its general oversight of the Company's financial reporting, internal control, and audit functions. Management is responsible for the preparation, presentation, and integrity of the Company's financial statements; accounting and financial reporting principles; internal controls; and procedures designed to assure compliance with accounting standards, applicable laws and regulations. The Company's independent registered public accounting firm, Ernst & Young, is responsible for performing an independent audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB").

In accordance with the Sarbanes-Oxley Act and the Nasdaq listing standards, the Audit Committee has ultimate authority and responsibility to select, compensate, evaluate and, when appropriate, replace the Company's independent registered public accounting firm.

The Audit Committee serves an oversight role for the Board in which it provides advice, counsel, and direction to management and the auditors on the basis of the information it receives, discussions with management and the auditors, and the experience of the Audit Committee's members in business, financial and accounting matters. The Audit Committee members are not professional auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent auditors, nor can the Audit Committee certify that the independent auditors are "independent" under applicable rules.

In this context, the Audit Committee has met and held discussions with management and Ernst & Young. Management represented to the Audit Committee that the audited financial statements of the Company contained in the Company's Annual Report to Stockholders for the year ended March 30, 2013, were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee discussed with Ernst & Young matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the PCAOB in Rule 3200T.

The Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young required by PCAOB Rule 3526 regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee discussed with Ernst & Young the firm's independence. In addition, the Audit Committee has considered whether the provision of non-audit services is compatible with maintaining Ernst & Young's independence.

Based upon the Audit Committee's discussions with management and the independent auditors, the Audit Committee's review of the representations of management, and the report of the independent auditors to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended March 30, 2013, as filed with the SEC.

Submitted by the Audit Committee of the Board:

Susan Wang, Chairman
John C. Carter
William D. Sherman

AUDIT AND NON-AUDIT FEES AND SERVICES

Audit and Related Fees

The following table shows the fees paid or accrued by the Company for the audit and other services provided by Ernst & Young for fiscal years 2013 and 2012. All fees were pre-approved by the Company's Audit Committee.

	2013	2012
Audit Fees	$544,250	$469,890
Audit-Related Fees	—	—
Tax Fees	82,166	10,166
All Other Fees	—	—
TOTAL	$626,416	$480,056

Audit Fees. Audit services consisted of the audit of the Company's consolidated financial statements and of management's assessment of the operating effectiveness of internal control over financial reporting included in the Company's annual report on Form 10-K, the review of the Company's financial statements included in its quarterly reports on Form 10-Q, and statutory audits required internationally.

Audit-Related Fees. Audit-related services generally include fees for accounting consultations and registration statements filed with the SEC.

Tax Fees. Tax services include tax compliance services, technical tax advice, international tax planning, administrative fees, as well as certain expatriate services.

All Other Fees. There were no other fees during fiscal year 2013 or 2012.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy for the pre-approval of audit, audit-related, and non-audit services provided by the Company's independent registered public accounting firm.

For audit and audit-related services, the independent auditor will provide the Audit Committee with an engagement letter and estimated budget for formal acceptance and approval. A list of non-audit services and estimated budget for such services for the upcoming fiscal year shall be submitted to the Audit Committee by Company management for pre-approval. To ensure prompt handling of unexpected non-budgeted non-audit related services, the Audit Committee has delegated to its Chair the authority to amend or modify the list of approved permissible non-audit services and fees if the cost of the service is less than $100,000. Any such unexpected services for which the cost is more than $100,000 shall be approved by the Audit Committee. If the Chair takes any action, the Chair will report such action to the Audit Committee at the next Audit Committee meeting.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification and Insurance. Our Bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with all of our directors and executive officers and have purchased directors' and officers' liability insurance.

Procedures for Review, Approval, and Ratification of Related Person Transactions. The Board recognizes that Related Person Transactions (as defined below) can present conflicts of interest and questions as to whether transactions are in the best interests of the Company. Accordingly, the Board has documented and implemented certain procedures for the review, approval, or ratification of Related Person Transactions. Pursuant to these procedures, the Audit Committee must review, approve, or ratify any transactions with Related Persons (as defined below). When it is impractical to wait for a scheduled Audit Committee meeting, a proposed related-person transaction may be submitted to the Audit Committee Chair for approval and then subsequently reported to the Committee at the next Committee meeting.

This procedure seeks to ensure that Company decisions are based on the merits of the transaction and the interests of the Company and its stockholders. It is the Company's preference to avoid Related Person Transactions but when, in the course of business, transactions with related parties are unavoidable, this procedure sets forth a methodology for considering a proposed Related Person Transaction. The standard to be applied when evaluating a proposed Related Person Transaction is whether such transactions are at arm's length and on terms comparable to those terms provided to other unrelated entities in the marketplace.

For these purposes, a "Related Person" is any person who is: (1) a director or Executive Officer of the Company, (2) a nominee for director (if the information called for is being presented in a proxy or information statement relating to the election of that nominee for director), (3) an immediate family member of a director or Executive Officer of the Company, (4) an immediate family member of a nominee for director (if the information called for is being presented in a proxy or information statement relating to the election of that nominee for director), (5) a Security holder of 5% or more of any class of the Company's Common Stock (or other Equity Security) (if a transaction in which the person had a direct or indirect material interest occurred or existed), or (6) an immediate family member of the Security holder (if a transaction in which the person had a direct or indirect material interest occurred or existed).

For these purposes, a "Related Person Transaction" is any transaction, arrangement, or relationship (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is, or will be a participant and in which a Related Person had, has, or will have a direct interest. The Company has not established a materiality limit for purposes of defining a Related Person Transaction.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file an initial report of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC. Executive officers, directors, and greater than ten percent stockholders are also required by the federal securities rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of copies of the Forms 3, 4 and 5 received by the Company or representations from certain reporting persons, the Company believes that, during the fiscal year 2013, all

Section 16(a) filing requirements applicable to its officers, directors and 10% stockholders were met in a timely manner except for one transaction by Jo-Dee Benson. A Form 4 to report the January 23, 2013 sales of 21,514 shares was not timely made due to an administrative error. The sale was reported on a Form 4 filed on January 28, 2013.

HOUSEHOLDING

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability of Proxy materials, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees.

This year, we expect that a number of brokers with account holders who beneficially own our common stock will be "householding" our annual report and proxy materials, including the Notice of Internet Availability of Proxy Materials. A single Notice of Internet Availability of Proxy Materials and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge ICS, either by calling toll-free (800) 542-1061, or by writing to Broadridge ICS, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

We will promptly deliver to you a separate copy of our annual report and proxy materials for the 2013 Annual Meeting and for future meetings if you so request. Please also contact Broadridge ICS if you wish to request delivery of a single copy of materials if you currently receive multiple copies.

COMMUNICATING WITH US

Communicating with the Board

If you would like to contact the Board, including a committee of the Board, you may write to the following address:

Board of Directors
c/o Corporate Secretary
Cirrus Logic, Inc.
800 West 6th Street
Austin, Texas 78701

The Corporate Secretary or chair of the Governance and Nominating Committee, as appropriate, reviews all correspondence addressed to the Board and regularly forwards to the Board all such correspondence that, in the opinion of the Corporate Secretary or chair of the Governance and Nominating Committee, deals with the functions of the Board or the Committees of the Board. Directors may at any time review a log of all correspondence received by the Company that is addressed to the Board or individual Board members. Concerns relating to accounting, internal controls, or auditing issues will be immediately brought to the attention of the chair of the Audit Committee.

Other Communications

If you would like to receive information about the Company, you may use one of these convenient methods:

1. To have information such as our latest Annual Report on Form 10-K or Form 10-Q mailed to you, please call our Investor Relations Department at (512) 851-4125.
2. To view our home page on the Internet, use our Web site address: *www.cirrus.com*. Our home page provides you access to product, marketing and financial data, job listings, and an on-line version of this proxy statement, our Annual Report on Form 10-K, and other filings with the SEC.

If you would like to write to us, please send your correspondence to the following address:

Cirrus Logic, Inc.
Attention: Investor Relations
800 West 6th Street
Austin, TX 78701

If you would like to inquire about stock transfer requirements, lost certificates, and change of stockholder address, please contact our transfer agent, Computershare Investor Services, at (877) 373-6374 (toll free) or (781) 575-2879 or by email to shareholder@computershare.com. You may also visit their Web site at *www.computershare.com* for step-by-step transfer instructions.

If you would like to report any inappropriate, illegal, or criminal conduct by any employee, agent, or representative of the Company; any violation of the Company's Code of Conduct; or any complaint or concern regarding accounting, internal accounting controls or auditing matters, you may file an anonymous and confidential report by contacting EthicsPoint, an independent reporting system provider, by telephone at 1-866-384-4277 (1-866-ETHICSP), or through its website at www.ethicspoint.com.

ANNUAL REPORT

On May 29, 2013, we filed with the SEC an Annual Report on Form 10-K for the fiscal year ended March 30, 2013. The Annual Report on Form 10-K has been provided concurrently with this Proxy Statement to all stockholders entitled to notice of, and to vote at, the Annual Meeting.

Stockholders may also obtain a copy of the Annual Report on Form 10-K and any of our other SEC reports, free of charge, (1) from the SEC's website at www.sec.gov, (2) from our website at investor.cirrus.com, or (3) by writing to Investor Relations, Cirrus Logic, Inc., 800 West 6th Street, Austin, TX 78701. The Annual Report on Form 10-K is not incorporated into this proxy statement and is not considered proxy solicitation material.

BY ORDER OF THE BOARD OF DIRECTORS



Jason P. Rhode
President and Chief Executive Officer
Austin, Texas
June 3, 2013

ANNEX

INCENTIVE PLAN RECONCILIATION

	6 Months Ended	
	2H'13	**1H'13**
Net Revenue	**$517,006**	**$292,780**
Cost of Sales	$275,342	$139,253
Gross Profit	**$241,664**	**$153,527**
Total Operating Expenses	**$101,730**	**$ 92,631**
Total Operating Income	**$139,934**	**$ 60,896**
Operating Income Percentage	27%	21%
Operating Income Reconciliation		
GAAP Operating Income	**$139,934**	**$ 60,896**
Amortization of acquisition intangibles		$ 604
Stock compensation expense — COGS	$ 514	$ 237
Stock compensation expense — Opex	$ 11,246	$ 9,499
Other adjustments *	$ 3,687	$ —
Bonus VCP, Executive, Leadership Plan Exclusion — COGS	$ 528	$ 395
Bonus VCP, Executive, Leadership Plan Exclusion — Opex	$ 8,057	$ 7,645
Non GAAP Operating Income Used for Bonus Plans	$163,966	$ 79,277
Non GAAP Operating Income Percentage Used for Bonus Plans	32%	27%

* *Other adjustments may include certain litigation expenses, facility charges, patent agreements, international sales reorganizations, or other.*

Exhibit A: Charter of the Compensation Committee of the Board of Directors

Cirrus Logic, Inc.

The Board of Directors (the "Board") of Cirrus Logic, Inc. (the "Company") has constituted and established a Compensation Committee (the "Compensation Committee") with the authority, responsibility and specific duties as described in this Compensation Committee Charter (this "Charter").

I. Purpose

The primary purpose of the Compensation Committee is to (i) review and recommend to the Independent Directors of the Board of Directors (as hereinafter defined) for approval the compensation of directors, (ii) review and approve the compensation of the Company's Chief Executive Officer and other executive officers who are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934 ("Executive Officers"), (iii) review the Company's general compensation policies for other employees on an annual basis, and (iv) produce an annual report on executive compensation for public disclosure in the Company's proxy statement or otherwise as required by applicable laws, rules, and regulations.

The purposes and provisions specified in this Charter are meant to serve as guidelines, and the Compensation Committee is delegated the authority to adopt additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities. Nothing herein is intended to expand applicable standards of liability under state or federal law for directors of a corporation.

II. Appointment

The members of the Compensation Committee shall be designated by the Board consistent with the following requirements:

- The Compensation Committee shall consist of three or more directors, as determined by the Board.
- Each member of the Compensation Committee shall satisfy the applicable independence requirements of the Securities and Exchange Commission (the "SEC") and the Nasdaq Stock Market ("Nasdaq").

Compensation Committee members shall be designated annually by the Board. Members shall serve until the successors shall be duly designated and qualified. Any member may be removed at any time, with or without cause, by a majority of the Board then in office. Any vacancy in the Compensation Committee occurring for any cause whatsoever may be filled by a majority of the Board then in office.

The Compensation Committee's chairperson shall be designated by the Board, or if it does not do so, the Compensation Committee members shall elect a chairperson by vote of a majority of the Compensation Committee. A majority of the members of the Compensation Committee shall constitute a quorum for the transaction of business and the act of a majority of those present at any meeting at which there is a quorum shall be the act of the Compensation Committee.

The Compensation Committee may form and delegate authority to subcommittees when appropriate. For example, in the event that not all of the members of the Compensation Committee are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, the Compensation Committee may authorize a subcommittee of not less than two members who are "outside directors" to review and approve all elements of performance-based compensation that may require approval by a committee of "outside directors" in order for such compensation to qualify for deductibility under Section 162(m) and related regulations.

III. Duties and Responsibilities

The Compensation Committee shall have the power and authority of the Board to perform the following duties and to fulfill the following responsibilities:

1. Review and approve the corporate performance goals and targets relevant to the Company's Management and Key Individual Contributor Incentive Plan.
2. Review and approve for the Chief Executive and other Executive Officers of the Company the following: (a) compensation policies; (b) annual base salary compensation; (c) bonus or incentive plan(s), (d) perquisites; (e) employment agreements, severance arrangements and change in control agreements/provisions; and (f) any other special or supplemental benefits or compensation applicable to the Chief Executive Officer and other Executive Officers to ensure that such items are aligned with the Company's objectives and stockholder interests. In reviewing and approving the compensation for the Chief Executive Officer and other Executive Officers, the Committee may consider any factors considered appropriate by the Committee, including, but not limited to: (a) Company performance; (b) individual performance; (c) external pay practices of competitors and similarly situated companies; (d) the strategic importance of the officer's position, as well as internal pay equity and the officer's time in the position; and (e) the results of any recent stockholder advisory vote on executive compensation (the "say-on-pay vote").
3. Review on an annual basis the Company's general compensation policies and programs applicable to non-executive employees of the Company.
4. Review annually the Company's bonus, incentive and other benefit plans. Review and recommend for approval by the directors of the Board of Directors who satisfy the independence requirements of the SEC and Nasdaq (the "Independent Directors") any new plans, and amendments and modifications to any existing plan, that include executive officers as participants in the plan and/or are subject to applicable stockholder approval requirements.
5. Administer the Company's various equity plans, review and approve policies and procedures for awarding grants under such plans, and review and approve option, restricted stock, stock appreciation right and other equity-based grants to employees, the Chief Executive Officer, and other Executive Officers.
6. Review the compensation and benefits for the Company's non-employee directors, and recommend for approval by the Independent Directors any changes in the compensation and benefits.
7. Establish rules and regulations and perform all other administrative or management duties required of the Board of Directors or the Compensation Committee by the provisions of any compensation or benefit plan maintained by the Company.
8. Provide, over the names of the members of the Committee, the required Compensation Committee report for the Company's annual report or proxy statement for the annual meeting of shareholders.
9. Review and discuss with the Company's management the Compensation Discussion and Analysis required by Securities and Exchange Commission Regulation S-K, Item 402. Based on such review and discussion, the Committee shall determine whether to recommend to the Board of Directors of the Company that the Compensation Discussion and Analysis be included in the Company's annual report or proxy statement for the annual meeting of shareholders.

10. Determine and recommend to the Board of Directors of the Company a desired frequency for say-on-pay votes to be proposed to stockholders at an annual meeting at least once every six years and in accordance with applicable law, SEC rules and NASDAQ listing requirements.
11. Review and recommend to the Board of Directors of the Company proposed say-on-pay resolutions to be included in the Company's proxy statement for annual meetings of shareholders.
12. Perform any other activities consistent with this Charter and applicable law as the Compensation Committee or the Board of Directors may deem appropriate.

IV. Meetings

The Compensation Committee shall meet at least two times annually or more frequently as necessary. The chairperson of the Compensation Committee will preside at each meeting of the Compensation Committee and, in consultation with other members of the Compensation Committee, shall determine the frequency and length of each meeting and the agenda of items to be addressed at each meeting. The chairperson will ensure that the agenda for each meeting is circulated in advance of the meeting. The meetings will be held in accordance with applicable SEC and Nasdaq rules.

V. Reporting

The Compensation Committee will apprise the Board of Directors regularly of significant developments in the course of performing the above responsibilities and duties, including reviewing with the Board of Directors any issues that arise with respect to the quality or integrity of the Company's compliance with legal or regulatory requirements.

VI. Compensation

Each member of the Compensation Committee shall be entitled to compensation for their service on the Committee and to reimbursement for associated reasonable out-of-pocket expenses.

VII. Additional Resources

To assist the Compensation Committee in fulfilling its duties, management will provide the Compensation Committee with information and recommendations as needed and requested. If appropriate, the Committee may hire advisors in the field of executive compensation to assist with its evaluation of director, CEO or senior executive compensation. The Committee shall have the sole authority to retain and to terminate such advisors, and to approve the advisors' fees and other retention terms. Before selecting an advisor, the Committee shall consider all applicable independence standards for compensation committee advisors.

The Committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors. However, the Committee may not retain the Company's auditors for any purpose without prior approval from the Company's Audit Committee.

Exhibit B: Charter of the Audit Committee of the Board of Directors

Statement of Policy

The Audit Committee of the Board of Directors of Cirrus Logic, Inc. (the "**Company**") assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and financial reporting practices of the Company and the audits of the financial statements of the Company, and such other duties as directed by the Board.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for the preparation, presentation and integrity of the Company's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies, and internal controls and procedures designed to assure compliance with accounting standards, applicable laws and regulations.

The Company's independent auditing firm is responsible for performing an independent audit of the Company's annual financial statements, and reviewing the Company's quarterly financial statements prior to the filing of each quarterly report on Form 10-Q.

The Committee serves a board-level oversight role in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with the auditors and the experience of the Committee's members in business, financial and accounting matters. The Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent auditor.

Organization

The Committee shall be appointed by the Board of Directors and shall be comprised of at least three directors who are independent of management and the Company. A Chairperson and the Committee members shall be appointed annually by the affirmative vote of at least a majority of the Board of Directors.

Each member of the Committee shall qualify as an "independent director" under applicable law and the rules of the Securities and Exchange Commission (the "**SEC**") and the applicable listing standards of the NASDAQ Stock Market, LLC (the "**Nasdaq**").

All Committee members shall be able to read and understand fundamental financial statements, and at least one member shall be a "financial expert," as determined by the Board in its business judgment in accordance with applicable law and the rules of the SEC and the Nasdaq listing standards.

Meetings

The Committee shall meet at least four times annually, or more frequently as necessary or appropriate. The Committee shall meet at least annually (or more frequently as appropriate) with management and the independent auditors in separate executive sessions to discuss any matters that the Committee or management or the independent auditors believe should be discussed privately. In addition, the Committee or its Chairperson shall meet quarterly with the independent auditors and management to review the Company's financial statements consistent with Section V below. The Committee shall report on a regular basis its activities to the Board and shall make the recommendations to the Board as it deems appropriate.

Resources and Authority

The Committee shall be empowered to retain, at the Company's expense, independent counsel and other advisors to assist it in the conduct of any investigation, or to otherwise assist the Committee in fulfilling its responsibilities and duties, without seeking approval of the Board of Directors or management.

In addition to the activities described herein, the Committee may perform such other functions as necessary or appropriate under law, the Company's Certificate of Incorporation or Bylaws, and the resolutions and other directives of the Board of Directors.

Responsibilities and Duties

A. Independent Auditors

The responsibilities of the Committee shall include:

1. Having the sole authority and responsibility to select (subject to stockholder ratification), retain, compensate, oversee, evaluate and, where appropriate, terminate the Company's independent auditors, and the independent auditors must report directly to the Committee.

2. Having the responsibility for resolving any disagreements between management and the independent auditors regarding financial reporting.

3. Adopting and implementing pre-approval policies and procedures for audit and non-audit services to be rendered by the independent auditors. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided by the independent auditors, provided that any such pre-approval by one or more members of the Committee shall be reported to the full Committee at its next scheduled meeting.

4. At least annually, obtaining and reviewing with the independent auditors a written statement as required by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") Rule 3526 regarding communications with the audit committee concerning independence. The Committee shall discuss with the independent auditors relationships or services that in the view of the Committee may impact the objectivity or independence of the Company's independent auditors and shall take, or recommend that the full Board take, appropriate action to oversee the independence of the independent auditors.

5. Obtaining from the independent auditor assurance that it has complied with Section 10A of the Securities Exchange Act of 1934.

B. Financial Reporting

The responsibilities of the Committee shall include:

1. Reviewing with the independent auditors their audit plan, including the scope, procedures and timing, prior to such audit.

2. Reviewing with the independent auditors and management the accounting and reporting principles and practices applied by the Company in preparing its financial statements.

3. Reviewing with management and the independent auditors the financial information and the Management's Discussion and Analysis proposed to be included in each of the Company's Quarterly Reports on Form 10-Q prior to their filing, and discussing with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the PCAOB in Rule 3200T ("SAS 61"). The Chair may represent the Committee for purposes of this review.
4. Reviewing before release the unaudited interim financial results in the Company's quarterly earnings release.
5. Reviewing with management and the independent auditors, at the completion of the annual audit, the audited financial statements and the Management's Discussion and Analysis proposed to be included in the Company's Annual Report on Form 10-K prior to its filing and provide or review judgments about the quality, not only the acceptability, of accounting principles, such other matters required to be discussed with the independent auditors under generally accepted auditing standards, including the matters required to be discussed by SAS 61. Based on such review and discussions, the Committee will consider whether it will recommend to the Board of Directors that the financial statements be included in the Company's Annual Report on Form 10-K.
6. Reviewing and approving, if appropriate, material changes to the Company's auditing and accounting principles and practices as suggested by the independent auditors or management.
7. Establishing procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
8. Evaluating the professional competency of the financial staff and the internal auditors, as well as the quality of their performance in discharging their respective responsibilities.

C. Related Party Transactions

The Committee shall conduct an appropriate review of all related party transactions for potential conflicts of interest situations on an ongoing basis and shall approve or disapprove all such transactions as required by applicable Nasdaq listing standards.

D. Internal and Disclosure Controls

The Committee shall review any disclosures provided by the Chief Executive Officer or the Chief Financial Officer to the Committee regarding (i) significant deficiencies in the design or operation of internal controls that could adversely affect the Company's ability to record, process, summarize, and report financial data, and (ii) any fraud, including that which involves management or other employees who have a significant role in the Company's internal controls. The Committee shall review management's assessments of the effectiveness of internal controls over financial reporting and any material changes therein and management's assessments of the effectiveness of disclosure controls and procedures and any material changes therein. The Committee also shall review with the independent auditors their assessments of the adequacy of the Company's internal controls, and the resolution of identified material weaknesses and

reportable conditions in the internal controls, including the prevention or detection of management override or compromise of the internal controls.

E. Reporting and Recommendations

The Committee will prepare the Report of the Committee for inclusion in the annual stockholders' meeting proxy statement, as required by SEC regulations.

F. Funding

The Company will provide for appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any advisers employed by the audit committee and (iii) other expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

G. Other Duties

The Committee shall authorize an officer of the Company to certify to the Nasdaq that (i) the Committee has adopted a formal written Charter and has reviewed and reassessed the adequacy of the Charter on an annual basis, and (ii) the Committee has met and will continue to meet the membership requirements set forth in this Charter.

Exhibit C: Charter of the Governance Committee of the Board of Directors

I. Appointment

There shall be a Governance and Nominating Committee (the "Committee") whose members shall be appointed by the Board of Directors (the "Board"). All members shall be independent, as defined by the applicable listing standards of the NASDAQ Stock Market, LLC and other applicable laws and regulations. Members shall continue to act until their successors are elected, but shall be subject to removal at any time by a majority of the entire Board or their earlier resignation. Any resulting vacancy may be filled by the Board. There shall be a minimum of three directors on this Committee.

II. Purpose

The Committee shall provide counsel to the Board with respect to (i) Board organization, membership, and function, and (ii) committee structure and membership. The Committee will also be responsible for defining the qualifications for candidates for director positions, evaluating qualified candidates, recommending candidates to the Board for election as directors, and proposing a slate of directors for election by stockholders at each annual meeting.

III. Powers and Duties

The Committee shall assist the Board with respect to matters relating to governance and succession, as follows:

1. Establish, review and make recommendations to the Board regarding Board composition and structure, including, without limitation:
    a. the term of office for directors;
    b. the size of the Board;
    c. changes to the format of Board meetings; and
    d. matters for consideration by the Board and committees.
2. Review and make recommendations to the Board regarding the nature and duties of Board committees, including, without limitation:
    a. the charters, duties and powers of Board committees according to existing and planned Company objectives; and
    b. the term of office for committee members.
3. Establish criteria for membership on the Board, such as particular market or geographic experience, financial background and business experience, and coordinate recruiting new directors, including, without limitation:
    a. establishing Company policies relating to recruiting directors;
    b. evaluating potential candidates for election as directors and for service on each Board committee, including conducting the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates; and
    c. recommending to the Board the names of qualified persons to be nominated for election or re-election as directors and considering suggestions for Board membership submitted by stockholders.

4. Consider questions of possible conflicts of interest of Board members and senior executives.
5. Consider matters of corporate governance, and establish and annually review corporate governance policies, including the Company's Corporate Governance Guidelines, Insider Trading Policy, and Code of Conduct.
6. Oversee an annual self-assessment of the Board's performance as well as the performance of each Committee of the Board.

IV. Advisors

The Committee shall have the authority to retain independent advisors to assist in carrying out its responsibilities, as the Committee in its sole discretion deems appropriate. The Committee shall have sole authority to approve the terms of any such engagement, including fees, with funding provided by the Company.

V. Meetings

The Committee shall meet at least once annually and at such other times as determined by the Chair of the Committee. A majority of the members of the Committee shall constitute a quorum for the transaction of business.

VI. Reporting

The Committee will report periodically on the Committee's work and findings to the Board. These reports will contain recommendations for Board actions, when appropriate.

VII. Compensation

Each member of the Committee shall be entitled to compensation for meeting attendance at the standard fee set by the independent directors of the Board, and to reimbursement for reasonable out-of-pocket expenses.

VIII. Management Support

To assist the Committee in fulfilling its duties, management will provide the Committee with information and recommendations as needed and requested.

IX. Review of Charter

The Committee shall review and reassess the adequacy of this Charter on an annual basis and recommend any proposed changes to the Board for its approval.

Exhibit D: Corporate Governance Guidelines

Cirrus Logic, Inc.

I. Director Qualifications

General

The Board of Directors (the "Board") of Cirrus Logic, Inc. (the "Company") will have at least two-thirds (2/3 rds) of its directors who meet the criteria for independence required by the applicable listing standards of the Nasdaq Stock Market, Inc. (the "NASDAQ"), other applicable laws and regulations, and the standards set forth in Exhibit A to these Guidelines (the "Independent Directors"). The Nominating and Governance Committee (the "Governance Committee") will review, on an annual basis, the requisite skills and characteristics of all Board members, taking into consideration skills and experience in the context of the needs of the Board. Nominees for directorship will be selected and considered by the Governance Committee in accordance with its charter. An invitation to join the Board should be extended on behalf of the Board by the Chair of the Governance Committee and the Chair of the Board. The Chief Executive Officer shall be the only member of the Board who is an executive officer of the Company.

Size of Board

Subject to the Company's Certificate of Incorporation and By-Laws, the Board shall be limited to seven or fewer members, except during certain periods, such as director transitions and the integration of acquisitions.

Service on Other Boards

Due to the commitment of time required to adequately fulfill the responsibilities of Board membership, no director may serve on more than five other public company boards. Directors should advise the Chairman of the Board and the Chair of the Governance Committee in advance of accepting an invitation to serve on another company board.

Board Evaluation Process

The Governance Committee will oversee an annual self-assessment of the Board's performance as well as the performance of each committee of the Board.

Annual Review for Re-Election

The Governance Committee will review each director's continuation on the Board every year. This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board.

Directors Who Change Their Present Job Responsibility

It is not necessary that directors leave the Board when they retire or change from the position they held when they joined the Board. A director should, however, offer to resign to provide an opportunity for the Board, via the Governance Committee, to review the continued appropriateness of Board membership under the circumstances.

Retirement Policy

Board members will retire at the first stockholders' meeting in which directors will be elected following the director's 75th birthday.

II. Director Responsibilities

General

The basic responsibility of each director is to exercise his or her business judgment to act in what he or she reasonably believes to be in the best interest of the Company and its stockholders. In discharging this obligation, directors should be entitled to rely on the honesty and integrity of the Company's executive officers and its outside advisors and auditors. The directors shall also be entitled to have the Company purchase reasonable directors' liability insurance on their behalf, and to receive the benefits of indemnification to the fullest extent permitted by law and the Company's Certificate of Incorporation, By-Laws and any indemnification agreements.

Selection of Chairman of the Board

The Board is free to select its Chairman in the manner and upon the criteria that it deems best for the Company at the time of selection, except that the Chief Executive Officer shall not be eligible to be selected as Chairman of the Board. The Chairman of the Board will:

a) Seek input from all directors as to the preparation of the agendas for Company board and Committee meetings;

b) Advise the Board as to the quality, quantity, and timeliness of the flow of information from the Company's management that is necessary for the Independent Directors to effectively and responsibly perform their duties; and

c) Assist the Company's officers in assuring compliance with and implementation of all applicable corporate and securities laws and be principally responsible for revisions to the Company's governance guidelines for compliance and implement of same.

Lead Independent Director

In the event that the Chairman of the Board is not an Independent Director, the Independent Directors will designate an Independent Director to be the "Lead Independent Director." The Lead Independent Director shall coordinate the activities of the other Independent Directors and perform various other duties. Service of the Lead Independent Director shall not exceed five (5) years.

Attendance at Board Meetings

Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Information and data that are important to the Board's understanding of the business to be conducted at a Board or committee meeting generally should be distributed in writing to the directors before the meeting, and directors should review these materials in advance of the meeting. Sensitive subject matters may be discussed at the meeting without written materials being distributed in advance or at the meeting.

Attendance at Annual Meeting

Directors are expected to attend the Company's annual meeting absent extraordinary circumstances. To facilitate attendance and reduce travel costs, the annual meeting should be scheduled to occur around the same time as a periodic meeting of the Board.

Content of Board Meetings

The Chairman of the Board will establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Each Board member is free to raise at any Board meeting subjects that are not on the agenda for that meeting. The Board will

review the Company's long-term strategic plans and the principal issues that the Company will face in the future during at least one Board meeting each year.

Executive Session

The Company's independent directors who satisfy the independence requirements of the NASD will usually meet in executive session during each regularly scheduled Board meeting.

Potential Conflicts of Interest

Board members are required to accurately and completely disclose to the Board (or any applicable committee) all financial interest or personal interest that he or she has in any contract or transaction that is being considered by the Board (or any committee) for approval. Disclosed conflicts of interest shall be included in the minutes of the meeting.

Board Interaction with Investors, Press, Customers, etc.

The Board believes that the management speaks for the Company when dealing with the media, investors, rating agencies, stockholders, customers, regulators and other similar constituencies.

III. Board Committees

General

The Board will have at all times an Audit Committee, a Compensation Committee and a Governance Committee. All of the members of these committees will meet the criteria for independence required by applicable listing standards of the NASDAQ and other applicable laws and regulations. Committee members will be appointed by the Board upon recommendation of the Governance Committee with consideration of the desires of individual directors. It is the belief of the Board that consideration should be given to rotating committee members periodically. It is expected that each committee Chair will have had previous service on the applicable committee.

Charters

Each committee will have its own charter, which is approved by the Board. The charters will establish the purposes, goals and responsibilities of the committees, as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure, operations and reporting to the Board.

Schedule and Timing of Meetings

The Chair of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter. The Chair of each committee, in consultation with the appropriate members of the committee and management, will develop the committee's agenda. At the beginning of the year, each committee will establish a schedule of agenda subjects to be discussed during the year (to the degree these can be foreseen). The schedule for each committee will be furnished to all directors. Board members are welcome to attend any Committee meeting, whether they are a member of the committee or not.

Additional Committees

The Board may, from time to time, establish or maintain additional committees as deemed necessary or appropriate.

IV. Director Access To Officers and Employees

Directors have full and free access to officers and employees of the Company. Any meetings or contacts that a director wishes to initiate may be arranged through the Chief Executive Officer or the Secretary or directly by the director. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company and will, to the extent deemed appropriate by the director, inform the Chief Executive Officer that such communications are taking place.

V. Director Compensation

General

The Board believes that director compensation should include components that are designed to align the interests of the directors with the interests of stockholders and that the aggregate value of director compensation and perquisites should generally be at or near the median level of director compensation at peer companies. The form and amount of director compensation will be recommended to the Board by the Compensation Committee in accordance with the policies and principles set forth in its charter.

Expense Reimbursement

A director of the Company will be reimbursed for any ordinary and necessary business and professional expense incurred on behalf of the Company, if the following conditions are satisfied: (a) the expenses are reasonable in amount; (b) the director documents the amount, date, place (for transportation, travel and entertainment expenses), business purpose (and for entertainment expenses, the business relationship of the person or persons entertained) of each such expense with the same kind of documentary evidence as would be required to support a deduction of the expense on the director's federal income tax return; and (c) the director substantiates such expenses by providing the Company with an accounting of such expenses no less frequently than monthly. Examples of reimbursable business expenses include local transportation, overnight travel (including lodging and meals), entertainment, education and professional dues. Under no circumstances will the Company reimburse a director for business or professional expenses incurred that are not properly substantiated according to this policy.

In no event will an expense be reimbursed if substantiated more than sixty (60) days after the expense is paid or incurred by the director. In addition, any reimbursement by the Company that exceeds the amount of business or professional expenses properly accounted for by a director pursuant to this policy must be returned to the Company within 120 days after the associated expenses are paid.

It is the Company's intent that this reimbursement policy be classified as an accountable plan. Accordingly, the Company will not include in a director's form 1099 the amount of any business or professional expense properly substantiated and reimbursed according to this policy.

Charitable Contributions

Charitable contributions by the Company exceeding $10,000 in any calendar year to an organization in which an independent director is affiliated shall be subject to the approval of the Compensation Committee, which shall consider the impact of any such contributions on the applicable director's independence.

VI. Continuing Director Education

The Board believes that it is appropriate for directors, at their discretion, to attend continuing director education programs related to their duties as directors. Upon approval by the Chair of the Governance Committee, the Company will reimburse reasonable continuing education and travel expenses incurred by a director in attending such programs. The Company will provide a reasonable budget to each member of the Board for the purpose of attending director education programs of the director's choosing.

VII. Management Evaluation, Compensation Review and Succession Planning

Review of CEO and Executive Officers

The Board of Directors will review the Chief Executive Officer's, the Chief Financial Officer's, and the Chief Legal Officer's (or General Counsel) performance on an annual basis.

Compensation Review

At least once every three years, the Compensation Committee shall select and retain an independent consultant to conduct a comparative study of the Company's executive compensation polices, practices, and procedures (including specifically with respect to options) relative to other public companies and prepare and submit to the Compensation Committee a report and recommendations.

Succession Planning

The Board of Directors will evaluate and nominate potential successors to the Chief Executive Officer. The Chief Executive Officer may make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

VIII. Option Granting Procedures

In addition to the standard controls and procedures with respect to the Company's stock option granting procedures, The Company shall require the following:

a) All stock option grants to directors and executive officers of the Company subject to the requirements of Section 16 of the Securities Exchange Act of 1934, shall be disclosed by or on behalf of the director or executive officer within two business days of such grants;

b) All grants of options to executive officers and directors shall be made only at a meeting of the Company's Board or Compensation Committee and not by unanimous written consent. The Company's General Counsel and/or Corporate Counsel shall attend any and all meetings where options are granted; and

c) Stock options granted to all officers, directors and employees shall be granted on predetermined dates. In setting these predetermined dates, the Company will not have any program, plan or practice to time option grants in coordination with the release of material non-public information. The Company shall complete all grant documentation required to approve the option grants and circulate that information to those approving the grants prior to the predetermined grant dates.

IX. Director Nominations Process

Annual Review

The Governance Committee will review annually the needs of the Board for various skills, experience, expected contributions and other characteristics in determining the director candidates to be nominated for election at the annual meeting of stockholders. The Governance Committee will evaluate candidates for directors proposed by directors, stockholders or management in light of the committee's views of the current needs of the Board for certain skills, experience or other characteristics, the candidate's background, skills, experience, other characteristics and expected contributions and the qualification standards established from time to time by the Governance Committee. If the committee believes that the Board requires additional candidates for nomination, the Committee may engage a third party search firm to assist in identifying qualified candidates. All directors and nominees will submit a completed form of directors' and officers' questionnaire as part of the nominating process. The process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Governance Committee. In making the determinations regarding nominations of directors, the Governance Committee may take into account the benefits of diverse viewpoints as well as the benefits of a constructive working relationship among directors.

Nominations Process

In considering candidates recommended by stockholders for the Company's Board, the Governance Committee shall follow the following process:

a) The Governance Committee shall consider all candidates as recommended by a stockholder (or group of stockholders) who own at least 5% of the Company's outstanding common stock and who have held such shares for at least one year (an "Eligible Stockholder");

b) An Eligible Stockholder wishing to recommend a candidate must submit the following not less than 120 calendar days prior to the anniversary of the date the proxy was released to the shareholders in connection with the previous year's annual meeting: (A) a recommendation that identifies the candidate and provides contact information; (B) the written consent of the candidate to serve as a director of the Company, if elected; and (C) documentation establishing that the shareholder making the recommendation is an Eligible Stockholder;

c) Upon timely receipt of the required documents, the Corporate Secretary will determine if the shareholder submitting the recommendation is an Eligible Stockholder based on such documents. The Corporate Secretary will inform the stockholder of his or her determination;

d) If the candidate is to be evaluated by the Governance Committee, the Corporate Secretary will request a resume, a completed director and officer questionnaire, a completed statement regarding conflicts of interest, and a waiver of liability for background check from the candidate. To evaluate the candidate and consider such candidate for nomination by the Board, such documents must be received from the candidate before the first day of March preceding the annual meeting; and

e) If, in the exercise of its business judgment, the Governance Committee determines not to nominate the Eligible Stockholder's initial candidate, the Governance Committee will inform the Eligible Stockholder of its decision and provide the stockholder the

opportunity to submit one alternate candidate; provided, however, the Committee shall not be obligated to consider a candidate if the Committee does not receive within 30 calendar days of its notice of determination: (A) the written consent of the candidate to serve as a director of the Company, if elected; and (B) the documents required above. The Governance Committee will, in the exercise of its business judgment, determine whether to nominate the alternate candidate for election to the Board.

X. Shareholder Proposals

All shareholder proposals that are required to be included in the Company's proxy statement shall be evaluated by a committee of at least three Independent Directors. Such committee shall determine, with the assistance of outside advisors, if necessary, whether the shareholder proposal is in the best interest of the Company. The committee shall recommend to the Board for or against such shareholder proposal and the reasons for such recommendation. The Board shall publish the recommendation for or against such proposal and the reason for such recommendation in a proxy statement.

XI. Communications with the Board of Directors

The Corporate Secretary, or the Chair of the Governance Committee, as appropriate, shall review correspondence addressed to the Board and regularly forward to the Board a summary of all such correspondence and copies of all correspondence that, in the opinion of the Corporate Secretary and/or the Chair of the Governance Committee, deals with the functions of the Board or committees thereof. Directors may at any time review a log of all correspondence received by the Company that is addressed to the Board of Directors or individual members thereof. Concerns relating to accounting, internal controls, or auditing issues will be immediately brought to the attention of the Audit Committee Chair.

Exhibit A: Cirrus Logic Director Independence Standards

Cirrus Logic, Inc. provides that the following requirements should be met in order for a director to be considered "independent":

a) The director has not been employed by the Company or any of its affiliates (defined as any individual or business entity that owns at least 5% of the securities of the Company having ordinary voting power) at any time during the preceding three years;

b) The director has not received, during the current calendar year or any of the three immediately preceding calendar years, remuneration, directly or indirectly, other than de minimus remuneration, as a result of service as, or compensation paid to an entity affiliated with the individual who serves as (1) an advisor, consultant, or legal counsel to the Company or to a member of the Company's senior management; or (2) a significant customer or supplier of the Company;

c) The director has no personal services contract with the Company;

d) The director is not employed and compensated by a not-for-profit entity that receives from the Company significant contributions that are required to be disclosed in the Company's proxy statement;

e) The director is not a member of the immediate family of any person who fails to satisfy the Company's Director Independence Standards, except that with respect to employment with the Company or its affiliates, employment of immediate family members will not negate independence unless such employment is in an executive officer or director position;

f) The director has no interest in any investment that the director jointly acquired in conjunction with the Company;

g) During the current fiscal year or any of the three immediately preceding fiscal years, a company of which the director is an executive officer or an employee has not had any business relationship with the Company for which the Company has been required to make disclosure under Regulation S-K of the Securities and Exchange Commission ("SEC"), other than for service as a director or for which relationship no more than de minimus remuneration was received in any one such year; provided, however, that the need to disclose any relationship that existed prior to a director joining the Board shall not in and of itself render the director non-independent; and

h) The director shall not be employed by a public company at which an executive officer of the Company serves as a director.

i) A director is deemed to have received remuneration (other than remuneration as a director including remuneration provided to a non-executive Chairman of the Board, Committee Chairman, or Lead Independent Director), directly or indirectly, if remuneration, other than de minimus remuneration, was paid by the Company, its subsidiaries or affiliates, to any entity in which the director has beneficial ownership interest of 5% or more, or to an entity by which the director is employed or self-employed other than as a director. Remuneration is deemed de minimus remuneration if such remuneration is $50,000 or less in any calendar year, or if such remuneration is paid to an entity, it (1) did not for the calendar year exceed 5% of the gross revenues of the entity, or $200,000, whichever is more; and (2) did not directly result in a material increase in the compensation received by the director from that entity.

EXHIBIT E: 2007 MANAGEMENT AND KEY INDIVIDUAL CONTRIBUTOR INCENTIVE PLAN

Effective September 30, 2007
(as amended on February 15, 2008, and May 29, 2013)

1. Purpose.

The purposes of the Cirrus Logic, Inc. Management and Key Individual Contributor Incentive Plan (the "Incentive Plan") are to (1) provide Participants with incentives to improve the Company's financial performance through the achievement of semi-annual goals relating to the Company's Operating Profit Margin, Revenue Growth, or other performance criteria and (2) attract, retain, motivate and reward the Company's management team and key individual contributors.

2. Definitions.

As used herein, the following definitions shall apply:

(A) "162(m) Award" means a conditional right to receive periodic cash incentive compensation intended to be "performance-based compensation" for purposes of Section 162(m) of the Code which is granted under the Incentive Plan to an Employee designated by the Committee as likely to be a Covered Employee.

(B) "Base Salary" means an Employee's annual rate of base salary, exclusive of bonuses, incentive pay, commissions, and all other forms of compensation. Base Salary for a given Plan Cycle shall be calculated based on Participants' Base Salary in effect on the last day of a Plan Cycle.

(C) "Board" means the Board of Directors of Cirrus Logic, Inc.

(D) "Change in Control" means (i) the sale, lease, conveyance or other disposition of all or substantially all of the Company's assets as an entirety or substantially as an entirety to any person, entity or group or persons acting in concert; (ii) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becoming the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company's then outstanding voting securities; or (iii) consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least 50% of the voting power represented by the voting securities of the Company or such surviving entity (or parent) outstanding immediately after such merger or consolidation.

(E) "Code" means the Internal Revenue Code of 1986, as amended.

(F) "Committee" means the Compensation Committee of the Board.

(G) "Company" means Cirrus Logic, Inc. and its wholly owned subsidiaries and affiliates, and each of their respective successors.

(H) "Continuously Employed" means the Employee's continuous and uninterrupted full-time employment with the Company.

(I) "Covered Employee" means an Employee who is a "Covered Employee" as specified in Section 7(H).

(J) "Disability" means total and permanent disability as defined in accordance with the Company's Long-Term Disability Plan.

(K) "Effective Date" means September 30, 2007.

(L) "Eligible Participant" means any Employee who is in a management or leadership position in the Company or who is a key individual contributor whose efforts potentially have a material impact on the Company's performance.

(M) "Employee" means a natural person who is employed by the Company and who is treated as an employee by the Company for tax purposes.

(N) "Incentive Plan Pay-Out Percentage" means the multiplier derived from the formula set forth by the Committee before a Plan Cycle for determining the pay-out percentage based on the Company's Operating Profit Margin and Revenue Growth. The Committee shall review and update the Operating Profit Margin and Revenue Growth performance goals and the associated Incentive Plan Pay-Out Percentages applicable to a Plan Cycle prior to the commencement of such Plan Cycle.

(O) "Individual Incentive Payment" means the amount calculated for each Participant in Section 5 for each Plan Cycle and any 162(m) Award.

(P) "Individual Performance Multiplier" means a performance multiplier of between 0% and 120% to be determined based on a Participant's achievement of individual performance goals ("MBOs") set for each Participant pursuant to Section 3(C).

(Q) "Operating Profit Margin" will be measured as the Company's consolidated GAAP operating income (revenue minus cost of goods sold (COGS) minus research and development (R&D) minus selling, general and administrative (SG&A), excluding Incentive Plan and VCP accruals, if any, and any Non-Recurring Items) as a percentage of revenue. The Company's GAAP operating income shall be determined based on the Company's financial results as approved by the Company's Audit Committee and filed with the Securities and Exchange Commission on a Form 10Q or Form 10K.

(R) "Non-Recurring Items" include any unusual or infrequent accounting items included in GAAP operating profits such as:

(i) gains on sales of assets not otherwise included in revenue;

(ii) losses on sales of assets, restructuring charges, merger-related costs including amortization or impairment of acquisition-related intangible assets, asset write-offs, write-downs, and impairments whether or not included in COGS, SG&A or R&D expenses;

(iii) the events or occurences listed in Section 7(B); and

(iv) except with respect to any 162(m) Award, such other items as the Committee may determine at its sole discretion.

The Committee will determine, in its sole discretion, whether to include or exclude any or all of the above described Non-Recurring Items as part of Operating Profit Margin.

(S) "Participant" means any Eligible Participant designated by the Committee to participate in the Incentive Plan for a Plan Cycle.

(T) "Plan Administration Committee" means the Company's Chief Executive Officer, Chief Financial Officer, and Vice President of Human Resources.

(U) "Plan Cycle" means a period on or after the Effective Date beginning on the first day of the Company's first fiscal quarter and ending on the last day of the Company's second fiscal quarter, or the period beginning on the first day of the Company's third fiscal quarter and ending on the last day of the Company's fourth fiscal quarter.

(V) "Revenue Growth" means the Company's year-over-year revenue growth based on the Company's GAAP revenue for a given Plan Cycle over the Company's GAAP revenue for the corresponding period from the prior fiscal year. The Company's GAAP revenue shall be determined based on the Company's financial results as approved by the Company's Audit Committee and filed with the Securities and Exchange Commission on a Form 10-Q or Form 10-K. For purposes of calculating Revenue Growth, the Committee shall exclude any non-recurring revenue as calculated by the Committee for purposes of determining the Operating Profit Margin. To preserve the intended incentives and benefits of the Incentive Plan, the Committee may adjust the Revenue Growth calculation to reflect any material corporate transaction (such as a reorganization, combination, separation, merger, acquisition, or any combination of the foregoing), or any complete or partial liquidation of the Company (or any material portion of the Company).

(W) "Target Incentive Amount" means, for each Participant, the product of (i) the Participant's Base Salary times (ii) the Participant's Target Incentive Factor.

(X) "Target Incentive Factor" means the applicable target award percentage for a Participant as set forth in Schedule A to this Incentive Plan.

(Y) "VCP" means the Company's Variable Compensation Plan, or any similar plan intended to compensate Employees based on the Company's financial performance.

3. Administration of the Incentive Plan.

(A) Administration. The Incentive Plan shall be administered by the Committee.

(B) Powers of the Committee. Subject to the provisions of the Incentive Plan and to the specific duties, if any, delegated by the Board, the Committee shall have the authority, in its discretion, to construe and interpret the terms of the Incentive Plan, to designate the Participants in the Incentive Plan, and to make all other determinations deemed necessary or advisable for administering the Incentive Plan. The Committee may delegate to the Plan Administration Committee the determination of the Participants in the Plan and the Target Incentive Amount for anyone other than Covered Employees and executive officers who are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934.

(C) Individual Performance Multipliers. In determining an Individual Incentive Payment, the Committee may include an Individual Performance Multiplier for any Participant that reflects a Participant's achievement of MBOs during a Plan Cycle. If included, the Committee will set the MBOs for a Plan Cycle. For all Participants other than Covered Employees and executive officers who are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, the Committee may delegate to the Plan Administration Committee the setting of MBOs for individual Participants. The specific MBOs must be established while the performance relating to the MBOs remains substantially uncertain with respect to achievement of such MBOs during a Plan Cycle. MBOs may vary based on the Company's strategic initiatives and the responsibilities of each Participant.

(D) Effect of Committee's Decisions. The Committee's decisions, determinations and interpretations shall be final and binding on all Participants.

4. Eligibility.

Except as set forth in Sections 7 and 8 below, Participants must be Continuously Employed by the Company during a Plan Cycle to receive an Individual Incentive Payment. Participants who become employed during a Plan Cycle and remain Continuously Employed by the Company from the date of their employment through the remainder of the Plan Cycle will receive a pro-rata Individual Incentive Payment based upon the number of calendar days during a Plan Cycle that the Participant was an Employee. Subject to Section 7 below, a Participant's Target Incentive Factor for a Plan Cycle will be based on the Target Incentive Factor for the Participant determined as of the last day of the Plan Cycle.

5. Determination of Payments.

The Individual Incentive Payment to each Participant for each Plan Cycle shall be calculated by multiplying the Participant's Target Incentive Amount by the Incentive Plan Pay-Out Percentage for that Plan Cycle. At its discretion and to the extent consistent with Section 7 in regard to any Covered Employee, the Committee or Plan Administration Committee may further include an Individual Performance Multiplier in the determination of Individual Incentive Payments during any Plan Cycle. In no event shall any Individual Incentive Payment exceed 250% of a Participant's Target Incentive Amount and in no event will a Participant receive Individual Incentive Payments in any fiscal year in excess of $2,000,000.

6. Payout Schedule.

(A) Payout Timing. Individual Incentive Payments shall be paid in a cash lump sum to each Participant as soon as is reasonably practicable after the public disclosure of the Company's financial results through the filing of a Form 10-Q or Form 10-K with the Securities and Exchange Commission for the relevant Plan Cycle; provided, however, that with respect to each Participant (or his or her estate, as applicable) who, pursuant to Section 8(A) below, is eligible to receive an Individual Incentive Payment for a given Plan Cycle without being Continuously Employed on the date such Individual Incentive Payment is paid, then:

(i) With respect to an Individual Incentive Payment for a Plan Cycle composed of the Company's first and second fiscal quarters, such Individual Incentive Payment shall be paid on or before the 15th day of the third month following the later of (a) the last day of the calendar year in which such Participant died or incurred a Disability, or (b) the last day of the Company's taxable year in which such Participant died or incurred a Disability; and

(ii) With respect to an Individual Incentive Payment for a Plan Cycle composed of the Company's third and fourth fiscal quarters, such Individual Incentive Payment shall be paid in the calendar year during which such Plan Cycle ends, but no later than on or before the 15th day of the third month following the later of (a) the last day of the calendar year in which such Participant died or incurred a Disability, or (b) the last day of the Company's taxable year in which such Participant died or incurred a Disability.

(B) Continuous Status. Notwithstanding anything in the Incentive Plan to the contrary, except as provided in Section 8(A) below in the case of death or Disability, a Participant must be Continuously Employed between the last day of a Plan Cycle and on the date the Individual Incentive Payment is paid in order to receive an Individual Incentive Payment for a given Plan Cycle. In the event a Participant's Continuous Employment with the Company terminates between the last day of a Plan Cycle and on the date the Individual Incentive Payment is paid for any reason other than death or Disability, any unpaid portion of the Participant's Individual Incentive Payment shall be forfeited.

(C) Withholding. Any amounts payable hereunder shall be subject to applicable tax and other payroll withholding in accordance with the Company's policies and programs and applicable law.

7. Awards to Covered Employees.

(A) Awards Granted to Designated Covered Employees. If the Committee determines that an award to be granted to an Employee who is designated by the Committee as likely to be a Covered Employee should qualify as "performance-based compensation" for purposes of Section 162(m) of the Code, such award shall be a 162(m) Award subject to the terms set forth in this Section 7, notwithstanding any contrary term otherwise provided in this Incentive Plan; provided, however, that nothing in this Section 7 shall be interpreted as preventing the Committee from granting awards to Covered Employees that are not intended to constitute "performance-based compensation" within the meaning of Section 162(m) of the Code. 162(m) Awards may be granted with respect to a Plan Cycle, a calendar or fiscal year, or any other performance period designated by the Committee.

(B) Performance Goals Generally. The performance goals for 162(m) Awards shall consist of one or more business criteria or individual performance criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 7(B). Performance goals shall be objective and shall otherwise meet the requirements of Section 162(m) of the Code and regulations thereunder (including Treasury Regulation §1.162-27 and successor regulations thereto), including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain" at the time the Committee actually establishes the performance goal or goals. The Committee may determine that 162(m) Awards shall be granted and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to the payment of such 162(m) Awards. Performance goals may differ for 162(m) Awards granted to any one Participant or to different Participants. In establishing or adjusting a performance goal, the Committee may exclude the impact of any of the following events or occurrences which the Committee determines should appropriately be excluded: (i) any amounts accrued by the Company or its subsidiaries pursuant to management bonus plans or cash profit sharing plans and related employer payroll taxes for the fiscal year; (ii) any discretionary or matching contributions made to a savings and deferred profit-sharing plan or deferred compensation plan for the fiscal year; (iii) asset write-downs; (iv) litigation, claims, judgments or settlements; (v) the effect of changes in tax law or other such laws or regulations affecting reported results; (vi) accruals for reorganization and restructuring programs; (vii) any extraordinary, unusual or nonrecurring items as described in the Accounting Standards Codification Topic 225, as the same may be amended or superseded from time to time; (viii) any change in accounting principle as defined in the Accounting Standards Codification Topic 250, as the same may be amended or superseded from time to time; (ix) any loss from a discontinued operation as described in the Accounting Standards Codification Topic 360, as the same may be amended or superseded from time to time; (x) goodwill impairment charges; (xi) operating results for any business acquired during a specified calendar year; (xii) third party expenses associated with any acquisition by the Company or any subsidiary; (xiii) items that the Board has determined do not represent core operations of the Company, specifically including, but not limited to, interest expenses, taxes, depreciation and amortization charges; (xiv) marked-to-market adjustments for financial instruments; (xv) impairment to assets; and (xvi) any other extraordinary events or occurrences identified by the Committee, including, but not limited to, such items described in management's discussion and analysis of financial condition and results of operations or the financial statements and notes thereto appearing in the Company's annual report to shareholders for the applicable year.

(C) Business Criteria. One or more of the following business criteria for the Company, on a consolidated basis, and/or for specified subsidiaries or business or geographical units of the Company (except with respect to the total stockholder return and earnings per share criteria), shall be used by the Committee in establishing performance goals for 162(m) Awards: (i) stock price, (ii) earnings per share (diluted or basic), (iii) operating income, (iv) return on equity or assets, (v) cash flow, (vi) earnings before interest, taxes, depreciation and amortization ("EBITDA"), (vii) adjusted EBITDA, (viii) overall revenue or sales growth, (ix) expense reduction or management, (x) market share, (xi) total shareholder return, (xii) return on investment, (xiii) earnings before interest and taxes ("EBIT"), (xiv) net income, (xv) return on net assets, (xvi) economic value added, (xvii) shareholder value added, (xviii) cash flow return on investment, (xix) net operating profit, (xx) net operating profit after tax, (xxi) return on capital, (xxii) return on invested capital, (xxiii) achievement of savings from business improvement projects, (xxiv) capital project deliverables, (xxv) human resources management targets, including medical cost reductions and time to hire, (xxvi) leverage ratios including debt to equity and debt to total capital; (xxvii) debt reduction; (xxviii) new or expanded market penetration; (xxix) satisfactory internal or external audits; (xxx) revenues; (xxxi) Operating Profit Margin; (xxxii) Revenue Growth; and (xxxiii) any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Russell 2000 Index or a group of comparable companies.

(D) Individual Performance Criteria. Payment of 162(m) Awards may also be contingent upon individual performance goals established by the Committee, including individual business objectives and criteria specific to an individual's position and responsibility with the Company or its subsidiaries. If required for compliance with Section 162(m) of the Code, such criteria shall be approved by the stockholders of the Company.

(E) Time for Establishing Performance Goals. Performance goals applicable to 162(m) Awards shall be established not later than the earliest to occur of (i) 90 days after the beginning of the calendar year applicable to such 162(m) Awards, (ii) after 25% of the period of service (as scheduled in good faith at the time the goal is established) related to such 162(m) Award has elapsed, or (iii) at such other date as may be required or permitted for "performance-based compensation" under Section 162(m) of the Code.

(F) Payout of Awards. After the end of each applicable calendar year or Plan Cycle, the Committee shall determine the amount of any 162(m) Award payable to each Participant. The Committee may, in its discretion, reduce the amount of a payment otherwise to be made in connection with a 162(m) Award, and/or adjust the amount of a payment otherwise to be made in connection therewith to reflect the events or occurrences set forth in Section 7(B), but may not exercise discretion to increase any such amount in the case of any 162(m) Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code. For purposes of clarity, in the event that an adjustment made solely pursuant to Section 7(B) above results in the increase of a payment under a 162(m) Award that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee will not be deemed to have made an impermissible increase to the amount payable pursuant to that 162(m) Award. In addition to the provisions of Section 8(A), the Committee may specify the circumstances in which such a 162(m) Award shall be paid or forfeited in the event of termination of employment by an Employee prior to the end of the applicable calendar year or payment of such Award; provided, that, with respect to Awards intended to constitute "performance-based compensation" within the meaning of Section 162(m) of the Code, the Committee shall not take any action in this regard that would cause any such 162(m) Award to fail to so qualify.

(G) Written Determinations. All determinations by the Committee as to the establishment of performance goals, the amount of any 162(m) Award, and the achievement of performance goals relating to and final payment of 162(m) Awards shall be made in writing in the case of any 162(m) Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code. The Committee may not delegate any responsibility relating to such 162(m) Awards.

(H) Status of Awards under Section 162(m) of the Code. It is the intent of the Company that 162(m) Awards granted to Employees who are designated by the Committee as likely to be Covered Employees within the meaning of Section 162(m) of the Code and the regulations thereunder (including Treasury Regulation §1.162-27 and successor regulations thereto) shall, if so designated by the Committee, constitute "performance-based compensation" within the meaning of Section 162(m) of the Code and regulations thereunder. Accordingly, the terms of this Section 7, including the definitions of Covered Employee and other terms used herein, shall be interpreted in a manner consistent with Section 162(m) of the Code and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Employee will be a Covered Employee with respect to a calendar year that has not yet been completed, the term "Covered Employee" as used herein shall mean only an Employee designated by the Committee, at the time of grant of an award, who is likely to be a "covered employee" (as defined in Section 162(m) of the Code, Treasury Regulation §1.162-27 and successor regulations thereto) with respect to that calendar year. If any provision of this Incentive Plan as in effect on the date of adoption of any agreements relating to awards that are designated as intended to comply with Section 162(m) of the Code does not comply or is inconsistent with the requirements of Section 162(m) of the Code or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

8. Miscellaneous Provisions.

(A) Death or Disability. In the event of a Participant's death or Disability, the Participant or his or her estate (as applicable) will receive a pro rata Individual Incentive Payment, based upon the Company's performance during a Plan Cycle and the number of calendar days completed in the current Plan Cycle at the time of the death or Disability.

(B) Unsecured Creditor. It is understood and agreed that the Company has only a contractual obligation to make payments of Individual Incentive Payments under this Incentive Plan and that such payments are to be satisfied out of general corporate funds that are subject to the claims of the Company's creditors.

(C) Change in Control. In the event of a Change in Control, the Incentive Plan will be assumed or comparably replaced by the Company's successor. If the successor fails or refuses to assume or comparably replace the Incentive Plan, each Participant will receive a pro rata Individual Incentive Payment, based upon the number of calendar days completed in the current Plan Cycle multiplied by an Incentive Plan Pay-Out Percentage of 100%. Any such payment shall be a lump sum cash payment made within ten (10) days of a Change in Control; provided, however, that with respect to each Participant (or his or her estate, as applicable) who, pursuant to Section 8(A) above, is eligible to receive an Individual Incentive Payment for a given Plan Cycle without being Continuously Employed on the date such Individual Incentive Payment is paid, such Individual Incentive Payment shall be paid on or before the 15th day of the third month following the later of (a) the last day of the calendar year in which such Participant died or incurred a Disability, or (b) the last day of the Company's taxable year in which such Participant died or incurred a Disability.

(D) Reclassification. In the event that an Employee who is a Participant is reclassified or demoted to a position which would not then qualify such individual as a Participant, the Employee will nevertheless remain eligible to participate in the current Plan Cycle, provided that he or she remains in Continuous Employment. The Employee shall be ineligible, however, to participate in any new Plan Cycle, unless the Committee determines otherwise in its sole discretion.

(E) Section 409A of the Code. Each Individual Incentive Payment under this Incentive Plan is intended to be exempt from Section 409A of the Code pursuant to the exception for short-term deferrals (within the meaning of the Treasury regulations issued under Section 409A of the Code), and the Incentive Plan shall be construed and interpreted in accordance with such intent to the maximum extent permitted by law.

(F) Right to Offset. To the extent permitted by law, the Company shall have the right to offset against its obligation to deliver amounts under any Individual Incentive Payment any outstanding amounts of whatever nature that the Participant then owes to the Company.

9. Limitations.

Neither the Incentive Plan nor any Individual Incentive Payment shall confer upon a Participant any right with respect to continuing the Participant's employment relationship with the Company, nor shall it interfere in any way with the Participant's right or the Company's right to terminate such employment at any time, with or without cause.

10. Amendment and Termination.

The Committee shall have the power to amend, suspend or terminate the Incentive Plan at any time, provided that no such amendment or termination shall adversely impair a Participant's rights with respect to any Plan Cycle that has already commenced.

11. Governing Law.

The Program shall be governed by the internal substantive laws, and not the choice of law rules, of the State of Delaware.

12. No Right of Assignment.

No Participant shall have any right to assign, alienate, or otherwise transfer his or her rights, if any, under the Incentive Plan. Any purported assignment, alienation or transfer by a Participant of his or her rights under the Incentive Plan shall be null and void *ab initio* and of no force or effect.

Schedule A

TARGET INCENTIVE FACTORS FOR EACH PLAN CYCLE

Level	Target Incentive Factor
CEO	**50%**
Direct Reports to the CEO at the Vice President Level and above	**25%**
Other Management and Key Individual Contributors*	**5 – 25%**

*As determined by the Plan Administrative Committee.

LEARN MORE AT
www.cirrus.com

NORTH AMERICA
CORPORATE HEADQUARTERS
800 West Sixth Street
Austin, Texas 78701
United States
T +1-512-851-4000
Toll-Free +1-800-888-5016

EUROPE
CIRRUS LOGIC (U.K.) LTD.
Ground Floor Offices
James House, Mere Park
Dedmere Road
Marlow, Buckinghamshire SL7 1FJ
United Kingdom
T +44 (0) 1628-891-300

JAPAN
CIRRUS LOGIC K.K.
G-Square Mita 8F
3-2-6 Mita
Minato-ku
Tokyo, Japan 108-0073
T +81 (3) 6732-8477

ASIA PACIFIC
CIRRUS LOGIC INTERNATIONAL LTD.
Suite 1427
Ocean Centre
Harbour City
5 Canton Road
Tsimshatsui
Kowloon, Hong Kong
China
T +852-2376-0801



CIRRUS LOGIC®